
10011280

Dresser-Rand 2009 Annual Report

Flexibility. Sustainability. Growth.

DRESSER-RAND.

Company Profile

Table of Contents

Dresser-Rand operates 12 manufacturing facilities in seven countries, 37 service centers in 20 countries, and numerous sales offices worldwide. Our clients know us best for our ability to bring equipment solutions and premier service for rotating equipment—centrifugal and reciprocating gas compressors, gas and steam turbines, gas expanders, and associated control panels—to the energy infrastructure markets. These products are used in oil and gas production, high-pressure field injection and oil recovery, gas liquefaction, gas transmission, refinery processes, natural gas processing, power generation, petrochemical production, general industry (including paper, steel, sugar, distributed power), and U.S. Navy applications. We continue to expand our markets by investing in new technologies and companies that offer exceptional operational and environmental benefits and the economic value that allow our clients to maximize the return on their asset investments and increase their competitiveness. Our Vision is to earn client loyalty for life.

Five-Year Financial Summary*

($ in millions)	2009	2008	2007	2006	2005
Bookings	$1,662	$ 2,523	$ 2,195	$ 1,839	$ 1,446
INCOME STATEMENT DATA					
Revenues	2,290	2,195	1,665	1,502	1,208
Gross profit	658	619	449	404	287
Income from operations	349	338	197	176	116
Net income	211	198	107	79	37
BALANCE SHEET DATA					
Cash & cash equivalents	223	147	206	147	98
Net working capital	91	32	2	67	53
Total assets	2,150	2,052	1,951	1,771	1,658
Total debt	370	370	370	506	598
Total equity	1,013	760	805	632	515
OTHER DATA					
Depreciation & amortization	52	49	49	50	61
Interest expense net	(32)	(29)	(37)	(48)	(57)
Cash from operating activities	130	235	216	164	212
Capital expenditures	41	40	24	20	16
Employees *(end of period)*	6,109	6,400	5,439	5,013	4,892

**This information is only a summary and should be read in conjunction with the selected financial data in the Annual Report on Form 10-K enclosed herewith.*

BOOKINGS
($ in millions)



$1,446
$1,839
$2,195
$2,523
$1,662
05 06 07 08 09

BACKLOG– END OF PERIOD
($ in millions)



$885
$1,267
$1,859
$2,252
$1,712
05 06 07 08 09

REVENUES
($ in millions)



$1,208
$1,502
$1,665
$2,195
$2,290
05 06 07 08 09

INCOME FROM OPERATIONS
($ in millions)



$116
$176
$197
$338
$349
05 06 07 08 09

Letter to Stockholders



Vincent R. Volpe Jr.
President and
Chief Executive Officer

Dear Fellow Stockholder:

The year 2009 marked our fifth year of exceptional growth and profitability as a public company. Despite the worldwide recession and lagging economy, we set records for sales, operating income, net income, earnings per share and worldwide safety performance.

This past year was also a test for our business model—a test that will continue during the early part of 2010. For the first time since 2002, our overall bookings were less than those of the previous year. More importantly, however, our efforts during the last eight years to implement a manufacturing model to succeed during the low points in the cycle have paid off.

We believe the characteristics of our business model—flexibility, sustainability and growth—are solid. As a result, we are effectively weathering the storm without major restructuring or extended plant closures and the Company's financial condition is strong. We expect, too, that our business model will provide us with respectable margins and results in 2010, despite lower revenues driven by lower 2009 new unit bookings.

We have good reason to celebrate our accomplishments this past year, including a record-setting financial performance. Other highlights include:

- The acquisition of Compressor Renewal Services
- New strategic alliance agreements with Saudi Aramco and Samsung Techwin
- Three new service centers
- A new technology center at our factory in Olean, New York.

Flexibility

I've been talking the past few years about the flexibility we've built into our business model, which gives us the ability to meet significant new unit demand swings with minimal disruption. The new unit segment is cyclical by nature and represents approximately half of our revenues. With new unit orders down nearly 50 percent in 2009 compared to 2008 levels, we will now be able to fully demonstrate the strength of this model.

We believe our business model allows us to adjust, or "flex" our capacity to adapt accordingly to business conditions without incurring significant costs associated with expanding plant capacity during periods of high demand, or substantially reducing in-house manufacturing hours during periods of reduced demand. This flexible manufacturing model, coupled with the custom-engineered nature of the new units business, is expected to allow for relatively modest investment that contributes to strong cash flow generation. Over the years, we have demonstrated the ability to run this business on an ongoing basis with average net working capital and capital expenditure requirements of approximately 5 percent and 1-1/2 to 2 percent of sales, respectively.

Sustainability

Sustainability takes on many different meanings, including sustainable competitive advantages, sustainable business processes and sustainable business practices.

Dresser-Rand has a legacy of providing products that are energy-efficient and reliable. Our sustainable competitive advantages include our industry-leading technologies, the largest installed base in the industry and our extensive service network. All of these support our value proposition, which is centered today on providing the lowest total cost of ownership, the dependability of our solutions and the expansive support we provide our clients.

We believe the number of alliances we have with many of the leading energy producers worldwide further validates our value proposition. Today, we have more than 50 alliances—significantly more than any one of our major competitors.

Our long-term goal is to incorporate this same responsibility and diligence throughout all our business operations to the betterment of the economy, environment and society.

This year we are launching our first-ever Corporate Sustainability Report, which will be available on our web site. I encourage you to read this report in conjunction with our annual report. We're excited about our sustainability initiatives and believe this broader focus is the right thing to do for building long-term stockholder value.

Growth

We believe that industry fundamentals are favorable and will drive continued growth in investment in the global energy infrastructure, including opportunities for us to supply mission critical equipment for our traditional oil and gas markets, as well as new emerging market opportunities.

Upstream projects will be driven by the need to extend the lives of maturing producing fields and to meet the world's growing demand for energy. We expect demand for floating production, offloading and storage (FPSO) vessels and liquefied natural gas (LNG) facilities (especially floating LNG) to be robust for the next several years. Downstream projects will be driven by developing countries that today export a substantial portion of their crude oil production, but import refined product because they will want to create jobs by processing crude in these countries.

We remain focused on potential emerging technologies including subsea compression and environmentally friendly (including renewable energy) technologies such as compressed air energy storage, carbon capture and storage, combined heat and power, biomass, and wave energy.

We believe our aftermarket will continue to be a strong engine for growth. Our equipment is critical to the operating assets of our end user clients. Our objective is to continue to grow volumes in this segment, which we've been able to do over the past nine years at approximately a 10 percent compound annual growth rate. We believe we can continue to grow our services business at this rate for the foreseeable future.

Outlook

Looking ahead, we'll remain focused on executing our strategy that has served us well over the past nine years. We're focused on improving new unit margins and increasing aftermarket volumes. We're looking at international expansion through our localization initiatives and service extensions through additional service centers, increased service personnel and strategic acquisitions. We'll also continue to strive for steady progress in our Safety and Quality initiatives and efforts to reduce operating costs and promote the highest level of service to our clients.

We're firmly positioned at the forefront of the industry's changing technologies and fast-paced trends. We are committed to meet the challenges that lie ahead and seize the right opportunities.

Finally, we would like to welcome Stephen A. Snider to our board of directors. Mr. Snider, who joined our board in November, was chief executive officer and director of Exterran Holdings, Inc., a global natural gas compression services company, and was chief executive officer and director for the general partner of Exterran Partners, L.P., a domestic natural gas contract compression services business. He is widely respected and brings significant business experience and industry expertise to our company as we continue our focus on profitable growth and creating value for our stockholders.

In closing, I want to thank our Board and the more than 6,100 Dresser-Rand employees worldwide for their hard work, dedication and commitment to the continued success of our business. I want to also thank you, our stockholders, for your continued support. I believe our future is bright.



Vincent R. Volpe Jr.
President and CEO

Flexibility

Responsive to change.

Supplier Diversity



Dresser-Rand's supplier diversity program is a key component of the Company's overall SCM strategy. Program administrators work to align D-R strategically with best-in-class suppliers and to ensure we have a diverse supplier make-up that includes minority- and veteran-owned, small and disadvantaged, and historically underutilized business (HUB) zone businesses. The program provides a great opportunity for the company to develop innovative, high-quality, cost-effective business solutions for its clients and assures a variety of suppliers are afforded opportunities to work with Dresser-Rand.

Approximately one-half of our revenues derive from our new units segment, a segment that is cyclical by nature because it is tied to energy infrastructure investments. Despite lower demand for new equipment in 2009, we were able to successfully mitigate the potential swing in new unit margins because of our business model.

Key attributes of our business model include a strong value proposition and low capital intensity with flexible manufacturing and a steady, high-margin aftermarket component. Dresser-Rand managed to successfully flex capacity down in 2009 and will continue to do so in 2010 due to the low level of new unit bookings in the first nine months of 2009. This flexible manufacturing strategy allows us to manage the load in our factories at the optimum level and keep fixed costs more fully absorbed during times of low demand, which, in turn, helps us to better maintain operating margins.

Alliance relationships are an essential part of our business model, aligned strategically with our vision, and remain a key differentiator in the marketplace. Just as Dresser-Rand works to create relationships with clients, Supply Chain Management (SCM) works to create closer, more enduring relationships with suppliers by identifying suppliers that can strengthen our supply chain. Selecting suppliers globally gives us greater flexibility, provides a larger pool of talent from which to draw upon and reduces Dresser-Rand's manufacturing and other costs.

Dresser-Rand has a legacy of providing sustainable products that are reliable and energy efficient. We remain well positioned to participate in the continued build out of the energy infrastructure to support the world's need for energy resources in environmentally responsible ways.



Dresser-Rand's steam turbines, blowers, compressors, and valves used on aircraft carriers, submarines, amphibious ships, and surface combatants meet the stringent requirements unique to both the U.S. Navy and the safety critical commercial nuclear businesses. Our government business unit booked more than $100 million in 2009—its largest booking year in the business unit's 10-year history.

Sustainability

Principles which sit at the intersection of the environment, society and governance.

Emerging Markets



While the oil and gas markets will remain our primary markets for the foreseeable future, our markets increasingly encompass power generation as well as emerging market opportunities. We continue to expand our markets by investing in new technologies and companies that offer exceptional environmental benefits. Our integrated compression system, or ICS, (see photo above) is an extension of our industry-leading DATUM compressor platform. We believe its unique design and integrated separation technology make it "only-in-class." It has an extraordinary value proposition and will represent the next frontier for subsea compression.

We maintain several sustainable competitive advantages—premier technologies, worldwide service and support, advanced business processes, and competitive cycle times. All of these can help make our clients more competitive in their markets by lowering their total costs of ownership.

Dresser-Rand has the largest installed base in the industry and is the only OEM with a portfolio comprehensive enough to service this population of equipment. Our global network of 37 service centers in 20 countries, and our ability to also service equipment made by other manufacturers, makes Dresser-Rand a premier service provider.

Alliance relationships enable both parties to achieve common goals such as lower procurement costs and reduced cycle times, provide Dresser-Rand with better insights into clients' businesses, improve life cycle costs, and enhance the return on clients' assets. Our new vision and mission statements effectively capture Dresser-Rand's essential goals. Our vision is to earn client loyalty for life, and our mission is to provide the most reliable and efficient rotating equipment and service solutions and lead in safety, environmental stewardship, quality, and cycle time.

Dresser-Rand is proud of its history and its continuing commitment to help clients improve their process efficiencies, meet increasingly stringent environmental regulations and increase energy capacity worldwide, all while remaining focused on the environment, society and governance.

Our new technology center in Olean, New York, demonstrates our ongoing commitment to environmental stewardship and responsibility. The facility accommodates nearly 500 employees (primarily engineers, scientists and technicians). It was awarded LEED® Gold certification as established by the U.S. Green Building Council and verified by the Green Building Certification Institute (GBCI), based on a number of green design and construction features that positively impacted the project itself and the broader community.

Growth

An increase in size, number, value, or strength; extension or expansion.

"Green" Power



Dresser-Rand Aircogen was established to participate in the rapidly growing alternative energy market for combined heat and power (CHP) distributed power generation. As with other renewable/sustainable energy sources, CHP can provide "green" power and reduce greenhouse gas emissions and the carbon footprint for D-R clients. Aircogen also offers the potential of producing long-term maintenance agreements with clients. Transform Pharmaceuticals in Boston, Massachusetts is exceeding its goals to reduce energy costs and greenhouse emissions with the help of D-R's Aircogen CHP 250kW solar thermal-assisted trigeneration system (see photo above).

Many exciting opportunities lie ahead in our traditional oil and gas markets as well as in emerging markets where "green" energy solutions such as CO_2 sequestration; wave energy; combined heat and power; biomass; turbo-compound systems; and compressed air energy storage (CAES) are gaining momentum.

In the upstream arena, our strategic cooperation agreement with Samsung Techwin for packaging centrifugal compressors and gas turbines will help us better serve clients that are active in floating production, storage and offloading (FPSO) vessels and floating LNG (FLNG) projects.

In 2009, we added new service centers in Abu Dhabi (UAE), Couva (Trinidad) and Baroda (India). With the acquisition of the assets of Leading Edge Turbine Technologies, Inc. in January 2010, we now have a total of 37 service centers.

Our long-term corporate procurement agreement (CPA) with Saudi Aramco will help create employment locally, provide excellent service to Saudi Aramco and others as well as help Dresser-Rand grow its new unit and services businesses in this key region of the world. This localization initiative has already borne fruit as we booked the majority of all the rotating equipment going into the two new refineries being constructed in this region, one in Al-Jubail and the other in Yanbu.

The acquisition of Compressor Renewal Services (CRS) represents the third strategic acquisition supporting Dresser-Rand's focus on gas transmission and gathering (with emphasis on the extensive installed base of integral gas engines). Combined with our acquisitions of Arrow and Enginuity in 2008, CRS strengthens our service capability for the midstream (gas gathering and transmission) market—an area we're specifically focused on developing a service excellence mindset.

As we look ahead, D-R will continue to pursue acquisitions and technologies that contribute toward profitable growth and stockholder value.



Dresser-Rand's new large compressor, full-load test center in Le Havre, France increases its worldwide load testing capacity for natural gas up to 150 MW with gas turbine drivers or 100 MW with electric motor drivers. The new center initiated a full-load, full-pressure performance test of a high-pressure compressor train being supplied for a FPSO vessel for the Pazflor field offshore Angola.

Company Information



Board Of Directors (clockwise from top left): Michael L. Underwood, Louis A. Raspino, Rita V. Foley, Joseph C. Winkler, Philip R. Roth, Vincent R. Volpe Jr., William E. Macaulay, and Stephen A. Snider

Executive Leadership Team

Vincent R. Volpe Jr., *President and Chief Executive Officer**
Sammy Antoun, *Vice President and General Manager, Middle East and North Africa Operations*
Mark E. Baldwin, *Executive Vice President and Chief Financial Officer**
Steven G. Brady, *Chief Information Officer*
Raymond L. Carney, *Vice President, Controller and Chief Accounting Officer**
Jean-Francois Chevrier, *Vice President, New Infrastructure Development*
Bradford W. Dickson, *Vice President, Chief Marketing Officer*
James A. Garman, *Vice President and Chief Administrative Officer**
Nicoletta Giadrossi, *Vice President and General Manager, Europe, Middle East & Africa**
James R. Heid, *Vice President, Business Solutions*
Dick G. Heusinkveld, *Vice President and General Manager, Asia Pacific Operations*
Mark F. Mai, *Vice President, General Counsel and Secretary**
Kenneth R. Marcia, *Vice President, Worldwide Supply Chain and Process Innovation*
Luciano Mozzato, *Executive Vice President, Services Worldwide**
Jesus M. Pacheco, *Executive Vice President, New Equipment Worldwide**
Christopher Rossi, *Vice President of Technology and Business Development**
Robert J. Saltarelli, *Vice President and Treasurer*
Peter T. Salvatore, *Vice President and General Manager, Worldwide Field Operations*
Jerome T. Walker, *Vice President and General Manager, Americas and Asia Pacific**

**Denotes officers subject to Section 16(a) of the Securities and Exchange Act of 1934.*

Board of Directors

William E. Macaulay, *Chairman of the Board*
Rita V. Foley
Louis A. Raspino
Philip R. Roth
Stephen A. Snider
Michael L. Underwood
Vincent R. Volpe Jr.
Joseph C. Winkler

Committees of the Board of Directors

AUDIT COMMITTEE
Michael L. Underwood, *Chairman*
Rita V. Foley
Louis A. Raspino
Philip R. Roth

COMPENSATION COMMITTEE
Louis A. Raspino, *Chairman*
Rita V. Foley
Joseph C. Winkler

NOMINATING AND GOVERNANCE COMMITTEE
Philip R. Roth, *Chairman*
Stephen A. Snider
Michael L. Underwood
Joseph C. Winkler

Corporate Office

Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, Texas 77042
Tel: (Int'l +1) 713-354-6100
www.dresser-rand.com

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone: (877) 295-8606
TDD for hearing impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Houston, TX 77002

Investor Relations

Blaise E. Derrico,
Director, Investor Relations
E-mail: bderrico@dresser-rand.com

Stock Listing

Stock symbol: DRC
Stock traded on NYSE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-32586

DRESSER-RAND GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-1780492**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

West8 Tower, Suite 1000
10205 Westheimer Rd.
Houston, Texas 77042
(Address Of Principal Executive Offices)
(713) 354-6100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

(Title of class)

(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price of $26.10 per share at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was $2,151,157,276

There were 82,529,890 shares of common stock outstanding on February 19, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III.

TABLE OF CONTENTS

ITEM 1. ***BUSINESS ($ in millions)***

Overview

Dresser-Rand Group Inc. is a Delaware corporation formed in October 2004. Dresser-Rand Company, an affiliate of Dresser-Rand Group Inc., was initially formed on December 31, 1986, when Dresser Industries, Inc. and Ingersoll Rand entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll Rand. On October 1, 1992, Dresser Industries, Inc. purchased a 1% equity interest from Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries, and Dresser Industries, Inc.'s ownership interest in Dresser-Rand Company transferred to Halliburton Industries. On February 2, 2000, a wholly-owned subsidiary of Ingersoll Rand purchased Halliburton Industries' 51% interest in Dresser-Rand Company. On August 25, 2004, Dresser-Rand Holdings, LLC, an affiliate of First Reserve Corporation ("First Reserve"), a private equity firm, entered into an equity purchase agreement with Ingersoll Rand to purchase all of the equity interests in the Dresser-Rand Entities for approximately $1.13 billion. The acquisition closed on October 29, 2004. On August 4, 2005, Dresser-Rand Group, Inc., completed its initial public offering of common stock at $21.00 per share. The common stock trades on the New York Stock Exchange under the symbol "DRC." During 2006 and 2007, there were three secondary sales of the Company's stock by D-R Interholding, LLC, an affiliate of First Reserve Corporation. D-R Interholding LLC subsequently sold its entire interest in Dresser-Rand Group Inc. In this Form 10-K, we refer to this acquisition as the "Acquisition" and the term "Transactions" means, collectively, the Acquisition and the related financings to fund the Acquisition.

Unless the context otherwise indicates, as used in this Form 10-K, (i) the terms "we," "our," "us," the "Company", the "Successor" and similar terms refer to Dresser-Rand Group Inc. and its consolidated subsidiaries, (ii) the term "Dresser-Rand Entities" refers to Dresser-Rand Company and its direct and indirect subsidiaries, Dresser-Rand Canada, Inc. and Dresser-Rand GmbH and (iii) the term "Ingersoll Rand" refers to Ingersoll Rand Company Limited, and its predecessors, which sold its interest in the Dresser-Rand Entities in the Acquisition.

We are among the largest global suppliers of custom-engineered rotating equipment solutions for long-life, critical applications in the oil, gas, chemical, petrochemical, process, power, military and other industries worldwide. Our segments are (1) new units and (2) aftermarket parts and services. Our products and services are widely used in applications that include gas gathering, gas recompression and export, gas lift and high pressure re-injection; CO_2 re-injection, enhanced oil recovery, main refrigeration compression and other duties for liquefied natural gas (LNG) plants; gas transmission and storage as well as gas processing; a variety of refinery services; ammonia and methanol synthesis gas; ethylene and other petrochemical services and chemical plant services. Our custom-engineered products are also used in other advanced applications to recover and/or increase energy efficiency. These include, among others, hot gas turbo-expanders for energy recovery in refineries; co- and tri-generation combined heat and power (CHP) packages for institutional and other clients; steam turbines to generate power in ships using steam raised by recovering exhaust heat from the main engines, and compressed air energy storage (CAES) applications for utility sized power generation projects that are environmentally friendly and provides unique grid management features. The typical CAES plant makes use of our classes of axial compressors, centrifugal compressors, gas expanders, controls and rotating equipment system integration capabilities. Other general industrial markets served include paper, steel, sugar, and distributed power generation. We operate globally with manufacturing facilities in the United States, France, United Kingdom, Germany, Norway, China and India.

We provide a wide array of products and services to our worldwide client base in over 140 countries from our global locations (65 sales offices, 37 service centers and 12 manufacturing locations) in 18 U.S. states and 29 countries. Our clients include Chevron, Royal Dutch Shell, ExxonMobil, BP, Statoil, Total, Petrobras, Pemex, PDVSA, Petronas, Saudi Aramco, ConocoPhillips, LUKOIL, Marathon Petroleum Company, Repsol, and Dow Chemical Company.

Our solutions-based service offering combines our industry-leading technology, extensive worldwide service center network and deep product expertise. This approach drives our growth as we offer integrated service solutions that help our clients lower their life cycle costs, minimize adverse environmental impact and maximize returns on their production and processing equipment. We believe our business model and alliance-based approach align us with our clients who increasingly choose service providers that can help optimize performance over the entire life cycle of their equipment. Our alliance program encompasses both the provision of new units and/or parts and services. We offer our clients a dedicated team, advanced business tools, a streamlined engineering and procurement process, and a life cycle approach to manufacturing, operating and maintaining their equipment, whether originally manufactured by us or by a third party. In many of our alliances, we are either the exclusive or preferred supplier of equipment and aftermarket parts and services to a client. Our alliances enable us to:

- lower clients' total cost of ownership and improve equipment performance;
- lower both our clients' and our transaction costs;

- better forecast our future revenues;
- develop a broad, continuing business-to-business relationship with our clients that often results in a substantial increase in the level of activity with those clients; and
- provide access to the entire organization that enhances communications.

The markets in which we operate are large and fragmented. We estimate that in 2009, the worldwide aggregate annual value of new unit sales of the classes of equipment we manufacture was approximately $5 billion and the aftermarket parts and services needs of the installed base of such equipment (both in-house and outsourced) was approximately $9.5 billion.

The recent adverse economic conditions and the downturn in the oil and gas markets at the end of 2008 and into 2009 adversely affected new unit bookings, which will result in lower new unit sales in 2010. While the low level of new unit bookings in 2009 reflected the ongoing project delays that we have experienced throughout the first nine months of 2009, we believe we are experiencing a recovery in the new units market. Moreover, we continue to believe that in the long-term we are well positioned to benefit from a variety of trends that should continue to drive demand for our products and services, including:

- the increased worldwide demand for energy resulting from population and economic growth;
- the maturation of production fields worldwide, which requires increased use of compression equipment to maintain production levels;
- the increase in demand for natural gas, which is driving growth in gas production, storage and transmission infrastructure;
- regulatory and environmental initiatives, including clean fuel legislation and stricter emissions controls worldwide;
- the increased interest in and government support for renewable energy sources such as wind, solar and wave as well as environmentally focused solutions such as compressed air energy and carbon capture and sequestration;
- the aging installed base of equipment, which is increasing demand for aftermarket parts and services, revamps and upgrades; and
- the increased outsourcing of equipment maintenance and operations.

Business Strategy

In 2009, approximately 89% of our revenues were generated from energy infrastructure and oilfield spending. Additionally, 55% of our total combined revenues were generated by our new units segment and 45% by our aftermarket parts and services segment. We intend to continue to focus on the upstream, midstream, and downstream segments of the oil and gas market. However, we are not focused exclusively on the oil and gas market; our presence in the emerging opportunities in the alternative energy and environmental services markets for our type of rotating equipment has continued to grow every year. Thus, we expect to capitalize on the expected long-term growth in equipment and services investment in these markets.

As we enter 2010, the market for new unit orders appears to be improving from the low level of bookings we experienced in 2009. While an accurate prediction of whether the economic environment will worsen or improve is difficult, we believe that we are experiencing a recovery in the new unit market. In the fourth quarter 2009, we have booked more than $369 million of new unit orders. This was slightly more than the $358 million of new unit orders booked in the first nine months of 2009. Additionally, our discussions with key clients continue to give us confidence that 2010 new unit bookings may begin to approach the 2008 level.

This is not the first downturn that we have experienced. We have been planning our footprint and manufacturing strategy over the past nine years knowing that our new units business is cyclical. We believe we have built a unique business model that will allow us to flex our manufacturing capacity as is necessary during cyclical upswings and downturns. Through our use of a "flexible manufacturing" strategy, we can accomplish the same amount of manufacturing in less space, where we use our suppliers to flex up or down as needed to meet our manufacturing requirements.

For example, nearly ten years ago, we took steps to lower our operating costs and breakeven point by completing a number of restructuring programs across the entire Company. During 2002 to 2004, we consolidated facilities and reduced headcount by more than 20 percent. Since then, revenues more than doubled without adding significant manufacturing capacity. We accomplished this as a result of our business realignment toward the aftermarket parts and services segment, our lean manufacturing initiatives, and our decision to use the supply chain to flex manufacturing capacity to meet rising demand.

Our business model has yielded record results in 2009. We also expect our business model to minimize operating margin deterioration in 2010 despite lower revenues driven by lower 2009 new unit bookings. Approximately one-half of our revenues derive from our new units segment, which is tied to energy infrastructure investments. This segment is cyclical by nature. Our flexible manufacturing model, which fundamentally reflects our ability to flex our supply chain, helps us in times of slowing demand to keep our factories relatively full and fixed costs more fully absorbed, which has helped us maintain operating margins much better than in past industry downturns.

Another important aspect of our business model is that about half of our revenues derive from the aftermarket segment, which is much less cycle sensitive. Our equipment is mission critical to the operating assets of our end user clients. They run continuously and, therefore, require parts and servicing generally regardless of commodity prices. In 2009, this segment of our business represented approximately 76% of the Company's operating income. By putting talented people and more efficient processes in place over the last nine years, we have grown this segment at about a 10% compounded annual rate.

Two other important characteristics of our business model are our strong value proposition and our low capital intensity. Our value proposition currently is centered around our clients' total cost of owning and operating our supplied equipment. We believe we have built some of the most efficient and reliable equipment in the world. This class of equipment may run for 30 years or more. Over the life cycle of that equipment, the more efficient the equipment is, the less energy it consumes to operate and the less CO_2 and other emissions emanate from the equipment driving our machines. Hence, there is a quantifiable value proposition associated with what we build. With respect to our low capital intensity, we have demonstrated the ability to run our business on an ongoing basis with net working capital and capital expenditure requirements of approximately 5% and 1.5% to 2% of sales, respectively.

With respect to our long-term business strategy, our intent is as follows:

Increase Sales of Aftermarket Parts and Services to the Existing Installed Base. The substantial portion of the aftermarket parts and services needs of the existing installed base of equipment that we currently do not, or only partially service, represents a significant opportunity for growth. We believe the market has a general preference for aftermarket original equipment manufacturers' parts and services. We are implementing a proactive approach to aftermarket parts and services sales that capitalizes on our knowledge of the installed base of our own and our competitors' equipment. Through the D-R Avenue project, we have assembled a significant amount of data on both Dresser-Rand's and our competitors' installed equipment base. We have developed predictive models that help us identify and be proactive in securing aftermarket parts and services opportunities. We are upgrading our service response by integrating the expertise of our factory-based product engineers with the client-oriented service personnel in the field through our Client Interface and Response System (CIRS). CIRS significantly enhances our ability to rapidly and accurately respond to any technical support or service request from our clients. We are expanding our service center network, which is the largest in the industry. Through our lean operating system, we have instilled a culture of operational and visual excellence. We believe our premium service level will result in continued growth of sales of aftermarket parts and services. We also expect positive contributions from recently added service centers coupled with the traction we are gaining from newly acquired businesses.

Expand Aftermarket Parts and Services Business to Non-Dresser-Rand Original Equipment Manufacturers' Equipment. We believe the aftermarket parts and services market for non-Dresser-Rand equipment represents a significant growth opportunity that we continue to pursue on a systematic basis. As a result of the knowledge and expertise derived from our long history and experience servicing the largest installed base in the industry, combined with our extensive investment in technology, we have a proven process of applying our technology and processes to improve the operating efficiency and performance of our competitors' products. Additionally, with the largest global network of full-capability service centers and field service support for our class of equipment, we are often in a position to provide quick response to clients and to offer local service. We believe these, along with our world class field service safety performance, are important service differentiators for our clients. By using D-R Avenue, we intend to capitalize on our knowledge, our broad network of service centers, flexible technology and existing relationships with most major industry participants to grow our aftermarket parts and services solutions for non-Dresser-Rand equipment. We are able to identify technology upgrades that improve the performance of our clients' assets and to proactively suggest upgrade and revamp projects that clients may not have considered.

Grow Alliances. As a result of the need to improve efficiency in a competitive global economy, oil and gas companies are frequently consolidating their supplier relationships and seeking alliances with suppliers, shifting from purchasing units and services on an individual transactional basis to choosing long-term service providers that can help them optimize performance over the entire life cycle of their equipment. We continue to see a high level of interest among our clients in seeking alliances with us, and we have entered into agreements with more than 50 of our clients. We plan to leverage our market leadership, global presence, and comprehensive range of products and services to continue to take advantage of this trend by pursuing new client alliances as well as strengthening our existing alliances. We currently are the only alliance partner for rotating equipment with Marathon Petroleum Company. In addition, we are a preferred supplier to other alliance partners, including BP, Royal Dutch Shell, Statoil, ConocoPhillips, ExxonMobil, Chevron, Petrobras, Pemex, Valero, Praxair, Mustang Engineering, Fluor, PDVSA, and Repsol.

Expand our Performance-Based Long-Term Service Contracts. We are growing our participation in the outsourced services market with our performance-based operations and maintenance solutions (known as our Availability+ program), which are designed to offer clients significant value (improved equipment performance, decreased life cycle cost and higher availability levels) versus the traditional services and products approach. These contracts generally represent multiyear, recurring revenue opportunities for us that typically include a performance-based element to the service provided. We offer these contracts for most of the markets that we serve.

Introduce New and Innovative Products and Technologies. We believe we are an industry leader in introducing new, value-added technology. Product innovation has historically provided, and we believe will continue to provide, significant opportunities to increase revenues from both new units sales and upgrades to the installed base of equipment manufactured by us and other original equipment manufacturers. Many of our products utilize innovative technology that lowers operating costs and increases reliability and performance. Examples of such technology offerings include adapting the DATUM compressor platform for the revamping of other original equipment manufacturers' equipment, a new design of dry-gas seals and bearings, a new generation of rotating separators and an integrated compression system (ICS). We have introduced a complete line of remote-monitoring and control instrumentation that offers significant performance benefits to clients and enhances our operations and maintenance services offering. Further discussion about innovative products and technologies can be found under *New Product Development.* We plan to continue developing innovative products, including new compressor platforms, which could further open up new markets to us.

Continue to Improve Profitability. We continually seek to improve our financial and operating performance through cost reductions and productivity improvements. Process efficiencies, cycle time reductions and cost improvements are being driven by greater worldwide collaboration across Dresser-Rand locations. We have Process Innovation teams removing waste using advanced lean manufacturing methodologies such as value stream mapping. A large portion of our finished products comes from purchased materials and we are extending our process innovation and lean methodologies to remove waste from our supply chain. We are focused on continuing to improve our cost position in every area of our business, and we continue to believe there is substantial opportunity to further increase our productivity.

Selectively Pursue Acquisitions. We intend to continue our disciplined pursuit of acquisition opportunities that fit our business strategy. We will focus on acquisitions within the energy sector that add new products or technologies to our portfolio, provide us with access to new markets or enhance our current product offering or service capabilities. Given our size and the large number of small companies in our industry and related industries, we believe many opportunities for strategic acquisitions remain.

Services and Products

We design, manufacture and market highly engineered rotating equipment and provide services primarily to the worldwide oil, gas, petrochemical and industrial process industries. Our segments are new units and aftermarket parts and services. The following charts show the proportion of our revenue generated by segment, destination and end market for the periods indicated:


Revenue By Segment
Year Ended 12/31/09
Aftermarket Parts and Services
45%
New Units
55%
Revenue By Destination
Year Ended 12/31/09
Asia Pacific
17%
Middle East/ Africa
16%
Europe
19%
Latin America
10%
North America
38%
Revenue By End Market
Year Ended 12/31/09
Other
11%
Oil and Gas Production
29%
Gas Transmission
15%
Refining
32%
Chemical
13%

Segment and destination revenues and related financial information for 2009, 2008, and 2007 can be found in Note 20, Segment Information, in the Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

New Units

We are a leading manufacturer of highly-engineered turbo and reciprocating compression equipment and steam turbines. We also manufacture special-purpose gas turbines. Our new unit products are built to client specifications for long-life, critical applications. The following is a description of the new unit products that we currently offer.

Dresser-Rand Major Product Categories

Product	Maximum Performance	End Markets: Up Stream	Mid Stream	Down Stream	Petro Chemical	Chemical	Industrial	Power
Turbo Products								
Centrifugal Compressors	up to 500k CFM	✓	✓	✓	✓	✓	✓	✓
Gas Turbines & Power Recovery Turbines	up to 50+ MW	✓	✓	✓	✓	✓	✓	✓
Hot Gas Expanders	up to 1600 °F			✓	✓			✓
Reciprocating Compressors								
Process	up to 45k HP	✓	✓	✓	✓	✓	✓	
Separable	up to 11k HP, 7500 psig	✓	✓	✓				
Steam Turbines	up to 75 MW	✓	✓	✓	✓	✓	✓	✓

Turbo Products. We are a leading supplier of turbomachinery for the oil and gas industry worldwide. Turbo products sales represented 53.4%, 54.9%, and 60.9% of our total new unit revenues for the fiscal years ended 2009, 2008, and 2007, respectively. Centrifugal compressors utilize turbomachinery technology that employs a series of graduated impellers to increase pressure. Generally, these centrifugal compressors are used to re-inject natural gases into petroleum fields to increase field pressures for added petroleum recovery or to re-inject carbon dioxide (CO_2) to meet regulatory requirements. In addition, centrifugal compression is used to separate the composition of various gases in process applications to extract specific gases. These compressors are also used to provide the compression needed to increase pressures required to transport gases between gas sources through pipelines. Applications for our turbo products include gas lift and injection, gas gathering, storage and transmission, synthetic fuels, ethylene, fertilizer, refineries and chemical production and CAES application.

Our proprietary DATUM product line incorporates enhanced engineering features that provide significant operating and maintenance benefits for our clients. The DATUM is a comprehensive line of radial and axial split centrifugal compressors, with modular and scalable construction, for flows to 500,000 cubic feet per minute (cfm) (236 m3/s), and discharge pressures to over 10,000 pounds per square inch gauge (psig) (690 barg). In some applications, a single DATUM compressor can compress greater flows per frame size than a comparable existing product offering, resulting in the capability to handle the same pressure ratio with fewer frames. The DATUM product line also offers improved rotor stability characteristics. DATUM compressors are available in 15 frame sizes. In addition to the DATUM centrifugal compressor line, we manufacture a line of axial flow compressors, legacy centrifugal compressors, warm-gas expanders, hot-gas expanders, gas and power turbines and control systems.

In addition, we offer a variety of gas turbines ranging in power capacity from approximately 1.5 to 50+ megawatts (MW), which support driver needs for various centrifugal compressor product lines, as well as for power generation applications.

Reciprocating Compressors. We are a leading supplier of reciprocating compressors, offering products ranging from medium to high speed separable units driven by engines to large slow speed-motor driven process reciprocating compressors. In 2009, in new unit process reciprocating compressor sales, we were the clear leader in North America, and we continued to rank in the top three in worldwide market share. Reciprocating compressor product sales represented 21.0%, 25.7%, and 17.3% of our total new unit revenues for the fiscal years ended 2009, 2008, and 2007, respectively. Reciprocating compressors use a traditional piston and cylinder engine design to increase pressure within a chamber. Typically, reciprocating compressors are used in lower volume/higher compression ratio applications and are better able to handle changes in pressure and flow compared to centrifugal compressors. We offer 11 models of process reciprocating compressors, with power capacity up to 45,000 horsepower (33.6 MW), and pressures ranging from vacuum to 60,000 psig (4140 barg). We offer seven models of medium to high speed reciprocating compressors, with power ratings over 11,000 horsepower (8.2 MW). Applications for our reciprocating compressors include upstream production (gas lift, boil-off/residue gas, export, gathering, processing, Liquefied Petroleum Gas, and Natural Gas Liquids), midstream services (gas transport, storage, fuel gas and CO_2 injection) and downstream processing (G-T-L, H_2 production, refining, cool gas, methanol and ethylene, NH_3, nitric acid, and urea).We also offer control systems for our reciprocating compressors.

Steam Turbines. We are a leading supplier of standard and engineered mechanical drive steam turbines and turbine generator sets. Steam turbine product sales represented 25.6%, 19.4%, and 21.9% of our total new unit revenues for the fiscal years ended 2009, 2008, and 2007, respectively. Steam turbines use steam from power plant or process applications and expand it through nozzles and fixed and rotating vanes, converting the steam energy into mechanical energy of rotation. We are one of the few remaining North American manufacturers of standard and engineered to order multi-stage steam turbines. Our steam turbine models have power capacity up to 75MW and are used primarily to drive pumps, fans, blowers, generators and compressors. Our steam turbines are used in a variety of industries, including oil and gas, refining, petrochemical, chemical, pulp and paper, metals, industrial power production and utilities, sugar and palm oil. We are the sole supplier to the United States Navy of steam turbines for aircraft carrier propulsion and other ship services.

New Product Development

We believe clients are increasingly choosing their suppliers based upon capability to custom engineer, manufacture and deliver reliable, high-performance products, with the lowest total cost of ownership, in the shortest cycle time, and to provide timely, locally based service and support. New product and technology development is a fundamental part of our value proposition and we believe that we are an industry leader in introducing new, value-added products and technologies. Our increasing investment in research and development also includes a continued commitment to attract and retain a staff of innovative technical experts who are recognized within the industry.

We have delivered numerous products and technologies that contribute to aftermarket parts and services growth, as well as design and process improvements that increase profitability. We continue to invest in the advancement of core technologies that include improving our DATUM compressor efficiency, as well as new technologies that will ensure our long term industry leadership. Our continuing investment in Ramgen Power Systems, LLC provides an opportunity to commercialize a breakthrough compression technology that applies proven supersonic aircraft technology to ground-based air and gas compressors.

We are also making incremental research and development investments that support our growth strategies for environmental solutions that include combined heat and power and ocean wave energy, as well as our proven energy storage solutions for alternative energy power generation via Compressed Air Energy Storage (SMARTCAES). This includes continued development and commercialization of technologies that were acquired as part of the former Peter Brotherhood Ltd and Enginuity companies for combined heat and power, wave energy, as well as efficiency improvements and emissions reductions for large reciprocating gas engines.

In 2009, we made substantial progress on our new Integrated Compression System (ICS). The ICS uses as a platform high-efficiency DATUM centrifugal compressor technology driven by a high-speed, close-coupled motor, including an integrated gas-liquid separation technology, packaged with process coolers in a single module. It provides a complete compression system that can be applied to upstream, midstream and downstream markets and is part of our technology roadmap to subsea compression.

In 2009, we shipped our first VECTRA 30G power turbines, replacing our older but highly successful DR-61, which when combined with the GE-LM2500 gas generator provide a high speed gas turbine solution that is available for new equipment and as a retrofit for legacy turbine packages. The advantage of our VECTRA product line is a modular aero-derivative design with high efficiency and quick change-out that increases operating availability and lowers operating costs.

Revamp/Upgrade Opportunities

In addition to supplying new rotating units, there are significant opportunities for us to supply engineered revamp and upgrade services to the installed base of rotating equipment.

Revamp services involve significant improvement to the aerodynamic performance of rotating machinery by incorporating newer technology to enhance equipment efficiency, durability or capacity. For example, steam turbine revamps involve modifying the original steam flow path components to match new operating specifications such as requirements for power, speed and steam condition.

Upgrade services are offered on all our lines of rotating equipment, either in conjunction with revamps or on a stand alone basis. Upgrades are offered to provide the latest applicable technology components for the equipment to improve durability, reliability, and/or availability. Typical upgrades include replacement of components such as governors, bearings, seals, pistons, electronic control devices and retrofitting of existing lubrication, sealing and control systems with newer technology.

Our proactive efforts to educate our clients on improved revamp technologies to our DATUM line provides significant growth potential with attractive margins. We have the support systems in place, including our technology platform and service facilities and our cost effective Corporate Product Configurator platform, to prepare accurate proposals that will allow us to take advantage of the growth potential in this market. In addition, we believe our alliance relationships will allow us to create new revamp opportunities.

Aftermarket Parts and Services

We continue to believe that the aftermarket parts and services segment provides us with long-term growth opportunities. Aftermarket parts and services are generally less cycle sensitive then the new units segment, although revenues and bookings tend to be higher in the second half of the year. With a typical operating life of 30 years or more, rotating equipment requires substantial aftermarket parts and services over its operating life. Parts and services activities realize higher margins than new unit sales. Additionally, the cumulative revenues from these aftermarket activities often exceed the initial purchase price of the unit, which in many cases is as low as five percent of the total life cycle cost of the unit to the client. Our aftermarket parts and services business offers a range of services designed to enable clients to maximize their return on assets by optimizing the performance of their mission-critical rotating equipment. We offer a broad range of aftermarket parts and services, including:

- Replacement Parts
- Equipment Repair & Rerates
- Field Service Turnaround
- Equipment Installation
- U.S. Navy Service and Repair
- Applied Technology
- Operation and Maintenance Contracts
- Long-Term Service Agreements
- Rotor/Spare Parts Storage
- Special Coatings/Weldings

- Condition Monitoring
- Product Training
- Controls Retrofit
- Turnkey Installation/Project Management
- Site/Reliability Audits

We believe we have the largest installed base of the classes of equipment we manufacture and the largest associated aftermarket parts and services business in the industry. Many of the units we manufacture are unique and highly engineered and require knowledge of their design and performance characteristics to service. We estimate that we currently provide approximately 55% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base and approximately 4% percent of the supplier provided aftermarket parts and services needs of the equipment base of other manufacturers. We focus on a global offering of technologically advanced aftermarket products and services, and as a result, our aftermarket activities tend to be concentrated on the provision of higher-value added parts and upgrades, and the delivery of sophisticated operating, repair and overhaul services. Smaller independent companies tend to focus on local markets and have a more basic aftermarket offering.

We believe equipment owners and operators generally prefer to purchase aftermarket parts and services from the original equipment manufacturer of a unit. A significant portion of our installed base is serviced in-house by our clients. However, we believe there is an increasing trend for clients to outsource this activity, driven by declining in-house expertise, cost efficiency and the superior service levels and operating performance offered by original equipment manufacturer service providers. We believe the steady demand for aftermarket parts and services from our installed base represents a stable source of recurring revenues and cash flow. Moreover, with our value-based solutions strategy, we have a demonstrated track record of growth in this segment as a result of our focus on expanding our service offerings into new areas, including servicing other original equipment manufacturers' installed base of equipment, developing new technology upgrades and increasing our penetration of higher value-added services to our own installed base.

Because equipment in our industry typically has a multi-decade operating life, we believe aftermarket parts and services capability is a key element in both new unit purchasing decisions and sales of service contracts. Given the critical role played by the equipment we sell, clients place a great deal of importance on a supplier's ability to provide rapid, comprehensive service, and we believe that the aftermarket parts and services business represents a significant long-term growth opportunity. We believe important factors for our clients include a broad product range, servicing capability, the ability to provide technology upgrades, local presence and rapid response time. We provide our solutions to our clients through a proprietary network of 37 service centers in 20 countries, employing over 1,500 service center and field service personnel, servicing our own and other original equipment manufacturers' turbo and reciprocating compressors as well as steam and gas turbines. We believe our coverage area of service centers servicing both turbo and reciprocating compressors and steam turbines is approximately 50% larger than that of our next closest competitor.

Sales and Marketing

We market our services and products worldwide through our established sales presence in 23 countries. In addition, in certain countries in which we do business, we sell our products and services through sales representatives. Our sales force is comprised of over 500 direct sales/service personnel and a global network of approximately 130 independent representatives, all of whom sell our products and provide service and aftermarket support to our installed base locally in over 140 countries. We are able to deliver significant value to our clients through the use of our Corporate Product Configurator (CPC) platform, which permits us to interactively configure certain engineered solutions in real time at their location or ours in days rather than months. We believe this capability to be unique in the industry.

Manufacturing and Engineering Design

Our products and services are used primarily in supplying and servicing mission critical rotating equipment for the energy infrastructure worldwide, where increased environmental regulations test our innovative technologies and design capabilities. Our technologies support our clients' competitiveness by improving process efficiencies and reducing emissions. We have taken aggressive steps to address the challenge of increasing environmental regulation, including a newly-created strategic business unit to focus on our growth in environmental markets. Not only do we impact the environment through the products and services offered, but also through the manufacture of our products.

Our Lean Manufacturing and Quality efforts are critical to reducing waste in production, transportation, inventory and material use. For instance, through the use of a "flexible manufacturing" strategy, we can accomplish the same amount of manufacturing in less space, where we use our suppliers to flex our capacity up or down as needed to meet our manufacturing requirements.

We are committed to providing our clients with the highest quality products and services, and are continuously striving for improved quality and efficiency of both our products and our processes. Our current worldwide Process Innovation team includes approximately 100 employees who work across the globe to improve quality, on-time delivery, cycle time, and profitability. The team uses a number of continuous improvement tools such as 6 Sigma, Lean Methodologies, Value Analysis/Value Engineering, and Total Quality Management. They teach employees how to apply value-creation and change management methodologies to their areas of responsibility, and to take ownership of process improvement. The Lean philosophy and Quality Improvement principles are continually being inspired and expanded throughout our Company in a structured fashion using a variety of training tools. Since mid 2008, over 8,100 courses and workshops have been completed, and over 2,100 employees have completed at least one on-line Lean course. From management to machine tool operators, our employees have an understanding of these Quality and Lean practices. To further improve efficiency and productivity, the entire organization is currently undergoing a transformation through a Global Singular Process (GSP) effort. Through data, processes, people, and technology, a common way of doing business is being defined.

Efficiency in our operations remains a priority as we focus on providing our clients with faster and improved configured solutions, shorter response times, improved cycle times, and consistent on-time delivery. Investments in 2009 have improved the efficiency of our operations. From 6-S workplace procedures in all Service Centers to energy audits in our largest manufacturing facilities, improvement initiatives are obvious day-to-day events. Cost improvements through waste reduction were also significant in 2009. Project FIT was launched to drive financially measurable reductions in indirect spending areas such as energy use, rent, consultants, etc. over a two-year period. In addition, consumption management of expense items such as travel and logistics, information technology, and other non-product commodities are expected to contribute to improved financial results.

We will further provide a competitive advantage to our clients through our current localization strategy as reflected in 2009 with new strategic arrangements in the Kingdom of Saudi Arabia and in South Korea.

Clients

Our global client base consists of most major independent oil and gas producers and distributors worldwide, national oil and gas companies, major energy companies, independent refiners, multinational engineering, procurement and construction companies, petrochemical companies, the United States government and other businesses operating in certain process industries. Our clients include Chevron, Royal Dutch Shell, ExxonMobil, BP, Statoil, Total, Petrobras, Pemex, PDVSA, Petronas, Saudi Aramco, ConocoPhillips, LUKOIL, Marathon Petroleum Company, Repsol, and Dow Chemical Company. In 2009, Chevron totaled 5.1% of total net revenues. In 2008, BP totaled 5.0% of total net revenues and in 2007, no one client exceeded 5.0% of total net revenues.

We believe our business model aligns us with our clients who are shifting from purchasing isolated units and services on an individual transactional basis to choosing service providers that can help optimize performance over the entire life cycle of their equipment. We are responding to this demand through an alliance-based approach. An alliance can encompass the provision of new units and/or parts and services, whereby we offer our clients a dedicated, experienced team, streamlined engineering and procurement processes, and a life cycle approach to operating and maintaining their equipment. Pursuant to the terms of an alliance agreement, we may become the client's exclusive or preferred supplier of rotating equipment and aftermarket parts and services which gives us an advantage in obtaining new business from that client. Our client alliance agreements include frame agreements, preferred supplier agreements and blanket purchasing agreements. The alliance agreements are generally terminable upon 30 days notice without penalty, and therefore do not assure a long-term business relationship, but to date, we have not had an alliance client terminate our relationship.

Competition

We encounter competition in all areas of our business. We compete against products manufactured by competitors worldwide. The principal methods of competition in these markets relate to product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. We believe the significant capital required to construct new manufacturing facilities, the production volumes required to maintain low unit costs, the need to secure a broad range of reliable raw material and intermediate material supplies, the significant technical knowledge required to develop high-performance products, applications and processes and the need to develop close, integrated relationships with clients are barriers to entry for potential new market entrants. Some of our existing competitors have greater financial and other resources than we do.

Over the last 25 years, the turbo compressor industry has consolidated from more than 15 to 7 of our larger competitors, the reciprocating compressor industry has consolidated from more than 12 to 6 of our larger competitors and the steam turbine industry has consolidated from more than 18 to 5 of our larger competitors. Our larger competitors in the new unit segment of the turbo compressor industry include GE Oil & Gas/Nuovo Pignone, Siemens, Solar Turbines, Inc., Rolls-Royce Group plc, Elliott Company, Mitsubishi Heavy Industries and MAN Turbo; in the reciprocating compressor industry include GE Oil and Gas/Nuovo Pignone, Burckhardt Compression, Neuman & Esser Group, Ariel Corp., Thomassen and Mitsui & Co., Ltd.; and in the steam turbine industry include Elliott Company, Siemens, GE Oil & Gas/Nuovo Pignone, Mitsubishi Heavy Industries and Shin Nippon Machinery Co. Ltd.

In our aftermarket parts and services segment, we compete with our major competitors as discussed above, small independent local providers and our clients' in-house service providers. However, we believe there is an increasing trend for clients to outsource services, driven by declining in-house expertise, cost efficiency and the superior service levels and operating performance offered by original equipment manufacturers' knowledgeable service providers.

Research and Development

Our research and development expenses were $20.3 million, $12.7 million, and $12.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Certain development expenses are associated with specific orders and are not shown as research and development expenses on our consolidated statement of income, but instead are included in cost of sales. We believe current expenditures are adequate to sustain ongoing research and development activities. We make a substantial investment in research and development each year in order to maintain our product and services leadership positions. We have developed many of the technology and product breakthroughs in our markets, and manufacture some of the most advanced products available in each of our product lines. We believe we have significant opportunities for growth by developing new services and products that offer our clients greater performance and significant cost savings. We are also actively involved in research and development programs designed to improve existing products and manufacturing methods.

Employees

As of December 31, 2009, we had approximately 6,100 employees worldwide. Of our employees, approximately 64% are located in the United States. Approximately 37% of our employees in the United States are covered by collective bargaining agreements.

Painted Post, N.Y.

In November of 2007, Local 313 of IUE-CWA, the union that represents certain employees at the Company's Painted Post facility (the "IUE") made an offer to have its striking members return to work under the terms of the previously expired union agreement. The Company rejected that offer and a lockout of the represented employees commenced. Approximately one week later, after reaching an impasse in negotiations, the Company exercised it's right to implement the terms of its last contract offer, ended the lockout, and the employees represented by the IUE agreed to return to work under the implemented terms. Subsequently, the IUE filed several unfair labor practice ("ULP") charges against the Company with Region 3 of the National Labor Relations Board ("NLRB"), asserting multiple allegations arising from the protracted labor dispute, its termination, contract negotiations and related matters.

Region 3 of the NLRB decided to proceed to complaint on only one-third of the ULP allegations asserted by the IUE, while the remaining claims were dismissed. Notably, the NLRB found that many of the critical aspects of the Company's negotiations with the IUE were handled appropriately, including the NLRB's findings that the Union's strike was not an unfair labor practice strike and the Company's declaration of impasse and its unilateral implementation of its last offer were lawful. The Company, therefore, continued to operate under a more contemporary and competitive implemented contract offer while contract negotiations with the IUE continued in 2008 and 2009. In November 2009, a collective bargaining agreement between the union and the Company was ratified, which agreement, expires in March 2013. As a result, the Company was not required to make available the retiree medical benefits which the Company eliminated in its implemented last contract offer. The Company recognized a non-cash curtailment amendment gain of $18.6 in other comprehensive income on December 31, 2007, that is being amortized over 36 months beginning January 2008, as a result of the elimination of those benefits.

The claims that proceeded to complaint before the NLRB included the Company's handling of the one week lockout, the negotiation of the recall process used to return employees to the facility after reaching impasse and lifting the lockout, and the termination of two employees who engaged in misconduct on the picket line during the strike. The trial of this matter took place before a NLRB Administrative Law Judge (the "ALJ") in Elmira and Painted Post, N.Y. during the summer of 2009. On January 29, 2010, the ALJ issued a decision in an administrative hearing which found in favor of the union on some issues and upheld the Company's position on others. The Company continues to believe it complied with the law with respect to these allegations. While management believes it should ultimately prevail with respect to these ULP allegations, several levels of appeal may be necessary. The Company anticipates that any impact arising from the ULPs will not have a material adverse effect on the Company's financial condition. The litigation process, including appeals if elected by either party, could reasonably take 3 to 5 years and potentially even longer to resolve with finality.

Wellsville, N.Y.

The Company and Moore Lodge No. 1580, affiliated with District Lodge No. 65 of the International Association of Machinists and Aerospace Workers, AFL-CIO, the union that represents certain employees at the Company's Wellsville facility (the "Machinists"), entered into a collective bargaining agreement in August 2009. The agreement, expires in August 2012.

Other Labor Relations Matters

A collective bargaining agreement will expire at our Burlington, IA facility in June 2010. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis in many parts of the United States. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days prior written notice. Additionally, approximately 47% of our employees outside of the United States belong to industry or national labor unions. Our operations in the following other locations have individuals under collective bargaining agreements and/or are unionized: Olean, NY; Le Havre, France; Peterborough, UK; Naroda, India; Oberhausen and Bielefeld, Germany; and Kongsberg, Norway. Although we believe that our relations with our represented employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

Environmental and Government Regulation

Manufacturers, such as our Company, are subject to extensive environmental laws and regulations concerning, among other things, emissions to the air, discharges to land, surface water and subsurface water, the generation, handling, storage, transportation, treatment and disposal of waste and other materials, and the remediation of environmental pollution relating to such companies' (past and present) properties and operations. Costs and expenses under such environmental laws incidental to ongoing operations are generally included within operating budgets. Potential costs and expenses may also be incurred in connection with the repair or upgrade of facilities to meet existing or new requirements under environmental laws. In many instances, the ultimate costs under environmental laws and the time period during which such costs are likely to be incurred are difficult to predict. We do not believe that our liabilities in connection with compliance issues will have a material adverse effect on us.

Various federal, state and local laws and regulations impose liability on current or previous real property owners, lessees or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, such laws impose liability for such costs on persons who disposed of, or arranged for the disposal of, hazardous substances at third-party sites. Such liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

We have sent wastes from our operations to various third-party waste disposal sites. From time to time we receive notices from representatives of governmental agencies and private parties contending that we are potentially liable for a portion of the investigation and remediation costs and damages at such third-party sites. We do not believe that our liabilities in connection with such third-party sites, either individually or in the aggregate, will have a material adverse effect on us.

The equity purchase agreement entered into in connection with the Acquisition provides that, with the exception of non-Superfund off-site liabilities and non-asbestos environmental tort cases, which had a three-year time limit for a claim to be filed, Ingersoll Rand will remain responsible without time limit for certain specified known environmental liabilities that existed as of the October 29, 2004, closing date. Each of these liabilities has been placed on the Environmental Remediation and Compliance Schedule to the equity purchase agreement (the "Final Schedule"). We are responsible for all environmental liabilities that were not identified prior to the closing date and placed on the Final Schedule, although we may have claims against others.

Pursuant to the equity purchase agreement, Ingersoll Rand is responsible for all response actions associated with the contamination matters placed on the Final Schedule and must perform such response actions diligently. However, to the extent contamination at leased properties was caused by a third party and to the extent contamination at owned properties resulted from the migration of releases caused by a third party, Ingersoll Rand is only required to conduct response actions after being ordered to do so by a governmental authority.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, employee and third-party nondisclosure/confidentiality agreements and license agreements to protect our intellectual property. We sell most of our products and provide services under a number of registered trade names, service names, brand names and registered trademarks, which we believe are widely recognized in the industry.

In addition, many of our products and technologies are protected by patents. Except for our Company's name and principal mark "Dresser-Rand," no single patent, trademark or trade name is material to our business as a whole. We anticipate we will apply for additional patents in the future as we develop new products and processes. Any issued patents that cover our proprietary technology may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. If we are unable to protect our patented technologies or confidential information, our competitors could commercialize our technologies. Competitors may also be able to design around our patents. In addition, we may also face claims that our products, services, or operations infringe patents or misappropriate other intellectual property rights of others.

With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our proprietary technology is difficult and the steps we have taken may not prevent unauthorized use of such technology. The disclosure or misappropriation of our trade secrets and other proprietary information could harm our ability to protect our rights and our competitive position.

Our Company's name and principal trademark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll Rand. We have acquired rights to use the "Rand" portion of our principal mark from Ingersoll Rand, and the rights to use the "Dresser" portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc. If we lose the right to use either the "Dresser" or "Rand" portion of our name, our ability to build our brand identity could be negatively affected.

Additional Information

We file annual, quarterly and current reports, amendments to these reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). Our SEC filings may be accessed and read free of charge through our website at www.dresser-rand.com or through the SEC's website at www.sec.gov. These SEC filings are available on our website as soon as reasonably practicable after we file them electronically with the SEC. The information contained on, or that may be accessed through, our website is not part of this Form 10-K. All documents we file are also available at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have adopted a Code of Conduct that applies to all employees, executive officers and directors. The Code of Conduct is posted on our website, www.dresser-rand.com, and is available in print upon written request by any stockholder at no cost. The request should be submitted to Dresser-Rand Group Inc., c/o General Counsel, West8 Tower, Suite 1000, 10205 Westheimer Rd. Houston, TX, 77042. Any amendment to the Code of Conduct or any waiver of any provision of the Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller or person performing similar functions will be disclosed on our website at www.dresser-rand.com or in a report on Form 8-K within four business days of such event. Any waiver of any provision of the Code of Conduct granted to an executive officer or director may only be made by the Board or a Committee of the Board authorized to do so.

ITEM 1A. *RISK FACTORS*

Economic recessions could adversely affect our business.

Prolonged periods of little or no economic growth could decrease demand for oil and gas, which in turn, could result in lower prices for oil and gas. Such decreased demand and lower prices can result in lower demand for our new equipment and, therefore, could adversely affect our results of operations and cash flows. The decline in growth rates in the United States and worldwide in late 2008 and into 2009 significantly reduced demand for our products and services. New units and aftermarket bookings in 2009 declined 49.1% and 14.6%, respectively, from 2008 levels.

Volatility and disruption of the credit markets may negatively impact us.

We intend to finance our operations and initiatives with existing cash, cash from operations, and borrowings under our credit facility, if necessary. Adverse national and international economic conditions may affect our ability to fully draw upon our credit facility and we may not be able to obtain financing at competitive pricing and terms. Further, while we believe our current liquidity is adequate for our current plans, deterioration in the credit markets or prolonged tightening of credit availability could adversely affect the ability of our clients to pay us or the ability of our suppliers to meet our needs or do so competitively, which could affect our results of operations, liquidity and cash flows.

Our operating results and cash flows could be harmed because of industry downturns.

Conditions in the oil and gas industry, which affect approximately 89% of our revenue, are subject to factors beyond our control. The businesses of most of our clients, particularly oil, gas and petrochemical companies, are, to varying degrees, cyclical and historically have experienced periodic downturns. Profitability in those industries is highly sensitive to supply and demand cycles and volatile commodity prices, and our clients in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices. Demand for our new units and, to a lesser extent, aftermarket parts and services is driven by a combination of long-term and cyclical trends, including increased outsourcing of services, maturing oil and gas fields, the aging of the installed base of equipment throughout the industry, gas market growth and the construction of new energy infrastructure, and regulatory factors. In addition, the growth of new unit sales is generally linked to the growth of oil and gas consumption in markets in which we operate. Moreover, new unit bookings can be highly variable due to volatile market conditions, subjectivity clients exercise in placing orders, and timing of large orders.

Prices of oil and gas have been very volatile over the past two years with significant increases until achieving historic highs in July 2008 and a significant decline since that time. These price declines reduced demand for our new units, and to a lesser extent for our aftermarket parts and services, from the levels experienced during 2008 and our new unit bookings in 2009 declined 49.1% compared with 2008. Prolonged periods of reduced client investment in new units could have a material adverse impact on our financial condition, results of operations and cash flows. Any significant downturn in our clients' markets or in general economic conditions could result in a reduction in demand for our services and products and could harm our business. Such downturns, including the perception that they might continue, could have a significant negative impact on the market price of our common stock and our senior subordinated notes.

We may not be successful in implementing our business strategy to increase our aftermarket parts and services revenue.

We estimate that we currently provide approximately 55% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base and approximately 4% of the aftermarket parts and services needs of the equipment base of other manufacturers. The successful implementation of our strategy depends on our ability to provide aftermarket parts and services to both our own and our competitors' installed base of equipment, to develop and maintain our alliance relationships and to maintain competitive costs. Our ability to successfully implement our aftermarket business strategy also depends to a large extent on the success of our competitors in servicing the aftermarket parts and services needs of our clients, the willingness of our clients to outsource their service needs to us, the willingness of our competitors' clients to outsource their service needs to us and general economic conditions. In addition, our ability to implement our localization initiatives, make strategic acquisitions and to enter into new alliance agreements with national oil companies in developing countries will impact the success of our business strategy. We cannot assure you that we will succeed in implementing our strategy.

We face intense competition that may cause us to lose market share and harm our financial performance.

We encounter competition in all areas of our business. The principal methods of competition in our markets include product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. Our clients increasingly demand more technologically advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in research and development, manufacturing, marketing, client service and support and our distribution networks. If we fail to develop and introduce new technologies or make product improvements that are accepted in the marketplace, our business could be adversely affected. In our aftermarket parts and services segment, we compete with our major competitors, small independent local providers and our clients' in-house service providers. Other original equipment manufacturers typically have an advantage in competing for services and upgrades to their own equipment. Failure to penetrate this market will adversely affect our ability to grow our business. In addition, our competitors are increasingly emulating our alliance strategy. Our alliance relationships are terminable without penalty by either party, and our failure to maintain or enter into new alliance relationships will adversely affect our ability to grow our business.

We may not be able to integrate our acquisitions successfully, or achieve the expected benefits from, any future acquisitions, which could adversely affect our results.

We have at times used acquisitions as a means of expanding our business to enhance returns and expect that we will continue to do so. If we do not successfully integrate our acquisitions, we may not realize expected operating improvements and synergies. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition. The acquisition and integration of companies involve a number of risks, including:

- use of available cash, new borrowings or borrowings under our restated senior secured credit facility to consummate the acquisition;
- demands on management related to the increase in our size after an acquisition;
- diversion of management's attention from existing operations to the integration of acquired companies;
- integration into our existing systems;
- difficulties in the assimilation and retention of employees; and
- potential adverse effects on our operating results.

We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost reductions and other benefits that we would hope to achieve from acquisitions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Economic, political and other risks associated with worldwide sales and operations could adversely affect our business.

Since we manufacture and sell our products and services worldwide, our business is subject to risks associated with doing business globally. For the year ended December 31, 2009, 38% of our net revenue was derived from North America, 19% from Europe, 16% from the Middle East and Africa, 17% from Asia Pacific and 10% from Latin America. Accordingly, our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates;
- exchange controls which impact our ability to convert currencies;
- changes in a specific country's or region's political or economic conditions, particularly in developing countries;
- civil unrest in any of the countries in which we operate;
- tariffs, other trade protection measures and import or export licensing requirements;

- potentially negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- different regimes controlling the protection of our intellectual property;
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;
- restrictions on our ability to repatriate dividends from our subsidiaries;
- difficulty in collecting international accounts receivable;
- difficulty in enforcement of contractual obligations governed by non-U.S. law;
- unexpected transportation delays or interruptions;
- unexpected changes in regulatory requirements; and
- the burden of complying with multiple and potentially conflicting laws.

Our worldwide operations are affected by global economic and political conditions. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations or expropriation.

Some of the markets in which we operate are politically unstable and are subject to occasional civil and communal unrest. Riots, strikes, the outbreak of war or terrorist attacks in locations where we have operations or commercial interests, could also adversely affect our business.

From time to time, certain of our foreign subsidiaries operate in countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government and the United Nations. Those foreign subsidiaries sell compressors, turbines and related parts, accessories and services to clients including enterprises controlled by government agencies of these countries in the oil, gas, petrochemical and power generation industries. The Company's foreign subsidiaries' aggregate 2009 sales into countries that were subject to pending sanctions and embargoes was approximately 3% of the Company's total sales. Although not material in magnitude, certain investors may view even our limited business in these restricted countries adversely. This could have an adverse impact on the price of our common stock and our senior subordinated notes. These sanctions and embargoes do not generally prohibit those subsidiaries from transacting business in such countries; however, they can prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including our senior management, provide managerial oversight and supervision may negatively affect the financial or operating performance of such business activities.

In addition, some of these countries are currently identified by the State Department as terrorist-sponsoring states, namely Iran, Sudan and Syria. Because certain of our foreign subsidiaries have transacted business in these countries in our last fiscal year, including sales to enterprises controlled by agencies of the governments of such countries, our reputation may suffer due to our association with these countries, which may have a material adverse effect on the price of our common stock and our senior subordinated notes. Further, certain U.S. states have enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our common stock and our senior subordinated notes.

We operate in some countries in which the risk of bribery is recognized. We have clear policies addressing the Company's prohibition against illegal payments and have a comprehensive training and certification of compliance program. However, a risk remains despite our efforts. In such circumstances, we could also face fines, sanctions and other penalties from authorities in the relevant jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions.

Fluctuations in the value of the U.S. dollar and other currencies and the volatility of exchange rates may adversely affect our financial condition and results of operations.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars, even though a significant percentage of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt, including our senior subordinated notes and the U.S. dollar-denominated borrowings under our restated senior secured credit facility. Significant fluctuations between currencies may also adversely affect our clients and suppliers.

In addition, fluctuations in currencies relative to currencies in which our earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For example, the economic and political situation in Venezuela is subject to change. We are exposed to risks of currency devaluation in Venezuela primarily as a result of our bolívar receivable balances and bolívar cash balances. On occasion, the Venezuelan government has devalued the bolivar, including a recent devaluation on January 8, 2010. As a result of this most recent devaluation, the Company recorded a foreign exchange loss in our Consolidated Income Statement of approximately $13.6 million and a reduction in our aftermarket backlog of approximately $1.1 million in January 2010. It is not possible to estimate the impact on U.S. dollar backlog resulting from Venezuelan clients' inability to fund previously booked projects as a result of the devaluation.

Additionally, the Venezuelan government has exchange controls and currency transfer restrictions that limit our ability to convert bolívars into U.S. dollars and transfer funds out of Venezuela, and we cannot assure you that our Venezuelan subsidiary will be able to convert bolivars to U.S. dollars to satisfy intercompany obligations. Specifically, included in our cash balance of $223.2 million reported at December 31, 2009, was $22.4 million denominated in Venezuelan bolívars. The balance is primarily a result of favorable operating cash flows in Venezuela. Due to the government restrictions on transfers of cash out of the country and control of exchange rates, we can not immediately convert the cash at the official exchange rate at December 31, 2009. We have various applications to convert bolivars in order to transfer approximately $17.1 million of such amount out of the country, but have experienced substantial delays in obtaining the necessary approvals, and in some cases, rejections of our applications. Consequently, approximately $3.1 million of our cash in Venezuela has been translated to U.S. dollars at December 31, 2009, at an effective exchange rate that was approximately 65% less favorable than the official rate ("Parallel Rate"), which resulted in a foreign exchange loss in our Consolidated Income Statement of approximately $5.6 million for the year ended December 31, 2009. Separately, we may from time to time convert additional cash in Venezuela, but without going through the application process, would only currently be able to do so at the Parallel Rate. This would result in us having fewer U.S. dollars than currently reported as a component of cash and cash equivalents on our Consolidated Balance Sheet with the difference recorded as a foreign exchange loss in our Consolidated Income Statement.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material adverse effect on our financial condition or results of operations. We have purchased and may continue to purchase foreign currency hedging instruments protecting or offsetting positions in certain currencies to reduce the risk of adverse currency fluctuations on transactions, but we have not historically hedged translation risk. We have in the past experienced and expect to continue to experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

If we lose our senior management or key personnel, our business may be materially and adversely affected.

The success of our business is largely dependent on our senior managers, as well as on our ability to attract and retain other qualified key personnel. In addition, there is significant demand in our industry for qualified engineers, mechanics and other skilled workers. Certain members of our management received a significant amount of the net proceeds from the initial public offering and secondary offerings of our common stock, and have the financial ability to retire. We cannot assure you that we will be able to retain all of our current senior management personnel and to attract and retain other necessary personnel, including qualified mechanics, engineers and other skilled workers, necessary for the development of our business. The loss of the services of senior management and other key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities and responses to concerns regarding climate change could affect our financial condition, results of operations and cash flows adversely.

Our operations and properties are subject to stringent U.S. and foreign, federal, state and local laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean up of contaminated properties as well as air emissions, water discharges, waste management and disposal and workplace health and safety. Such laws and regulations affect a significant percentage of our operations, are continually changing, are generally different in every jurisdiction and can impose substantial fines and sanctions for violations. Further, they may require substantial clean-up costs for our properties (many of which are sites of long-standing manufacturing operations) and the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in all jurisdictions as these requirements change.

We routinely deal with natural gas, oil and other petroleum products. As a result of our manufacturing and services operations, we generate, manage and dispose of, or recycle, hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, wash-down wastes and sandblast material. Hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, clean-up and monitoring requirements under U.S. and foreign, federal, state and local environmental laws and regulations. Such liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party also is liable.

We have experienced, and expect to continue to experience, both operating and capital costs to comply with environmental laws and regulations, including the clean-up and investigation of some of our properties as well as offsite disposal locations. In addition, although we believe our operations are in compliance with environmental laws and regulations and that we are indemnified by Ingersoll Rand for certain contamination and compliance costs (subject to certain exceptions and limitations), new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements, new claims for property damage or personal injury arising from environmental matters, or the refusal and/or inability of Ingersoll Rand to meet its indemnification obligations could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

We also expect that scientific examination of and political attention to issues surrounding the existence and extent of climate change will continue. A variety of regulatory developments, both domestic and international, have been introduced that are focused on restricting or managing the emission of carbon dioxide, methane and other greenhouse gases. These developments and further legislation that we expect may be enacted or the development or changes within international accords could adversely affect our operations and the demand for or suitability of our products and services.

Failure to maintain a safety performance that is acceptable to our clients could result in the loss of future business.

Our U.S. clients are heavily regulated by the Occupational Safety & Health Administration concerning workplace safety and health. Our clients have very high expectations regarding safety and health issues and require us to maintain safety performance records for our worldwide operations, field services, repair centers, sales and manufacturing plants. Our clients often insist that our safety performance equal or exceed their safety performance requirements. We estimate that over 90% of our clients have safety performance criteria for their suppliers in order to be qualified for their "approved suppliers" list. If we fail to meet a client's safety performance requirements, we may be removed from that client's approved suppliers database and precluded from bidding on future business opportunities with that client.

In response to our clients' requirements regarding safety performance, we maintain a database to measure our monthly and annual safety performance and track our incident rates. Our incident rates help us identify and track accident trends, determine root causes, formulate corrective actions, and implement preventive initiatives. We cannot assure you that we will be successful in maintaining or exceeding our clients' requirements in this regard or that we will not lose the opportunity to bid on certain contracts.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

As of December 31, 2009, we had approximately 6,100 employees worldwide. Of our employees, approximately 64% are located in the United States. Approximately 37% of our employees in the United States are covered by collective bargaining agreements including operations in Olean, Painted Post and Wellsville, NY., and in Burlington, IA. A collective bargaining agreement will expire at our Burlington, IA facility in June 2010. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis in many parts of the United States. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days' prior written notice. Furthermore, approximately 47% of our employees outside of the United States belong to industry or national labor unions. Our operations in the following international locations are unionized with agreements negotiated annually: Le Havre, France; Peterborough, UK; Oberhausen and Bielefeld, Germany; Kongsberg, Norway; and Naroda, India. Although we believe that our relations with our represented employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

We may be faced with product claims or adverse consequences of regulations as a result of the hazardous applications in which our products are used.

Because some of our products are used in systems that handle volatile, toxic or hazardous substances, a failure or alleged failure of certain of our products have resulted in, and in the future could result in, claims against our Company for product liability, including property damage, personal injury damage, wrongful death, pollution and other environmental damage, and consequential damages. These risks may expose our clients to liability. If our clients suffer damages as a result of the occurrence of such events, they may reduce their business with us. Further, we may be subject to potentially material liabilities relating to claims alleging personal injury as a result of hazardous substances incorporated into our products. Furthermore, a claim could be made for the adverse consequences of environmental contamination under various regulations. Such claims could have an adverse affect on our business, operations and cash flow.

Third parties may infringe our intellectual property or we may infringe the intellectual property of third parties, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, we cannot assure you that any pending patent application or trademark application held by us will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable. Also, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology or design around the patents owned or licensed by us.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition or results of operations. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products and require us to redesign or, in the case of trademark claims, rename our products, any of which could have a material and adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected if we encounter difficulties as we implement an Oracle based information management system.

We are in the process of implementing an Oracle based information management system across our worldwide operations. We have implemented the system in part at our LeHavre, Burlington and Bielefeld facilities and our domestic field service operations and have started implementation in the rest of our North American manufacturing facilities and repair centers. Although the transition to date has proceeded without any material adverse effects, a disruption in the implementation or the related procedures or controls could adversely affect both our internal and disclosure controls and harm our business, including our ability to forecast or make sales, manage our supply chain and coordinate production. Moreover, such a disruption could result in unanticipated costs or expenditures and a diversion of management's attention and resources.

Our brand name may be subject to confusion.

Our Company's name and principal mark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll Rand. We have acquired rights to use the "Rand" portion of our principal mark from Ingersoll Rand, and the rights to use the "Dresser" portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc. If we lose the right to use either the "Dresser" or "Rand" portion of our name, our ability to build our brand identity could be negatively affected.

We require a significant amount of cash to operate our business and to service our indebtedness. Our ability to generate cash and access capital on reasonable terms and conditions depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash and to access capital. Our ability to generate cash is subject to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our restated senior secured credit facility or otherwise in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We might be unable to access the full amount of borrowings available under our restated senior secured credit facility, which depends in part on the financial condition of the financial institutions participating in our credit facility. We might be unable to refinance any of our debt, including our restated senior secured credit facility or our senior subordinated notes, on commercially reasonable terms.

The covenants in our restated senior secured credit facility and the indenture governing our senior subordinated notes impose restrictions that may limit our operating and financial flexibility.

Our restated senior secured credit facility and the indenture governing our senior subordinated notes contain a number of significant restrictions and covenants that limit our ability to:

- incur liens;
- borrow money, guarantee debt and, in the case of restricted subsidiaries, sell preferred stock;
- issue redeemable preferred stock;
- pay dividends;
- make redemptions and repurchases of certain capital stock;
- make capital expenditures and specified types of investments;
- prepay, redeem or repurchase subordinated debt;
- sell assets or engage in acquisitions, mergers, consolidations and asset dispositions;
- amend material agreements;
- change the nature of our business; and
- engage in affiliate transactions.

The restated senior secured credit facility also requires us to comply with specified financial ratios and tests, including but not limited to, a maximum consolidated net leverage ratio and a minimum consolidated interest coverage ratio. The indenture governing our senior subordinated notes also contains restrictions on dividends or other payments to us by our restricted subsidiaries.

These covenants could have a material adverse affect on our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as economic conditions and changes in regulations, and we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing our senior subordinated notes and/or the restated senior secured credit facility. If there were an event of default under the indenture governing our senior subordinated notes and/or the restated senior secured credit facility, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under our restated senior secured credit facility when it becomes due, the lenders under the restated senior secured credit facility could proceed against the assets and capital stock which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default.

Our pension expenses and funding requirements are affected by factors outside our control, including the performance of plan assets, interest rates, actuarial data and experience and changes in laws and regulations.

Our future funding obligations for our U.S. defined benefit pension plans qualified with the Internal Revenue Service depend upon the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine funding levels, actuarial experience and changes in government laws and regulations. If the market value of securities held by the plan trusts declines, our pension expense would increase and, as a result, could adversely affect our financial results. Decreases in interest rates that are not offset by contributions and asset returns could also increase our obligation under such plans. Such factors and the statutory funding requirements of various countries in which we sponsor pension plans may legally require us to make contributions to our pension plans in the future, and those contributions could be material. In addition, if local authorities increase the minimum funding requirements for our pension plans, we could be required to contribute more funds, which would negatively affect our cash flow.

We have reported material weaknesses in our internal controls over financial reporting in prior years.

We reported material weaknesses in internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2006. Those material weaknesses were remediated as of December 31, 2007. A description of the material weaknesses is included in Item 9A. *Controls and Procedures*, in our Annual Report on Form 10-K for the year ended December 31, 2006.

While the remedial measures we have taken were effective in sustaining the remediation of all previously identified material weaknesses in our internal control over financial reporting, deficiencies might arise in the future that could, among other things, cause us to fail to timely file our periodic reports with the SEC and require us to incur additional costs and divert management resources. Errors in our financial statements could require a restatement or prevent us from timely filing our periodic reports with the SEC. Additionally, should we subsequently encounter weaknesses in our internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a negative effect on the price of our securities.

The market price of our common stock may be volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our publicly traded securities in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our securities could decrease significantly. Among other factors that could affect the price of our securities are:

- actual or anticipated variations in operating results;
- changes in opinions and earnings and other financial estimates by securities analysts;
- actual or anticipated changes in economic, political or market conditions, such as recessions, depressions or international currency fluctuations;
- actual or anticipated changes in the regulatory environment affecting our industry;
- changes in the market valuations of our industry peers; and
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, new products and technologies, or other strategic initiatives.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

ITEM 2. *PROPERTIES*

Our corporate headquarters is located in Houston, Texas. The following table describes the material facilities owned or leased by us and our subsidiaries as of December 31, 2009.

Location	Status	Approx. Square Feet	Type
Bielefeld, Germany	Owned	30,492	Manufacturing and services
Burlington, Iowa	Owned	114,000	Manufacturing and services
Campinas, Brazil	Owned	36,870	Services
Houston, Texas	Owned	109,800	Manufacturing and services
Houston, Texas	Owned/Leased	173,002	Warehouse and offices
Kongsberg, Norway	Leased	119,737	Manufacturing and services
Le Havre, France	Owned	829,359	Manufacturing and services
Naroda, India	Leased	102,000	Manufacturing and services
Oberhausen, Germany	Owned	75,122	Manufacturing and services
Olean, New York	Owned/Leased	934,012	Manufacturing and services
Painted Post, New York	Owned	840,000	Manufacturing and services
Peterborough, United Kingdom	Owned/Leased	176,306	Manufacturing and services
Shanghai, China	Leased	92,493	Manufacturing and services
Wellsville, New York	Owned	396,912	Manufacturing and services

ITEM 3. *LEGAL PROCEEDINGS ($ and £ in millions)*

We are involved in various litigation, claims and administrative proceedings arising in the normal course of business. Amounts recorded for identified contingent liabilities are estimates, which are regularly reviewed and adjusted to reflect additional information when it becomes available. We are indemnified by our former owner, Ingersoll Rand Company Limited, for certain of these matters as part of Ingersoll Rand's sale of the Company. While adverse decisions in certain of these litigation matters, claims and administrative proceedings could have a material effect on a particular period's results of operations, subject to the uncertainties inherent in estimating future costs for contingent liabilities and the benefit of the indemnity from Ingersoll Rand, management believes that any future accruals, with respect to these currently known contingencies, would not have a material effect on the financial condition, liquidity or cash flows of the Company.

Of the litigation pending, two separate tort claims have been brought against the Company and others in 2008, with one brought in the Court of Queens Bench Alberta, Judicial District of Calgary, Canada by Talisman Energy Inc. and others and one brought in the Prakhanong Provincial court, Thailand by Kaona Power Supply Co. Ltd., alleging, among other matters, defects and negligence in connection with the manufacture, testing, installation and commissioning of certain new units and claiming damages in the aggregate of approximately $30.0 plus pre-judgment interest and costs, although the evidence currently does not support damage claims in excess of $16.0. While damages are a possibility, the Company shall vigorously defend these lawsuits, including by asserting its contractual limitation of liability and agreement to exclude consequential damages. Moreover, the Company is asserting rights it believes it has to insurance coverage with respect to these two claims.

In November of 2007, Local 313 of IUE-CWA, the union that represents certain employees at the Company's Painted Post facility (the "IUE") made an offer to have its striking members return to work under the terms of the previously expired union agreement. The Company rejected that offer and a lockout of the represented employees commenced. Approximately one week later, after reaching an impasse in negotiations, the Company exercised it's right to implement the terms of its last contract offer, ended the lockout, and the employees represented by the IUE agreed to return to work under the implemented terms. Subsequently, the IUE filed several unfair labor practice ("ULP") charges against the Company with Region 3 of the National Labor Relations Board ("NLRB"), asserting multiple allegations arising from the protracted labor dispute, its termination, contract negotiations and related matters.

Region 3 of the NLRB decided to proceed to complaint on only one-third of the ULP allegations asserted by the IUE, while the remaining claims were dismissed. Notably, the NLRB found that many of the critical aspects of the Company's negotiations with the IUE were handled appropriately, including, the NLRB's findings that the Union's strike was not an unfair labor practice strike and the Company's declaration of impasse and its unilateral implementation of its last offer were lawful.

The claims that proceeded to complaint before the NLRB included the Company's handling of the one week lockout, the negotiation of the recall process used to return employees to the facility after reaching impasse and lifting the lockout, and the termination of two employees who engaged in misconduct on the picket line during the strike. The trial of this matter took place before a NLRB Administrative Law Judge (the "ALJ") in Elmira and Painted Post, N.Y. during the summer of 2009. On January 29, 2010, the ALJ issued a decision in an administrative hearing which found in favor of the union on some issues and upheld the Company's position on others. The Company continues to believe it complied with the law with respect to these allegations. While management believes it should ultimately prevail with respect to these ULP allegations, several levels of appeal may be necessary. The Company anticipates that any impact arising from the ULPs will not have a material adverse effect on the Company's financial condition. The litigation process, including appeals if elected by either party, could reasonably take 3 to 5 years and potentially even longer to resolve with finality.

During the three months ended September 30, 2009, the Company received notification from the current plan trustees of one of its subsidiaries' pension plans in the United Kingdom that sex equalization under the plan may have been achieved later than originally expected. The third-party trustee at the time action was taken believes that it had taken the appropriate steps to properly amend the plan as originally expected. The Company has accrued $4.9 to address contingent exposure regarding this dispute related to a period in the 1990's over potential unequal treatment of men and women under the pension plan and is exploring its rights against others.

ITEM 4. ***SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS***

No matters were submitted to a vote of security holders during the three months ended December 31, 2009.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock reported in the New York Stock Exchange consolidated tape under the symbol "DRC".

	High	Low
2009		
Three months ended March 31, 2009	$23.99	$17.19
Three months ended June 30, 2009	$29.36	$22.57
Three months ended September 30, 2009	$32.66	$23.75
Three months ended December 31, 2009	$32.42	$27.59
2008		
Three months ended March 31, 2008	$40.74	$27.47
Three months ended June 30, 2008	$41.76	$30.49
Three months ended September 30, 2008	$40.56	$30.23
Three months ended December 31, 2008	$30.11	$12.74

As of February 22, 2010, there were 15 holders of record of our common stock. By including persons holding shares in broker accounts under street names, however, we estimate our stockholder base to be approximately 31,883 as of February 22, 2010.

We do not currently have plans to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and acquisitions. At December 31, 2009, the amount available to us to pay cash dividends under the more restrictive covenants of our restated senior secured credit facility and our indenture governing the senior subordinated notes is limited to 5% of the proceeds from any public offering of stock since October 29, 2004. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, business outlook and other factors that our board of directors may deem relevant.

Issuer Purchases of Equity Securities

The following table contains information about repurchases of our common stock during the three months ended December 31, 2009:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 2009	—		—	
November 2009	1,222	$31.05	—	
December 2009	—		—	
Total	1,222		—	

(1) These shares were delivered to us as payment of withholding taxes due on the vesting of restricted stock issued under our Stock Incentive Plan.

Performance Graph

The following is a line graph comparing the Company's cumulative, total stockholder return with a general market index (the S&P 500) and the PHLX Oil Service Sector Index (OSX) of 15 companies in the oil service sector. The selected indices are accessible to our stockholders in newspapers, the internet and other readily available sources. This graph assumes a $100 investment in each of Dresser-Rand Group Inc., the S&P 500 and the PHLX Oil Service Sector Index at the close of trading on August 5, 2005, the date of our initial public offering, and also assumes the reinvestment of all dividends.

Comparison of Cumulative Total Return


DOLLARS
200
150
100
50
8/5/05
12/30/05
12/29/06
12/31/07
12/31/08
12/31/09
Dresser-Rand Group Inc.
S&P 500 Index
PHLX Oil Service Sector Index

Company/Index	Base Period 8/5/05	INDEXED RETURNS Years Ending				
		12/30/05	12/29/06	12/31/07	12/31/08	12/31/09
Dresser-Rand Group Inc.	$100	$106	$107	$171	$76	$139
S&P 500 Index	100	103	119	125	79	91
PHLX Oil Service Sector Index	100	110	121	182	73	118

This Performance Graph shall not be deemed to be incorporated by reference into our SEC filing and should not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 6. *SELECTED FINANCIAL DATA ($ in millions, except per share amounts)*

The following selected financial information as of and for the periods indicated has been derived from our audited consolidated or combined financial statements. You should read the following information together with Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and our consolidated financial statements and the notes thereto included in Item 15 of this Form 10-K.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Statement of Income Data:					
Net sales, third parties	$2,289.6	$2,194.7	$1,665.0	$1,501.5	$1,206.9
Other operating revenue	—	—	—	—	1.3
Total revenues	2,289.6	2,194.7	1,665.0	1,501.5	1,208.2
Cost of sales	1,632.1	1,576.1	1,216.1	1,097.8	921.0
Gross profit	657.5	618.6	448.9	403.7	287.2
Selling and administrative expenses(1)	287.3	273.8	239.0	228.8	164.0
Research and development expenses	20.3	12.7	12.8	10.4	7.1
Curtailment amendment/partial settlement(2)	1.3	(5.4)	—	(11.8)	—
Income from operations	348.6	337.5	197.1	176.3	116.1
Interest expense, net	(31.8)	(29.4)	(36.8)	(47.9)	(57.0)
Early redemption premium on debt	—	—	—	—	(3.7)
Other (expense) income, net	(4.9)	(6.8)	7.3	8.9	(2.8)
Income before income taxes	311.9	301.3	167.6	137.3	52.6
Provision for income taxes	101.1	103.6	60.9	58.5	15.5
Net income	$ 210.8	$ 197.7	$ 106.7	$ 78.8	$ 37.1
Net income per share:					
Basic	$ 2.58	$ 2.36	$ 1.25	$ 0.92	$ 0.56
Diluted	$ 2.57	$ 2.36	$ 1.25	$ 0.92	$ 0.56
Cash flow data:					
Cash flows provided by operating activities	$ 129.8	$ 234.8	$ 216.0	$ 164.1	$ 212.4
Cash flows used in investing activities	(62.6)	(136.3)	(26.0)	(19.5)	(59.5)
Cash flows provided by (used in) financing activities	1.9	(148.6)	(140.8)	(100.1)	(160.1)

	As of December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Cash and cash equivalents	$ 223.2	$ 147.1	$ 206.2	$ 146.8	$ 98.0
Total assets	2,150.2	2,052.2	1,950.9	1,771.3	1,657.9
Debt:					
Current portion of debt	0.1	0.2	0.2	0.1	0.1
Long-term debt, net of current maturities	370.0	370.1	370.3	505.6	598.1
Total debt	370.1	370.3	370.5	505.7	598.2
Stockholders' equity	1,012.6	760.2	805.2	631.9	514.7

(1) 2006 amount includes stock-based compensation expense — exit units of $23.6 as disclosed in our Annual Report on form 10-K for the year ended December 31, 2006.

(2) See Note 12, *Post-retirement Benefits other than Pensions*, in the Notes to Consolidated Financial Statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in millions)*

"Safe Harbor" Statement Under Private Securities Litigation Reform Act of 1995

This Form 10-K includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this Form 10-K, the words "anticipates," "believes," "estimates," "expects," "intends" and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

- economic or industry downturns;
- volatility and disruption of the credit markets;
- our inability to implement our business strategy to increase our aftermarket parts and services revenue;
- our inability to generate cash and access capital on reasonable terms;
- competition in our markets;
- the variability of bookings due to volatile market conditions, client subjectivity in placing orders, and timing of large orders;
- failure to integrate our acquisitions, or achieve the expected benefits from any future acquisitions;
- economic, political, currency and other risks associated with our international sales and operations;
- fluctuations in currency values and exchange rates;
- loss of our senior management or other key personnel;
- environmental compliance costs and liabilities;
- failure to maintain safety performance acceptable to our clients;
- failure to negotiate new collective bargaining agreements;
- unexpected product claims or regulations;
- infringement of our intellectual property rights or our infringement of others' intellectual property rights;
- our pension expenses and funding requirements; and
- other factors described in this Form 10-K.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what the impact would be on our results of operations and financial condition. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. Further discussion of these and other risk considerations is provided in Item 1A, *Risk Factors*, in this Form 10-K.

Overview

We are among the largest global suppliers of custom-engineered rotating equipment solutions for long-life critical applications in the worldwide oil, gas, petrochemical and industrial process industries. Our services and products are used for a wide range of applications, including oil and gas production, refinery processes, natural gas processing, pipelines, petrochemical production, high-pressure field injection and enhanced oil recovery. We also serve general industrial markets including paper, steel, sugar, and distributed power and government markets. In addition, see Item 1, *Business*, in this Form 10-K for a description of the markets we serve.

We operate globally with manufacturing facilities in the United States, France, United Kingdom, Germany, Norway, China and India. We provide a wide array of products and services to our worldwide client base in over 140 countries from our global locations (65 sales offices, 37 service centers and 12 major manufacturing locations) in 18

U.S. states and 29 countries. For the year ended December 31, 2009, our revenue by geographic region consisted of North America 38%, Europe 19%, Asia Pacific 17%, Middle East and Africa 16% and Latin America 10%. Our total combined revenues by geographic region for the year ended December 31, 2008, consisted of North America 41%, Europe 25%, Asia Pacific 12%, Middle East and Africa 11% and Latin America 11%.

Corporate History

Dresser-Rand has been serving the energy markets since 1840. For nearly 170 years, the Company has been able to build on the legacy of innovation and technology from 18 companies that include many of the most respected names in the industry — Dresser-Clark, Ingersoll Rand, Worthington, Turbodyne, Terry, Nadrowski, Coppus, Murray, Gimpel, Peter Brotherhood, Arrow Industries, Enginuity and Compression Renewal Services. During that time, we have amassed the largest installed base of equipment in our class that would be very difficult for competitors to replicate.

On December 31, 1986, Dresser Industries, Inc. and Ingersoll Rand (collectively, the partners) entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll Rand. The partners contributed substantially all of the operating assets and certain related liabilities, which comprised their worldwide reciprocating compressor, steam turbine and turbo-machinery businesses. The net assets contributed by the partners were recorded by Dresser-Rand Company at amounts approximating their historical values. Dresser-Rand Company commenced operations on January 1, 1987. On October 1, 1992, Dresser Industries, Inc. acquired a 1% equity interest from Dresser-Rand Company to increase its ownership to 51% of Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries. Accordingly, Dresser Industries, Inc.'s ownership interest in Dresser-Rand Company transferred to Halliburton Industries on that date. On February 2, 2000, a wholly-owned subsidiary of Ingersoll Rand purchased Halliburton Industries' 51% interest in Dresser-Rand Company for a net purchase price of approximately $543.

On August 25, 2004, Dresser-Rand Holdings, LLC, an affiliate of First Reserve, entered into an equity purchase agreement with Ingersoll Rand (the "Acquisition") to purchase all of the equity interests in the Dresser-Rand Entities for $1,130. The Acquisition closed on October 29, 2004. In October 2004, Dresser-Rand Group Inc. a Delaware corporation was formed.

On August 4, 2005, Dresser-Rand Group Inc. completed its initial public offering of common stock at $21.00 per share. The common stock trades on the New York Stock Exchange under the symbol "DRC." During 2006 and 2007, there were three secondary sales of the Company's stock by D-R Interholding, LLC, an affiliate of First Reserve Corporation. D-R Interholding LLC subsequently sold its entire interest in Dresser-Rand Group Inc.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Dresser-Rand Group Inc. and its consolidated subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Unless the context otherwise indicates, the terms "we", "our", "us", the "Company" and similar terms, refer to Dresser-Rand Group Inc. and its consolidated subsidiaries.

Effects of Currency Fluctuations

We conduct operations in over 140 countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we or our subsidiaries enter into a large purchase or a large sales transaction using a currency other than the functional currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant functional currency and then translated into U.S. dollars for inclusion in our consolidated financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may continue to do so in the future. The most significant component of our revenues and costs are denominated in U.S. dollars. Euro-related revenues and costs are also significant. Historically, we have engaged in hedging strategies from time to time to reduce the effect of currency fluctuations on specific transactions. However, we have not sought to hedge currency translation risk. We expect to continue to engage in hedging strategies going forward, but have not attempted to qualify for hedge accounting treatment during 2009, 2008 or 2007. Significant declines in the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

Included in our cash balance of $223.2 reported at December 31, 2009, was $22.4 million denominated in Venezuelan bolivars. The balance is primarily a result of favorable operating cash flows in Venezuela. Due to government restrictions on transfers of cash out of the country and control of exchange rates, we can not immediately convert the cash at the official exchange rate at December 31, 2009. We have various applications to convert bolivars in order to transfer approximately $17.1 million of such amount out of the country, but have experienced substantial delays in obtaining the necessary approvals, and in some cases rejections of our applications. Consequently, approximately $3.1 million of our cash in Venezuela has been translated to U.S. dollars at December 31, 2009, at an effective exchange rate that is approximately 65% less favorable than the official rate ("Parallel Rate") which resulted in a foreign exchange loss in our Consolidated Income Statement of approximately $5.6 million for the year ended December 31, 2009. Separately, we may from time to time convert additional cash from Venezuela, but without going through the application process, would only currently be able to do so at the Parallel Rate. This would result in us having fewer U.S. dollars than currently reported as a component of cash and cash equivalents on our Consolidated Balance Sheet with the difference recorded as a foreign exchange loss in our Consolidated Income Statement.

On occasion, the Venezuelan government has also devalued the bolivar, including a recent devaluation on January 8, 2010. As a result of this most recent devaluation, the Company recorded a foreign exchange loss in our Consolidated Income Statement of approximately $13.6 million and a reduction in our aftermarket backlog of approximately $1.1 million in January 2010. It is not possible to estimate the impact on U.S. dollar backlog resulting from Venezuelan clients' inability to fund previously booked projects as a result of the devaluation.

Revenues

Our revenues are primarily generated through the sale of new units and aftermarket parts and services. Revenues are recognized as described in Note 2, Summary of Significant Accounting Policies, in our Notes to Consolidated Financial Statements.

Cost of Sales

Cost of sales includes raw materials, facility related employee and overhead costs, freight and warehousing, and product engineering.

Selling and Administrative Expenses

Selling expenses consist of costs associated with marketing and sales. Administrative expenses are primarily management, accounting, corporate expenses and legal costs.

Research and Development Expenses

Research and development expenses include payroll, employee benefits, and other labor related costs, facilities, workstations and software costs associated with product development. These costs are expensed as incurred. Expenses for major projects are carefully evaluated to manage return on investment requirements. We expect that our research and development spending will be at least in line with 2009 levels.

Other (Expense) Income

Other (expense) income includes those items that are non-operating in nature. Examples of items reported as other (expense) income are equity in earnings of certain 50% or less owned affiliates, casualty losses, certain government grants and the impact of currency exchange fluctuations.

Depreciation and Amortization

Property, plant and equipment is reported at cost less accumulated depreciation, which is generally provided using the straight-line method over the estimated useful lives of the assets. Expenditures for improvements that extend the life of the asset are generally capitalized. Intangible assets primarily consist of amounts allocated to customer relationships, software and technology, trade names and other intangibles. All of the intangible assets are generally amortized using the straight-line method over their estimated useful lives.

Bookings and Backlog

New Units

Bookings represent firm orders placed for specific scope of supply during the period, whether or not filled. The elapsed time from booking to completion of performance is typically six to fifteen months (longer for less frequent major projects). The backlog of unfilled orders includes amounts based on signed contracts as well as agreed letters of authorization which management has determined are likely to be performed. Although backlog represents business that is considered firm, cancellations or scope adjustments may occur. In certain cases, cancellation of a contract provides us with the opportunity to bill for certain incurred costs and penalties. Backlog is adjusted to reflect currency exchange rates as of the date the backlog is reported. Bookings are adjusted to reflect cancellations and revised scope.

Aftermarket Parts and Services

Bookings represent firm orders placed for specific scope of supply during the period, whether or not filled. Backlog primarily consists of unfilled parts orders and open repair and field service orders. The elapsed time from order entry to completion can be one day to 12 months depending on the complexity of the order. Backlog is adjusted to reflect currency exchange rates as of the date the backlog is reported. Bookings are adjusted to reflect cancellations and revised scope.

Letters of Credit, Bank Guarantees and Surety Bonds

In the ordinary course of our business, we make use of letters of credit, bank guarantees and surety bonds. We use both performance bonds, ensuring the performance of our obligations under various contracts to which we are a party, and advance payment bonds, which ensure that clients that place purchase orders with us and make advance payments under such contracts are reimbursed to the extent we fail to deliver under the contract. Under the revolving portion of our amended and restated senior secured credit facility, we are entitled to have up to $500 of letters of credit outstanding at any time, subject to certain conditions.

Results of Operations

Year ended December 31, 2009, compared to the year ended December 31, 2008

	Year Ended December 31, 2009		Year Ended December 31, 2008	
Statement of Operations Data:				
Total revenues	$2,289.6	100.0%	$2,194.7	100.0%
Cost of sales	1,632.1	71.3	1,576.1	71.8
Gross profit	657.5	28.7	618.6	28.2
Selling and administrative expenses	287.3	12.5	273.8	12.5
Research and development expenses	20.3	0.9	12.7	0.6
Curtailment amendment/partial settlement	1.3	0.1	(5.4)	(0.2)
Operating income	348.6	15.2	337.5	15.3
Interest expense, net	(31.8)	(1.4)	(29.4)	(1.3)
Other expense, net	(4.9)	(0.2)	(6.8)	(0.3)
Income before income taxes	311.9	13.6	301.3	13.7
Provision for income taxes	101.1	4.4	103.6	4.7
Net income	$ 210.8	9.2%	$ 197.7	9.0%
Bookings	$1,661.5		$2,523.3	
Backlog — ending	$1,711.7		$2,251.5	

Total revenues. The adverse economic conditions and the downturn in the oil and gas markets in late 2008 and 2009 adversely affected new unit bookings which is expected to result in lower new unit sales in 2010. This downturn, however, did not have a negative impact on 2009 sales because of significant backlog in the beginning of 2009 and long lead times in our new unit segment. In addition, our aftermarket parts and services segment is less cycle sensitive than the new units segment. Total revenues were $2,289.6 for the year ended December 31, 2009, compared to $2,194.7 for the year ended December 31, 2008. This is a $94.9, or 4.3% increase. The highly engineered nature of our worldwide products and services does not easily lend itself to measuring the impact of price, volume and mix on changes in our total revenues from year to year. Nevertheless, based on factors such as measures of labor hours and purchases from suppliers, revenues increased as a result of normal price increases and higher volume in 2009. The segments remained relatively consistent as a percentage of revenues when compared to 2008.

Cost of sales. Cost of sales was $1,632.1 for the year ended December 31, 2009, compared to $1,576.1 for the year ended December 31, 2008. As a percentage of revenues, cost of sales decreased to 71.3% for 2009 compared to 71.8% for

2008. The decrease in cost of sales as a percentage of revenue was primarily due to productivity improvements partly mitigated by an unfavorable mix and a non-recurring accrual related to a potential pension adjustment in the United Kingdom of $4.9.

Gross profit. Gross profit was $657.5, or 28.7% of revenues for the year ended December 31, 2009, compared to $618.6, or 28.2% of revenues for the year ended December 31, 2008. We experienced increased margins due to the factors discussed above.

Selling and administrative expenses. Selling and administrative expenses were $287.3 for the year ended December 31, 2009, compared to $273.8 for the year ended December 31, 2008. Selling and administrative expenses were 12.5% as a percentage of revenues for both years ended December 31, 2009, and 2008 respectively.

Research and development expenses. Total research and development expenses for the year ended December 31, 2009 were $20.3, compared to $12.7 for the year ended December 31, 2008. Research and development expenses increased significantly in 2009 as a result of executing our strategy to introduce new and innovative products and technologies. The formation of a Technology and Business Development organization in January 2009 further accelerated investment on key new product development initiatives for Integrated Compression Systems (ICS), Liquid Natural Gas (LNG) and gas turbines, as well as, expanding the annual portfolio of projects focused on product enhancements. We expect our research and development spending to be at least in line with 2009 levels.

Curtailment amendment/partial settlement. In connection with a collective bargaining agreement ratified by our represented employees at our Olean, NY, facility on March 31, 2008, certain changes were made to retiree medical benefits for employees covered by the agreement. Employees who did not meet certain age and service criteria on April 1, 2008, were paid a lump sum totaling $6.4 in May 2008 calculated based on years of service in lieu of receiving future retiree medical benefits, resulting in a curtailment amendment. The retiree medical benefits for those employees who met certain age and service criteria were amended to provide certain additional benefits. The net effect of these amendments of $3.6 was recognized during the three months ended March 31, 2008, as a credit to other comprehensive income, which is being amortized into the statement of income over the three-year term of the agreement. The above changes were in addition to the elimination of prescription drug benefits effective February 1, 2007, for Medicare-eligible participants for the represented employees at our Olean, NY, facility. That amendment was recognized during the three months ended March 31, 2007, in other comprehensive income and resulted in negative prior service cost. The Company recognized a $7.2 curtailment amendment in the statement of income for the three months ended March 31, 2008, representing the unamortized balance of the 2007 plan amendment at that date, because no future service is required to be entitled to benefits. Also, under accounting principles generally accepted in the United States of America, the payment of the $6.4 lump sum in May 2008 was considered a partial settlement that required the Company to recognize approximately $1.8 of net actuarial losses in the statement of income for the three months ended June 30, 2008, that were previously included in accumulated other comprehensive income. The net amounts related to changes in retiree medical benefits for these represented employees of $5.4 was recognized in the statement of income for the year ended December 31, 2008. As a result of this and other prior amendments, cost of sales in 2008 includes a credit related to our pension and post-retirement benefits of $6.8 compared to expense of $8.2 in 2009. Additionally, we did not recognize deferred actuarial losses of $82.3 in 2008 and $2.3 in 2009 in our statement of income. These deferred actuarial losses have been recorded in accumulated other comprehensive income (loss).

Operating income. Operating income was $348.6 for the year ended December 31, 2009, compared to $337.5 for the year ended December 31, 2008. The $11.1 increase was attributed to higher gross profit partially offset by increased research and development expenses and higher selling and administrative expenses. As a percentage of revenues, operating income remained relatively consistent at 15.2% for 2009 compared to 15.3% for 2008.

Interest expense, net. Interest expense, net was $31.8 for the year ended December 31, 2009, compared to $29.4 for the year ended December 31, 2008, including $3.2 of amortization of deferred financing costs for 2009 and $3.1 for 2008. We experienced lower interest income in the year ended December 31, 2009 resulting from lower interest bearing cash balances and lower interest rates.

Other expense, net. Other expense, net was $4.9 for the year ended December 31, 2009, compared to $6.8 for the year ended December 31, 2008. Net currency losses were $3.8 in 2009 and $6.5 in 2008. Due to government restrictions on transfers of cash out of Venezuela and control of exchange rates, we can not immediately convert a portion of the cash at the official exchange rate at December 31, 2009. We have various applications to convert bolivars in order to transfer approximately $17.1 of such amount out of the country, but have experienced substantial delays in obtaining the necessary approvals, and in some cases rejections of our applications. Consequently, approximately $3.1 of our cash in Venezuela has been translated to U.S. dollars at the Parallel Rate, which resulted in a foreign exchange loss in our Consolidated Income Statement of approximately $5.6 for the year ended December 31, 2009.

On occasion, the Venezuelan government has devalued the bolivar, including a recent devaluation on January 8, 2010. As a result of this most recent devaluation, the Company recorded a foreign exchange loss in our Consolidated Income Statement of approximately $13.6 million.

Provision for income taxes. Provision for income taxes was $101.1 for the year ended December 31, 2009, and $103.6 for the year ended December 31, 2008. The effective tax rate for 2009 was 32.4% compared to 34.4% for 2008. Our estimated income tax provision for the year ended December 31, 2009 and 2008, results in an effective rate that differs from the U.S. Federal statutory rate of 35% principally because of different tax rates in foreign tax jurisdictions and certain deductions and credits allowable for income tax purposes partially offset by state and local income taxes and valuation allowances on net operating loss carryforwards that more likely than not will not be realized. We will adjust valuation allowances in the future when it becomes more likely than not that the benefits of deferred tax assets will be realized. During the three months ended September 30, 2009, we executed a corporate restructuring to facilitate our global cash management. In connection with the restructuring, we experienced a tax benefit in certain foreign tax jurisdictions which reduced our effective tax rate by approximately 2.0 percentage points for the year ended December 31, 2009. We anticipate that the reorganization will result in an ongoing reduction in our tax rate of approximately 1.5%. The previously discussed devaluation of the bolivar in January 2010 will not result in a tax benefit and is expected to increase our effective tax rate by approximately 1.9% for the year ended December 31, 2010.

Bookings and backlog. Bookings for the year ended December 31, 2009, decreased to $1,661.5 from $2,523.3 for the year ended December 31, 2008. The backlog decreased to $1,711.7 at December 31, 2009, from $2,251.5 at December 31, 2008. The recent adverse economic conditions and the downturn in the oil and gas markets in 2009 adversely affected new unit bookings which will result in lower new unit sales in 2010. These new unit bookings in 2009 reflected the ongoing project delays that we experienced throughout the first nine months of 2009. At December 31, 2009, approximately 73% of the $1,711.7 backlog was scheduled to ship in 2010.

The devaluation of the Venezuelan bolivar that occurred on January 8, 2010, is expected to reduce our aftermarket backlog by approximately $1.1 in the three months ended March 31, 2010. It is not possible to estimate the impact on U.S. dollar backlog resulting from Venezuelan clients' inability to fund previously booked projects as a result of the devaluation.

Segment information

We have two reportable segments based on the engineering and production processes, and the products and services provided by each segment as follows:

1) New Units are highly engineered solutions to new customer requests. The segment includes engineering, manufacturing, sales and administrative support.

2) Aftermarket parts and services consist of aftermarket support solutions for the existing population of installed equipment. The segment includes engineering, manufacturing, sales and administrative support.

Unallocable amounts represent expenses and assets that cannot be assigned directly to either reportable segment because of their nature. Unallocable expenses include corporate expenses, research and development expenses, and curtailment amendment amortization.

Segment Analysis — year ended December 31, 2009, compared to year ended December 31, 2008

	Year Ended December 31, 2009		Year Ended December 31, 2008	
Revenues				
New units	$1,258.8	55.0%	$1,202.7	54.8%
Aftermarket parts and services	1,030.8	45.0%	992.0	45.2%
Total revenues	$2,289.6	100.0%	$2,194.7	100.0%
Gross profit				
New units	$ 262.9		$ 217.2	
Aftermarket parts and services	394.6		401.4	
Total gross profit	$ 657.5		$ 618.6	
Operating income				
New units	$ 169.0		$ 131.9	
Aftermarket parts and services	264.7		276.7	
Unallocated corporate expenses	(85.1)		(71.1)	
Total operating income	$ 348.6		$ 337.5	
Bookings				
New units	$ 727.2		$1,429.3	
Aftermarket parts and services	934.3		1,094.0	
Total bookings	$1,661.5		$2,523.3	
Backlog — ending				
New units	$1,370.8		$1,830.5	
Aftermarket parts and services	340.9		421.0	
Total backlog	$1,711.7		$2,251.5	

New Units

Revenues. The adverse economic conditions and the downturn in the oil and gas markets in late 2008 and 2009 adversely affected new unit bookings which is expected to result in lower new unit sales in 2010. This downturn, however, did not have a negative impact on 2009 sales. Revenues for this segment were $1,258.8 for the year ended December 31, 2009, compared to $1,202.7 for the year ended December 31, 2008. The $56.1, or 4.7% increase was attributable principally to significant backlog in the beginning of 2009 and long lead times as well as the realization of prior period price increases and increased volume.

Gross profit. Gross profit was $262.9 for the year ended December 31, 2009, compared to $217.2 for the year ended December 31, 2008. Gross profit, as a percentage of segment revenues, was 20.9% for 2009 compared to 18.1% for 2008. Gross profit as a percentage of revenues increased as a result of cost and productivity improvements, partly mitigated by unfavorable mix within the new unit segment and the allocation of a non-recurring accrual related to a potential pension adjustment in the United Kingdom of $2.8 for the year ended December 31, 2009.

Operating income. Operating income was $169.0 for the year ended December 31, 2009, compared to $131.9 for the year ended December 31, 2008. As a percentage of segment revenues, operating income was 13.4% for 2009 compared to 11.0% for 2008. Both increases were due to the factors discussed above.

Bookings and Backlog. New unit bookings for the year ended December 31, 2009, decreased to $727.2, compared to $1,429.3 for the year ended December 31, 2008. The adverse economic conditions and the downturn in the oil and gas markets in 2009 adversely affected new unit bookings which will result in lower new unit sales in 2010. These new unit bookings in 2009 reflected the ongoing project delays that we experienced throughout the first nine months of 2009. While it is difficult to accurately predict whether the environment will worsen or improve, we believe that the decline is the result of a temporary delay in the placement of orders rather than the cancellation of projects. Backlog was $1,370.8 at December 31, 2009, compared to $1,830.5 at December 31, 2008.

Aftermarket Parts and Services

Revenues. Revenues for this segment were $1,030.8 for the year ended December 31, 2009, compared to $992.0 for the year ended December 31, 2008. The increase in revenues was primarily the result of the realization of prior period price increases and increased volume.

Gross profit. Gross profit was $394.6 for the year ended December 31, 2009, compared to $401.4 for the year ended December 31, 2008. Gross profit, as a percentage of segment revenues was 38.3% for 2009 compared to 40.5% for 2008. Gross profit as a percentage of revenues decreased primarily due to a less favorable mix within the aftermarket segment and the allocation of a non-recurring accrual related to a potential pension adjustment in the United Kingdom of $2.1, partially offset by improved pricing and cost and productivity improvements.

Operating income. Operating income was $264.7 for the year ended December 31, 2009, compared to $276.7 for the year ended December 31, 2008. As a percentage of segment revenues, operating income was 25.7% for 2009 compared to 27.9% for 2008. The changes in operating income and operating income as a percentage of segment revenues have resulted principally for the reasons discussed above.

Bookings and backlog. Bookings for the year ended December 31, 2009, were $934.3, compared to $1,094.0 for the year ended December 31, 2008. The decline in bookings in the aftermarket segment for the year ended December 31, 2009, has principally resulted from a significant decline in order flow from one national oil company client, unfavorable foreign exchange and reduced maintenance spending by our clients worldwide. Backlog was $340.9 for the year ended December 31, 2009, compared to $421.0 for the year ended December 31, 2008.

The devaluation of the Venezuelan bolivar that occurred on January 2010 is expected to reduce our aftermarket backlog by approximately $1.1 in the three months ended March 31, 2010.

Year ended December 31, 2008 compared to the year ended December 31, 2007

	Year Ended December 31, 2008		Year Ended December 31, 2007	
Statement of Operations Data:				
Revenues	$2,194.7	100.0%	$1,665.0	100.0%
Cost of sales	1,576.1	71.8	1,216.1	73.0
Gross profit	618.6	28.2	448.9	27.0
Selling and administrative expenses	273.8	14.4	239.0	14.4
Research and development expenses	12.7	0.6	12.8	0.8
Plan settlement/curtailment amendment	(5.4)	(0.2)	—	—
Operating income	337.5	15.3	197.1	11.8
Interest expense, net	(29.4)	(1.3)	(36.8)	(2.2)
Other (expense) income, net	(6.8)	(0.3)	7.3	0.4
Income before income taxes	301.3	13.7	167.6	10.1
Provision for income taxes	103.6	4.7	60.9	3.7
Net income	$ 197.7	9.0%	$ 106.7	6.4%
Bookings	$2,523.3		$2,194.7	
Backlog — ending	$2,251.5		$1,859.3	

Total revenues. During the first half of 2008, the energy market was very robust as the worldwide demand for and price of oil and gas was strong, which in turn caused very strong market conditions for our products and services. The decline in the oil and gas prices over the latter half of 2008 did not have a negative impact on 2008 revenues because of significant backlog, continued bookings of legacy projects, and long lead times in our new unit segment. In addition, our aftermarket parts and services segment provides us with a steady stream of recurring revenues. Total revenues were $2,194.7 for the year ended December 31, 2008, compared to $1,665.0 for the year ended December 31, 2007. This is a $529.7, or 31.8% increase. The highly engineered nature of our worldwide products and services does not easily lend itself to measuring the impact of price, volume and mix on changes in our total revenues from year to year. Nevertheless, based on factors such as measures of labor hours and purchases from suppliers, volume increased significantly during 2008 as we continued to expand in global markets. The New Units segment increased as a percentage of revenues while the Aftermarket parts and services segment decreased.

Cost of sales. Cost of sales was $1,576.1 for the year ended December 31, 2008, compared to $1,216.1 for the year ended December 31, 2007. As a percentage of revenues, cost of sales decreased to 71.8% for 2008 compared to 73.0% for 2007. The decrease in cost of sales as a percentage of revenue was primarily due to the effects of the work stoppage at our Painted Post facility in 2007 as discussed below.

Gross profit. Gross profit was $618.6, or 28.2% of revenues for the year ended December 31, 2008, compared to $448.9, or 27.0% of revenues for the year ended December 31, 2007. We experienced increased margins due to a variety of factors including higher revenue and a more favorable mix. In addition, 2007 was negatively impacted because the represented employees at our Painted Post facility imposed a work stoppage on August 3, 2007, at the conclusion of the existing collective bargaining agreement as we were unsuccessful in reaching a new agreement. The work stoppage continued through November 29, 2007, when we declared impasse. At that time, we implemented our last contract offer and the employees agreed to return to work. We estimate the work stoppage and related preparation costs reduced our gross profit for the year ended December 31, 2007, by approximately $34. In November 2009, the members of IUE-CWA Local 313, representing the workers at our Painted Post facility ratified a new labor agreement after working for nearly two years without a contract. The contract is effective November 9, 2009, through March 1, 2013. This matter is more fully discussed in Item 3 of Part I of this Form 10-K.

Selling and administrative expenses. Selling and administrative expenses were $273.8 for the year ended December 31, 2008, compared to $239.0 for the year ended December 31, 2007. Selling and administrative expenses were 12.5% as a percentage of revenues for the year ended December 31, 2008, compared to 14.4% for 2007. The dollar increase in selling and administrative expenses reflects additional costs to support higher sales activity in 2008.

Research and development expenses. Total research and development expenses for the year ended December 31, 2008 were $12.7, compared to $12.8 for the year ended December 31, 2007. Research and development expenses have remained consistent with 2007 and our 2008 planned spending.

Curtailment amendment/partial settlement. In connection with a new collective bargaining agreement ratified by our represented employees at our Olean, NY, facility on March 31, 2008, certain changes were made to retiree medical benefits for employees covered by the agreement. Employees who did not meet certain age and service criteria on April 1, 2008, were paid a lump sum totaling, for all eligible employees, $6.4 in May 2008 calculated based on years of service in lieu of receiving future retiree medical benefits, resulting in a curtailment amendment. The above changes were in addition to the elimination of prescription drug benefits effective February 1, 2007, for Medicare eligible participants for the represented employees at our Olean, NY, facility. That amendment was recognized during the three months ended March 31, 2007, in other comprehensive income and resulted in negative prior service cost. Accounting principles generally accepted in the United States of America require a portion of any prior service cost recognized in other comprehensive income to be recognized in the statement of income when a curtailment occurs. Accordingly, the Company recognized a $7.2 curtailment amendment in the statement of income for the three months ended March 31, 2008, representing the unamortized balance of the 2007 plan amendment at that date, because no future service is required to be entitled to benefits. Also, under accounting principles generally accepted in the United States of America, the payment of the $6.4 lump sum in May 2008 was considered a partial settlement that required the Company to recognize approximately $1.8 of net actuarial losses included in accumulated other comprehensive income in the statement of income for the three months ended June 30, 2008. The net gain related to changes in retiree medical benefits for these represented employees of $5.4 was recognized in the statement of income for the year ended December 31, 2008. As a result of this and other prior amendments, cost of sales in 2008 includes a credit related to our pension and post retirement benefits of $6.8 compared to expense of $6.8 in 2007. Additionally, we did not recognize deferred actuarial losses of $82.3 in 2008 or deferred actuarial gains of $39.3 in 2007 in our statement of income. In accordance with SFAS No. 158, these deferred actuarial gains and losses have been recorded in accumulated other comprehensive income (loss).

Operating income. Operating income was $337.5 for the year ended December 31, 2008, compared to $197.1 for the year ended December 31, 2007. The $140.4 increase was attributed to higher gross profit partially offset by increased selling and administration expense and the curtailment amendment/partial settlement as discussed above. As a percentage of revenues, operating income was 15.3% for 2008 compared to 11.8% for 2007.

Interest expense, net. Interest expense, net was $29.4 for the year ended December 31, 2008, compared to $36.8 for the year ended December 31, 2007. Interest expense, net for 2007 included $6.9 in amortization of deferred financing costs, of which $3.7 was non-recurring accelerated amortization due to an early payment of $137.2 in long-term debt in 2007 and amending and restating our senior secured credit facility. The early payment resulted in a net decrease in interest of $1.9 from 2007 to 2008. Non-recurring interest related to the Maersk litigation totaling $2.2 as described in Note 15 to the Notes to Consolidated Financial Statements is also included in the amounts for 2007.

Other (expense) income, net. Other expense, net was $6.8 for the year ended December 31, 2008, compared to other income, net of $7.3 for the year ended December 31, 2007. Net currency losses were $6.5 in 2008 and net currency gains were $5.5 in 2007. The 2007 results also included a $2.3 gain recorded on the sale of a minority investment in a small electricity generating facility.

Provision for income taxes. Provision for income taxes was $103.6 for the year ended December 31, 2008, and $60.9 for the year ended December 31, 2007. The effective tax rate for 2008 was 34.4% compared to 36.3% for 2007. The 2008 rate is slightly lower than the 35% U.S. statutory rate principally because of lower tax rates in certain foreign tax jurisdictions and United States manufacturing and export deductions, partially offset by state and local income taxes and valuation allowances on net operating loss carryforwards that, more likely than not, will not be realized. We will adjust valuation allowances in the future when it becomes more likely than not that the benefits of deferred tax assets will be realized.

Bookings and backlog. Bookings for the year ended December 31, 2008, increased to $2,523.3 from $2,194.7 for the year ended December 31, 2007. The backlog increased to $2,251.5 at December 31, 2008, from $1,859.3 at December 31, 2007. These increases were principally in the New Units segment. This increase reflects the strength of the markets during most of 2008.

Segment Analysis — year ended December 31, 2008 compared to year ended December 31, 2007

	Year Ended December 31, 2008		Year Ended December 31, 2007	
Revenues				
New units	$1,202.7	54.8%	$ 813.5	48.9%
Aftermarket parts and services	992.0	45.2%	851.5	51.1%
Total revenues	$2,194.7	100.0%	$1,665.0	100.0%
Gross profit				
New units	$ 217.2		$ 127.2	
Aftermarket parts and services	401.4		321.7	
Total gross profit	$ 618.6		$ 448.9	
Operating income				
New units	$ 131.9		$ 56.4	
Aftermarket parts and services	276.7		213.8	
Unallocated corporate expenses	(71.1)		(73.1)	
Total operating income	$ 337.5		$ 197.1	
Bookings				
New units	$1,429.3		$1,321.5	
Aftermarket parts and services	1,094.0		873.2	
Total bookings	$2,523.3		$2,194.7	
Backlog — ending				
New units	$1,830.5		$1,543.0	
Aftermarket parts and services	421.0		316.3	
Total backlog	$2,251.5		$1,859.3	

New Units

Revenues. Revenues for this segment were $1,202.7 for the year ended December 31, 2008, compared to $813.5 for the year ended December 31, 2007. The $389.2, or 47.8% increase was attributable principally to continuing strong energy markets during most of 2008.

Gross profit. Gross profit was $217.2 for the year ended December 31, 2008, compared to $127.2 for the year ended December 31, 2007. Gross profit, as a percentage of segment revenues, was 18.1% for 2008 compared to 15.6% for 2007. These increases were primarily attributable to lower margins in 2007. In 2007, the represented employees at our Painted Post facility imposed a work stoppage on August 3, 2007, at the conclusion of the existing collective bargaining agreement as we were unsuccessful in reaching a new agreement. The work stoppage continued through November 29, 2007. We estimate the work stoppage reduced this segment's gross profit for the year ended December 31, 2007, by approximately $14 to $15. In November 2009, the members of IUE-CWA Local 313, representing the workers at our Painted Post facility ratified a new labor agreement after working for nearly two years without a contract. The contract is effective November 9, 2009, through March 1, 2013. This matter is more fully discussed in Item 3 of Part I of this Form 10-K.

Operating income. Operating income was $131.9 for the year ended December 31, 2008, compared to $56.4 for the year ended December 31, 2007. As a percentage of segment revenues, operating income was 11.0% for 2008 compared to 6.9% for 2007. Both increases were due to the factors cited above.

Bookings and Backlog. Bookings for the year ended December 31, 2008, increased to $1,429.3, compared to $1,321.5 for the year ended December 31, 2007. Backlog increased to $1,830.5 at December 31, 2008, from $1,543.0 at December 31, 2007. These increases were primarily due to continued strength in the energy markets during most of 2008.

Aftermarket Parts and Services

Revenues. Revenues for this segment were $992.0 for the year ended December 31, 2008, compared to $851.5 for the year ended December 31, 2007. This segment was adversely impacted by changes in the procurement process approval cycle and a delay in the budget appropriations for certain of our national oil company clients during 2007. The increase in revenues in 2008 reflected an improvement in these circumstances.

Gross profit. Gross profit was $401.4 for the year ended December 31, 2008, compared to $321.7 for the year ended December 31, 2007. Gross profit, as a percentage of segment revenues was 40.5% for 2008 compared to 37.8% for 2007. These changes were attributed to a variety of factors including higher revenues and a more favorable mix. In addition, 2007 was negatively impacted because the represented employees at our Painted Post facility imposed a work stoppage on August 3, 2007, at the conclusion of the existing collective bargaining agreement as we were unsuccessful in reaching a new agreement. The work stoppage continued through November 29, 2007. We estimate the work stoppage reduced this segment's gross profit for the year ended December 31, 2007 by approximately $19 to $20. In November 2009, the members of IUE-CWA Local 313, representing the workers at our Painted Post ratified a new labor agreement after working for nearly two years without a contract. The contract is effective November 9, 2009, through March 1, 2013. This matter is more fully discussed in Item 3 of Part I of this Form 10-K.

Operating income. Operating income was $276.7 for the year ended December 31, 2008, compared to $213.8 for the year ended December 31, 2007. As a percentage of segment revenues, operating income was 27.9% for 2008 compared to 25.1% for 2007. The increase in the dollar amount and increase in percent of sales were due to the factors cited above.

Bookings and Backlog. Bookings for the year ended December 31, 2008, were $1,094.0, compared to $873.2 for the year ended December 31, 2007. Backlog increased to $421.0 at December 31, 2008 from $316.3 at December 31, 2007. Aftermarket parts and services were adversely impacted in 2007, by changes in the procurement process approval cycle and a delay in the budget appropriations for certain national oil company clients. Bookings in 2008 reflect an improvement in this situation.

Liquidity and Capital Resources

Net cash provided by operating activities in the year ended December 31, 2009, was $129.8 compared to $234.8 for the year ended December 31, 2008. Although net income improved to $210.8 for the year ended December 31, 2009, from $197.7 for the year ended December 31, 2008, cash flows were negatively impacted by an increased investment in working capital. Accounts receivable declined in 2009 as a result of improved collections. The decrease in accounts receivable, however, was more than offset by lower progress and customer advance payments and lower accounts payable and accruals, which have resulted from lower bookings. Additionally, we made $28.0 of additional pension plan contributions in 2009 when compared to 2008 in accordance with our funding policy.

Net cash used in investing activities was $62.6 for the year ended December 31, 2009, compared to $136.3 for 2008. Capital expenditures of $41.1 in 2009 were comparable to capital expenditures of $40.2 in 2008. In 2009, cash used in investing activities included $12.7 related to the acquisition of Compressor Renewal Services Ltd. ("CRS"). Cash used in investing activities for the year ended December 31, 2008 included $91.4 related to the acquisitions of Peter Brotherhood Ltd., Enginuity LLC, and Arrow Industries, Inc., which included $5.1 of acquisitions costs. Additionally, in 2008, the Company entered into an agreement by which it acquired a non-controlling interest in Ramgen Power Systems, LLC ("Ramgen"), a privately held development stage company that is developing compressor technology that applies proven supersonic aircraft technology to ground-based air and gas compressors. In addition to receiving a non-controlling interest, the Company received an option to acquire the business of Ramgen at a price of $25.0 and a royalty commitment, exercisable at any time through October 28, 2012. Pursuant to the agreement, an initial investment of $5.0 was made in November 2008, and our final contractually obligated investment of $5.0 was made in May 2009. The Company made an additional optional investment in November 2009 of $5.0. The agreement allows the Company to make additional optional investments of $9.0 through October 2012.

On January 22, 2010, we paid contingent consideration of $24.1 to the former owners of Peter Brotherhood Ltd in accordance with the purchase agreement. The payment has been accrued in the Consolidated Balance Sheet at December 31, 2009.

Net cash provided by financing activities was $1.9 for the year ended December 31, 2009, compared to net cash used in financing activities of $148.6 for 2008. During 2008, we repurchased 4,110,754 shares of our common stock for approximately $150 as part of a Board authorized repurchase plan.

As of December 31, 2009, we had cash and cash equivalents of $223.2 and the ability to borrow $332.2 under our $500 restated senior secured revolving credit facility, as $167.8 was used for letters of credit. In addition to these letters of credit, a total of $85.8 of letters of credit and bank guarantees were outstanding at December 31, 2009, which were issued by banks offering uncommitted lines of credit. Although there can be no assurances, based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash flow from operations, available cash and available borrowings under the restated senior secured revolving credit facility will be adequate to meet our working capital, capital expenditures, interest payments and other funding requirements for the next 12 months and our long-term future contractual obligations.

The Venezuelan government has exchange controls and currency transfer restrictions that limit our ability to convert bolivars into U.S. dollars and transfer funds out of Venezuela, and we cannot assure you that our Venezuelan subsidiary will be able to convert bolivars to U.S. dollars to satisfy intercompany obligations. Included in our cash balance of $223.2 reported at December 31, 2009, was $22.4 denominated in Venezuelan bolívars. The balance is primarily a result of favorable operating cash flows in Venezuela. Due to the government restrictions on transfers of cash out of the country and control of exchange rates, we can not immediately convert a portion of the cash at the official exchange rate at December 31, 2009. We have applied to convert bolivars in order to transfer approximately $17.1 of such amount out of the country, but have experienced substantial delays in obtaining the necessary approvals, and in some cases, rejections of our applications. Consequently, approximately $3.1 of our cash in Venezuela has been translated to U.S. dollars at the Parallel Rate at December 31, 2009, which resulted in a foreign exchange loss in our Consolidated Income Statement of approximately $5.6 for the year ended December 31, 2009. Separately, we may from time to time convert the additional cash from Venezuela, but without going through the application process, would only currently be able to do so at the Parallel Rate. This would result in us having fewer U.S. dollars than currently reported as a component of cash and cash equivalents on our Consolidated Balance Sheet with the difference recorded as a foreign exchange loss in our Consolidated Income Statement.

We provide a range of benefits to employees and retired former employees, including pensions, postretirement, postemployment and healthcare benefits. In the aggregate, our pension plans at December 31, 2009, were underfunded by approximately $95.6. In order to comply with minimum funding requirements, we contributed approximately $37.4 to our funded plans worldwide in 2009 and currently project that we will contribute approximately $6.0 to our funded plans worldwide in 2010.

The asset allocations of the Company's pension plans by asset category are as follows:

	Fair Value Measurements at December 31, 2009			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash and cash equivalents	$ 2.8	$ —	$ 2.8	$ —
U.S. equities	6.5	—	6.5	—
U.S. large-cap equities	53.8	53.8	—	—
U.S. small-cap value equities	8.8	8.8	—	—
U.S. small-cap growth equities	8.8	8.8	—	—
International equities	65.9	1.8	64.1	—
U.S. fixed income(1)	49.1	49.1	—	—
International fixed income(2)	30.6	—	30.6	—
Global asset allocations(3)	27.9	14.1	13.8	—
Insurance contracts(4)	21.7	—	—	21.7
Total	$275.9	$136.4	$117.8	$21.7

(1) U.S. Fixed Income: Includes investments in the broad fixed income market such as government and agency bonds, mortgage bonds, and corporate bonds. Duration of the bonds may range from short (e.g., three months or less) to very long (e.g., 12 years or longer). Credit quality of U.S. Fixed Income is generally high quality in nature (e.g., AAA to BBB) but can also include lower quality or high yield bonds (e.g., BB or lower). Common indices are the Barclays Aggregate and Citigroup Broad Investment Grade Index.

(2) International Fixed Income: Includes investments in the broad fixed income market such as government and corporate bonds. Duration of the bonds ranges up to 16.8 years. Credit quality of International Fixed Income is generally high quality in nature (e.g., AAA to A). Common indices are the FTSE UK Glits >15 Years, iBoxx £ Non-Gilts ex BBB 15 Year + and FTSE A Index-Linked > 5 Years.

(3) Global Asset Allocation: Broadly diversified strategy where investment managers have the capacity to invest in multiple asset classes and the ability to alter asset class allocations with agreed tolerances. There is no common index for this asset class and typically a blended index of equities and fixed income is utilized, ex. 60% S&P 500/ 40% Barclays Aggregate.

(4) Insurance Contract: Provided by insurance companies that pay benefits to retirees.

The Company's investment objectives in managing its defined benefit plan assets are to provide reasonable assurance that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long-term, maximizes the ratio of the plan assets to liabilities, while minimizing the present value of required Company contributions at the appropriate levels of risk; and to meet any statutory requirements, laws and local regulatory agencies' requirements. Key investment decisions involving asset allocations, investment manager structure, investment managers, investment advisors and trustees or custodians are reviewed regularly. An asset liability modeling study is used as the basis for aggregated asset allocation decisions and updated approximately every five years or as required. The Company's current global asset allocation strategy for its pension plans is 60% in equity securities and 40% in debt securities and cash excluding those assets in non-US plans required by regulation to be in insurance contracts or other similar assets. The Company sets upper limits and lower limits of plus or minus 5%. The rebalancing strategy is reviewed quarterly if cash flows are not sufficient to rebalance the plans and appropriate action is taken to bring the plans within the strategic allocation ranges.

Contractual Obligations (€ in millions)

On December 28, 2007, the Company closed a €23 transaction, including a committed line of credit, that is being used to fund construction of a test bench facility (the "Facility") at the Port of LeHavre, France for full load, full power testing of compressors powered by gas turbines and electric motors.

The Company is leasing the facility and 14 acres of land underlying the Facility under a lease (the "Lease") under which the Company agreed to bear certain rights, obligations, and expenses related to the Facility and land. The Port of Le Havre owns the land and allows access for construction of the Facility and occupancy under the terms of a 30-year ground lease.

The Company is required to pay rent to the lessor during the initial base term of the Lease after construction is completed in an amount equal to the total of interest payable by the lessor on the outstanding principal amount of the debt incurred to construct the facility. Interest is generally determined by reference to the EURIBOR rate, plus an applicable margin of between 125 and 250 basis points.

The initial base term of the Lease expires in February 2015. At maturity, the Lease may either be terminated or extended subject to the mutual agreement of the parties. The Company may purchase the Facility at any time for the amount of the lessor's debt outstanding, including upon maturity of the Lease. If the Lease is terminated upon maturity, the Company has guaranteed that the lessor will receive at least 80% of the cost of the Facility upon the sale of the Facility.

The Lease contains representations, warranties and covenants typical of such leases. Events of default in the Lease include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings and the failure to observe or perform any covenants or agreements contained in the Lease. Any event of default could trigger acceleration of the Company's payment obligations under the terms of the Lease.

The following is a summary of our significant future contractual obligations, including amounts relating to the above mentioned operating lease, by year as of December 31, 2009:

	Payments Due by Period				
	Total	2010	2011-2012	2013-2014	Thereafter
Debt obligations	$370.1	$ 0.1	$ —	$370.0	$ —
Operating lease obligations	52.0	15.1	21.0	9.7	6.2
Postemployment benefits	235.2	21.0	42.2	45.0	127.0
Interest	136.4	27.3	54.6	54.5	—
Acquisition agreement	10.0	10.0	—	—	—
Contingent consideration	24.1	24.1	—	—	—
License agreement (trademark)	1.8	0.4	0.9	0.5	—
Total	$829.6	$98.0	$118.7	$479.7	$133.2

Critical Accounting Policies

Note 2, Summary of Significant Accounting Policies, in the Notes to Consolidated and Combined Financial Statements included in this Form 10-K, includes a summary of significant accounting policies and methods used in the preparation of the consolidated financial statements. The following summarizes what we believe are the critical accounting policies and methods we use:

Revenue recognition — We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, delivery of the product or service has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The amount of revenue related to any contingency is not recognized until the contingency is resolved.

We enter into multiple-element revenue arrangements or contracts, which may include any combination of designing, developing, manufacturing, modifying, erecting and commissioning complex products to customer specifications and providing services related to the performance of such products. These contracts normally take between six and fifteen months to complete. The criteria described below are applied to determine whether and/or how to separate multiple element revenue arrangements into separate units of accounting and how to allocate the arrangement consideration among those separate units of accounting:

- The delivered unit(s) has value to the client on a stand-alone basis.
- There is objective and reliable evidence of the fair value of the undelivered unit(s).

Our sales arrangements do not include a general right of return of the delivered unit(s). If the above criteria are not met, the arrangement is accounted for as one unit of accounting which results in revenue being recognized when the last undelivered unit is delivered. If these criteria are met, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. If, however, there is objective and reliable evidence of fair value of the undelivered unit(s) but no such evidence for the delivered unit(s), the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered unit(s) equals the total arrangement consideration less the aggregate fair value of the undelivered unit(s).

We are required to estimate the future costs that will be incurred related to sales arrangements to determine whether any arrangement will result in a loss. These costs include material, labor and overhead. Factors influencing these future costs include the availability of materials and skilled laborers.

Inventories — We purchase materials for the manufacture of components for use in both our new units and aftermarket parts and services segments. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected cost; future estimated availability; existing and projected contracts to produce certain items; and the estimated needs for our aftermarket parts and services business. We value our inventory at the lower of cost or market value. We estimate the net realizable value of our inventories and establish reserves to reduce the carrying amount of these inventories to the lower of cost or market (net realizable value) as necessary.

Income Taxes — Our effective tax rate is based on income before income taxes and the tax rates applicable to that income in the various jurisdictions in which we operate. An estimated effective tax rate for the year is applied to the Company's quarterly operating results. In the event that there is a significant unusual or discrete item recognized, or expected to be recognized, in the Company's quarterly operating results, the tax attributable to that item is separately calculated and recorded at the same time as the unusual or discrete item. We consider the resolution of prior tax matters to be such items. Significant judgment is required in determining our effective tax rate and in evaluating tax positions. We establish tax accruals for uncertain tax positions in accordance with ASC 740-10 (formally Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109).* ASC 740-10 prescribes a financial statement recognition threshold and measurement attribute regarding tax positions taken or expected to be taken in a tax return. A tax position (1) may be recognized in financial statements only if it is more likely than not that the position will be sustained upon examination through any appeals and litigation processes based on the technical merits of the position and, if recognized, (2) be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We adjust these accruals in light of changing facts and circumstances.

Tax regulations may require items of income and expense to be included in the tax return in different periods than items are reflected in the consolidated financial statements. As a result, the effective tax rate reflected in the consolidated financial statements may be different than the tax rate reported in the income tax return. Some of these differences are permanent, such as expenses that are not deductible on the tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as tax deductions or credits in the tax return in future years for which we have already recorded the tax benefit in the consolidated financial statements. We establish valuation allowances for our deferred tax assets when it is more likely than not that the amount of expected future taxable income will not support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which the related tax payment has been deferred or an expense which we have already taken a deduction on the income tax return, but has not yet been recognized as expense in the consolidated financial statements.

Employee benefit plans — We provide a range of benefits to employees and retired former employees, including pensions, postretirement, postemployment and healthcare benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, employee mortality and turnover rates, and healthcare cost trend rates. Independent actuaries perform the required calculations to determine expense in accordance with accounting principles generally accepted in the United States of America. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on then current rates and trends if appropriate to do so. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of the measurement date. The discount rate reflects a rate at which pension benefits could be effectively settled. The discount rate is established and based primarily on the yields of high quality fixed-income investments available and expected to be available during the period to maturity of the pension and postretirement benefits. We also review the yields reported by Moody's on AA corporate bonds as of the measurement date. The rate of compensation increase is dependent on expected future compensation levels. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred. The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plan's investment policy. We review each plan and its returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on input from our actuaries, outside investment advisors, and information as to assumptions used by plan sponsors.

A 1% change in the medical cost trend rate assumed for postretirement benefits would have the following effects for the year ended December 31, 2009, and at December 31, 2009, respectively:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$0.1	$(0.1)
Effect on postretirement benfit obligations	1.5	(1.4)

Commitments and *contingencies* — We are involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. We have recorded reserves in the financial statements related to these matters which are developed based on consultation with legal counsel and internal and external consultants and engineers, depending on the nature of the reserve. We provide for environmental accruals when, in conjunction with our internal and external counsel, we determine that a liability is both probable and reasonably estimable. Factors that affect the recorded amount of any liability in the future include: our participation percentage due to a settlement by, or bankruptcy of, other potentially responsible parties; a change in the environmental laws requiring more stringent requirements; a change in the estimate of future costs that will be incurred to remediate the site; and changes in technology related to environmental remediation. We have property and casualty insurance to cover such liabilities, but there is no guarantee that the coverage will be sufficient.

We have accrued liabilities for product liability claims, workers' compensation matters and product warranty issues. We have recorded liabilities in our financial statements related to these matters, which are developed using input derived from actuarial estimates and historical, anticipated experience data and the judgment of counsel depending on the nature of the accrued liability. We believe our estimated liabilities are reasonable. If the level of claims changes or if the cost to provide the benefits related to these claims should change, our estimate of the underlying liability may change.

Goodwill and other intangible assets — We have significant goodwill and other intangible assets on our balance sheet. The valuation and classification of these assets and the assignment of amortization lives involves significant judgments and the use of estimates. The testing of these intangible assets under established accounting guidelines for impairment also requires significant use of judgment and assumptions, particularly as it relates to the identification of reporting units and the determination of fair market value. These estimated fair market values are estimated using market earnings multiples and estimates of future cash flows of our businesses. Factors affecting these market multiples and future cash flows include: the continued market acceptance of the products and services offered by our businesses; the development of new products and services by our businesses and the underlying cost of development; the future cost structure of our businesses; and future technological changes. Our goodwill and other intangible assets are tested and reviewed for impairment on an annual basis or when there is a significant change in circumstances. We believe that our estimates and assumptions used are reasonable and comply with accounting principles generally accepted in the United States of America. Changes in business conditions could potentially require future adjustments to these valuations.

The preparation of all financial statements includes the use of estimates and assumptions that affect a number of amounts included in our financial statements. If actual amounts are ultimately different from previous estimates, the revisions are included in our results for the period in which the actual amounts become known or better estimates can be made.

New Accounting Standards

On January 1, 2009, the Company adopted ASC 810 (formerly Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51).* ASC 810 amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC 810 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported on the consolidated statement of income at amounts inclusive of income attributable to the parent and noncontrolling interest; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. Non-controlling interests are not material to the Company's consolidated financial statements.

On January 1, 2009, the Company adopted ASC 805 (formerly Statement No. 141(R), *Business Combinations)* which applies to business combinations entered into after December 31, 2008. ASC 805 replaces prior guidance on the subject and requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value. Additionally, it also requires transaction costs related to the business combination to be expensed as incurred. The adoption of ASC 805 did not have a material impact on the consolidated financial statements.

On January 1, 2009, the Company adopted ASC 805-20-25-18A (formerly Staff Position No. 141(R)-1, *Assets Acquired and Liabilities Assumed in a Business Combination That Arise From Contingencies),* which amends and clarifies ASC 805. ASC 805-20-25-18A provides additional guidance on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The adoption of ASC 805-20-25-18A did not have a material impact on the consolidated financial statements.

On April 1, 2009, the Company adopted ASC 855 (formerly Statement No. 165, *Subsequent Events).* ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

In June 2009, the FASB issued ASC 105-10 (formerly Statement No. 168 *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles).* Effective for interim and annual periods ending after September 15, 2009, the Accounting Standards Codification is the source of all authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. ASC 105-10 also modifies the U.S. GAAP hierarchy to include only two levels of U.S. GAAP; authoritative and non-authoritative. The adoption of ASC 105-10 did not have an impact on Company's consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, *Revenue Recognition,* which replaces the concept of fair market value with selling price when determining how to allocate the total contract sales price in a multiple-deliverable revenue arrangement. This amendment establishes a hierarchy process for determining the selling price of a given deliverable to be used in the allocation. The order of the selling price determination hierarchy is (a) vendor specific objective evidence; (b) third party evidence, if vendor specific objective evidence is not available; (c) or estimated selling price, if neither vendor specific objective evidence nor third party evidence is available. This amendment could significantly expand the disclosures related to the Company's sales arrangements should it be determined that it results in a material change to the current practice. ASU 2009-13 will be effective for the Company's fiscal year beginning January 1, 2011, unless it selects early adoption of the amendment with retroactive application to January 1, 2010. The Company is currently evaluating the impact of the adoption of ASU 2009-13 on its consolidated financial statements.

In December 2009, the FASB issued ASU 2009-16, which codifies Statement No. 166, *Accounting for Transfers of Financial Assets,* issued in June 2009 and revises the former guidance under Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of "qualified special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures. ASU 2009-16 is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of ASU 2009-16 to have a material impact on our consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, which codifies Statement No. 167, *Amendments to FASB Interpretation No. 46(R)* issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of ASU 2009-17 to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements,* which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ($ in Millions)*

Our results of operations are affected by fluctuations in the value of local currencies in which we transact business. We record the effect of non-U.S. dollar currency transactions when we translate the non-U.S. subsidiaries' financial statements into U.S. dollars using exchange rates as they exist at the end of each month. The effect on our results of operations of fluctuations in currency exchange rates depends on various currency exchange rates and the magnitude of the transactions completed in currencies other than the U.S. dollar. We enter into financial instruments to mitigate the impact of changes in currency exchange rates that may result from long-term customer contracts where we deem appropriate. These financial instruments are recorded at their market value with the resulting changes being included in earnings. Net foreign currency (losses) gains were $(3.8), $(6.5), $5.5 for the years ended December 31, 2009, 2008 and 2007, respectively.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The Company's Financial Statements and the accompanying Notes that are filed as part of this Annual Report are listed under Part IV, Item 15. *Exhibits, Financial Statements and Schedules* and are set forth on pages F-1 through F-43 immediately following the signature pages of this Form 10-K.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the evaluation performed, we concluded that our internal control over financial reporting as of December 31, 2009, was effective. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report, which appears in Item 15 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in internal control over financial reporting during the three months ended December 31, 2009, that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The sections of our 2010 Proxy Statement entitled "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct" and "The Board of Directors and its Committees" are incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The sections of our 2010 Proxy Statement entitled "Director Compensation", "Executive Compensation" and "Compensation Discussion and Analysis" are incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

The sections of our 2010 Proxy Statement entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" are incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The sections of our 2010 Proxy Statement entitled "Certain Related Party Transactions" and "Director Independence" are incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The section of our 2010 Proxy Statement entitled "Fees of Independent Registered Public Accountants" is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES*

(a) Documents filed as part of this Annual Report:

The following is an index of the financial statements, schedules and exhibits included in this Form 10-K or incorporated herein by reference.

Schedules not included have been omitted because they are not applicable or the required information is shown in the consolidated financial statement or notes.

(3) Exhibits

The following exhibits are filed with this report:

3.1 Amended and Restated Certificate of Incorporation of Dresser-Rand Group Inc. (incorporated by reference to Exhibit 3.1 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).

3.2 Amended and Restated By-Laws of Dresser-Rand Group Inc. (incorporated by reference to Exhibit 3.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed November 12, 2009, File No. 001-32586).

4.1 Form of certificate of Dresser-Rand Group Inc. common stock (incorporated by reference to Exhibit 4.1 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).

4.2 Indenture dated as of October 29, 2004 among Dresser-Rand Group Inc., the guarantors party thereto and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

4.3 First Supplemental Indenture, dated as of December 22, 2005 among Dresser-Rand Group Inc., the guarantors party thereto and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Dresser-Rand Group Inc.'s Registration Statement on Form S-4, filed January 23, 2006, File No. 333-131212).

10.1 Equity Purchase Agreement, dated as of August 25, 2004, by and among FRC Acquisition LLC and Ingersoll-Rand Company Limited (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.2 Amended and Restated Credit Agreement, dated as of August 30, 2007, among Dresser-Rand Group Inc., certain of its foreign subsidiaries, the syndicate of lenders party thereto, Citicorp North America, Inc., as Administrative Agent, J.P. Morgan Securities Inc. and UBC Securities LLC, as Co-Syndication Agents, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and Natixis and Wells Fargo Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed August 31, 2007, File No. 001-32586).

10.3 Amendment No. 1, dated as of April 24, 2008, to the Amended and Restated Credit Agreement dated as of August 30, 2007 (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Quarterly Report on Form 10-Q, filed April 29, 2008, File No. 001-32586).

10.4 Domestic Guarantee and Collateral Agreement, dated and effective as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., the domestic subsidiary loan parties named therein and Citicorp North America, Inc. as collateral agent (incorporated by reference to Exhibit 10.4 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.5 Supplement No. 1 dated as of December 22, 2005, to the Domestic Guarantee and Collateral Agreement dated and effective as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., the domestic subsidiary loan parties named therein and Citicorp North America, Inc. as collateral agent (incorporated by reference to Exhibit 10.7 to Dresser-Rand Group Inc.'s Registration Statement on Form S-4, filed January 23, 2006, File No. 333-131212).

10.6 License Agreement, dated as of October 26, 2004, by and between Dresser, Inc. and Dresser-Rand Group Inc. (incorporated by reference to Exhibit 10.7 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.7 License Agreement, dated as of October 29, 2004, by and between Dresser-Rand Company, Dresser-Rand A.S., Ingersoll-Rand Energy Systems Corporation and the Energy Systems Division of Ingersoll-Rand Company (incorporated by reference to Exhibit 10.8 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.8 Amended and Restated Employment Agreement, dated June 11, 2008, by and among Vincent R. Volpe and Dresser-Rand Group Inc. (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed June 12, 2008, File No. 001-32586).*

10.9 Employment Agreement, dated July 25, 1990, by and between Jean-Francois Chevrier and Dresser-Rand S.A. (incorporated by reference to Exhibit 10.11 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.10 Amended and Restated Stockholder Agreement, effective as of July 15, 2005, by and among Dresser-Rand Group Inc., D-R Interholding, LLC, Dresser-Rand Holdings, LLC and certain management employees, together with any other stockholder who may be made party to this agreement (incorporated by reference to Exhibit 10.12 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.11 Dresser-Rand Group Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.12 Dresser-Rand Group Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.13 First Amendment to Dresser-Rand Group Inc. 2005 Stock Incentive Plan, dated October 28, 2008 (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Quarterly Report on Form 10-Q, filed October 30, 2008, File No. 001-32586).*

10.14 Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.15 Amendment No. 1 to the Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan, effective January 1, 2007 (incorporated by reference to Exhibit 10.29 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 26, 2008, File No. 001-32586).*

10.16 Amendment No. 2 to the Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan, dated February 12, 2008 (incorporated by reference to Exhibit 10.30 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 26, 2008, File No. 001-32586).*

10.17 Third Amendment to the Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan, dated October 28, 2008 (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Quarterly Report on Form 10-Q, filed October 30, 2008, File No. 001-32586).*

10.18 Dresser-Rand Group Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 4.4 to Dresser-Rand Group Inc.'s Registration Statement on Form S-8, filed May 14, 2008, File No. 333-150894).*

10.19 First Amendment to the Dresser-Rand Group Inc. 2008 Stock Incentive Plan.*

10.20 Form of Grant Notice for 2008 Stock Incentive Plan Nonqualified Stock Options (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed May 14, 2008, File No. 001-32586).*

10.21 Form of Grant Notice for 2008 Stock Incentive Plan Restricted Stock (incorporated by reference to Exhibit 10.3 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed May 14, 2008, File No. 001-32586).*

10.22 Form of Grant Notice for 2008 Stock Incentive Plan Restricted Stock Units (incorporated by reference to Exhibit 10.4 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed May 14, 2008, File No. 001-32586).*

10.23 Form of Grant Notice for 2008 Stock Incentive Plan Stock Appreciation Rights (incorporated by reference to Exhibit 10.5 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed May 14, 2008, File No. 001-32586).*

10.24 Form of Grant Notice for 2008 Stock Incentive Plan Restricted Stock for Non-Employee Directors (incorporated by reference to Exhibit 10.49 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).

10.25 Form of Grant Notice for 2008 Stock Incentive Plan Restricted Stock Units for Non-Employee Directors (incorporated by reference to Exhibit 10.50 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).

10.26 Dresser-Rand Group Inc. Standard Terms and Conditions for Restricted Stock.*

10.27 Dresser-Rand Group Inc. Standard Terms and Conditions for Stock Appreciation Rights.*

10.28 Dresser-Rand Group Inc. Standard Terms and Conditions for Restricted Stock Units.*

10.29 Dresser-Rand Group Inc. Standard Terms and Conditions for Employee Nonqualified Stock Options.*

10.30 Annual Incentive Plan (incorporated by reference to Exhibit 10.17 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.31 Form of Indemnification Agreement between Dresser-Rand Group Inc. and each of its directors and certain other executive officers (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed June 12, 2008, File No. 001-32586).*

10.32 Offer Letter, dated July 15, 2007, from Dresser-Rand Group Inc. to Mark Baldwin (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed July 19, 2007, File No. 001-32586).*

10.33 Offer Letter, dated August 27, 2007, from Dresser-Rand Group Inc. to Mark Mai (incorporated by reference to Exhibit 10.3 to Dresser-Rand Group Inc.'s Quarterly Report on Form 10-Q, filed October 31, 2007, File No. 001-32586).*

10.34 Offer Letter, dated July 7, 2008, from Dresser-Rand Group Inc. to Raymond L. Carney (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed November 4, 2008, File No. 001-32586).*

10.35 Participation Agreement, dated as of December 20, 2007, by and among Dresser-Rand S.A. (France), as Construction Agent and Lessee, Citibank International plc (Paris Branch), as Lessor, the Persons named therein as Note Holders, and Citibank International plc (Paris Branch) as Agent (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 31, 2007, File No. 001-32586).

10.36 Lease Agreement, dated as of December 28, 2007 by and between Citibank International plc (Paris Branch), as Lessor, and Dresser-Rand S.A. (France), as Lessee (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 31, 2007, File No. 001-32586).

10.37 Parent Guaranty, dated as of December 28, 2007 by Dresser-Rand Group Inc. (incorporated by reference to Exhibit 10.3 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 31, 2007, File No. 001-32586).

10.38 The Dresser-Rand Company Non-Qualified Retirement Plan restated effective as of January 1, 2009 (incorporated by reference to Exhibit 10.42 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*

10.39 Dresser-Rand Non-Employee Director Fee Deferral Plan, which was effective as of January 1, 2009 (incorporated by reference to Exhibit 10.43 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).

10.40	Offer Letter, dated August 22, 2008, from Dresser-Rand Company to Jerry Walker (incorporated by reference to Exhibit 10.44 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*
10.41	Offer Letter, dated October 29, 2008, from Dresser-Rand Company to Luciano Mozzato (incorporated by reference to Exhibit 10.45 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*
10.42	English translation of letter agreement, dated December 29, 2008, between Dresser-Rand S.A. and Nicoletta Giadrossi (incorporated by reference to Exhibit 10.46 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*
10.43	Letter of Assignment, dated February 5, 2007, from Dresser-Rand Company to Jean-Francois Chevrier (incorporated by reference to Exhibit 10.47 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*
10.44	Letter of Agreement, dated January 24, 2009, from Dresser-Rand S.A. to Jean-Francois Chevrier (incorporated by reference to Exhibit 10.48 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*
10.45	Offer Letter, dated December 14, 2008, from Dresser-Rand Company to Nicoletta Giadrossi (incorporated by reference to Exhibit 10.51 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed February 23, 2009, File No. 001-32586).*
10.46	Offer Letter, dated May 12, 2009, from Dresser-Rand Group Inc. to James Garman (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Quarterly Report on Form 10-Q, filed July 29, 2009, File No. 001-32586).*
10.47	Form of Confidentiality, Non-Compete, Severance and Change in Control Agreement with U.S. named executive officers (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 8, 2009, File No. 001-32586).*
10.48	Form of Confidentiality, Non-Compete, Severance and Change in Control Agreement with named executive officers residing in France (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 8, 2009, File No. 001-32586).*
10.49	Cash Bonus Retention Agreement, dated December 4, 2009, between James Garman and Dresser-Rand Company.*
10.50	Dresser-Rand Annual Incentive Program, adopted February 12, 2010 (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed February 17, 2010, File No. 001-32586).*
10.51	Dresser-Rand Group Inc. Standard Terms and Conditions for Restricted Stock (for Non-Employee Directors)
10.52	Dresser-Rand Group Inc. Standard Terms and Conditions for Restricted Stock Units (for Non-Employee Directors)
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP
24.1	Powers of Attorney (included in signature page of this Form 10-K)
31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the President and Chief Executive Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This certification is being furnished and shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.)
32.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This certification is being furnished and shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.)

* Executive Compensation Plans and Arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2010

DRESSER-RAND GROUP INC.

By: /s/ VINCENT R. VOLPE JR.

Name: Vincent R. Volpe Jr.
Title: President, Chief Executive Officer and Director

Each person whose signature appears below authorizes Raymond L. Carney Jr. and Mark F. Mai and each of them, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, to execute, in his or her name and on his or her behalf, in any and all capacities, this Form 10-K and any and all amendments thereto necessary or advisable to enable the registrant to comply with the Securities Exchange Act of 1934, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, which amendments may make such changes in such Form 10-K as such attorney-in-fact may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney-in-fact or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney-in-fact or substitute.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT R. VOLPE JR. Vincent R. Volpe Jr.	President, Chief Executive Officer and Director	February 25, 2010
/s/ MARK E. BALDWIN Mark E. Baldwin	Executive Vice President and Chief Financial Officer	February 25, 2010
/s/ RAYMOND L. CARNEY JR. Raymond L. Carney Jr.	Vice President, Controller and Chief Accounting Officer	February 25, 2010
/s/ WILLIAM E. MACAULAY William E. Macaulay	Chairman of the Board of Directors	February 25, 2010
/s/ RITA V. FOLEY Rita V. Foley	Director	February 25, 2010
/s/ LOUIS A. RASPINO Louis A. Raspino	Director	February 25, 2010
/s/ PHILIP R. ROTH Philip R. Roth	Director	February 25, 2010
/s/ STEPHEN A. SNIDER Stephen A. Snider	Director	February 25, 2010
/s/ MICHAEL L. UNDERWOOD Michael L. Underwood	Director	February 25, 2010
/s/ JOSEPH C. WINKLER Joseph C. Winkler	Director	February 25, 2010

DRESSER-RAND GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dresser-Rand Group Inc:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Dresser-Rand Group Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas
February 25, 2010

DRESSER-RAND GROUP INC.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	($ in millions, except per share amounts)		
Net sales of products	$1,840.8	$1,805.1	$1,339.5
Net sales of services	448.8	389.6	325.5
Total revenues	2,289.6	2,194.7	1,665.0
Cost of products sold	1,324.4	1,307.2	989.5
Cost of services sold	307.7	268.9	226.6
Total cost of sales	1,632.1	1,576.1	1,216.1
Gross profit	657.5	618.6	448.9
Selling and administrative expenses	287.3	273.8	239.0
Research and development expenses	20.3	12.7	12.8
Plan settlement/curtailment amendment	1.3	(5.4)	—
Income from operations	348.6	337.5	197.1
Interest expense, net	(31.8)	(29.4)	(36.8)
Other (expense) income, net	(4.9)	(6.8)	7.3
Income before income taxes	311.9	301.3	167.6
Provision for income taxes	101.1	103.6	60.9
Net income	$ 210.8	$ 197.7	$ 106.7
Net income per share:			
Basic	$ 2.58	$ 2.36	$ 1.25
Diluted	$ 2.57	$ 2.36	$ 1.25
Weighted average shares outstanding — (*in thousands*):			
Basic	81,662	83,678	85,470
Diluted	81,876	83,837	85,586

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

CONSOLIDATED BALANCE SHEET

	December 31, 2009	December 31, 2008
	($ in millions, except per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 223.2	$ 147.1
Accounts receivable, less allowance for losses of $14.4 at 2009 and $11.6 at 2008	289.8	366.3
Inventories, net	353.0	328.5
Prepaid expenses	24.9	43.4
Deferred income taxes, net	45.4	22.5
Total current assets	936.3	907.8
Property, plant and equipment, net	268.9	250.3
Goodwill	486.0	429.1
Intangible assets, net	430.9	441.6
Other assets	28.1	23.4
Total assets	$2,150.2	$2,052.2
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 412.0	$ 430.9
Customer advance payments	165.2	275.0
Accrued income taxes payable	8.1	30.2
Loans payable	0.1	0.2
Total current liabilities	585.4	736.3
Deferred income taxes, net	38.5	22.9
Postemployment and other employee benefit liabilities	109.9	135.3
Long-term debt	370.0	370.1
Other noncurrent liabilities	33.8	27.4
Total liabilities	1,137.6	1,292.0
Commitments and contingencies (Notes 9, 11 through 18)		
Stockholders' equity		
Common stock, $0.01 par value, 250,000,000 shares authorized; and, 82,513,744 and 81,958,846 shares issued and outstanding, respectively	0.8	0.8
Additional paid-in capital	396.6	384.6
Retained earnings	638.1	427.3
Accumulated other comprehensive loss	(22.9)	(52.5)
Total stockholders' equity	1,012.6	760.2
Total liabilities and stockholders' equity	$2,150.2	$2,052.2

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOW

	Year Ended December 31,		
	2009	2008	2007
	($ in millions)		
Cash flows from operating activities			
Net income	$ 210.8	$ 197.7	$ 106.7
Adjustments to arrive at net cash provided by operating activities:			
Depreciation and amortization	51.5	48.8	49.3
Deferred income taxes	(7.0)	(2.6)	(1.7)
Stock-based compensation	11.0	6.0	8.1
Excess tax benefits from share-based compensation	—	(0.4)	—
Amortization of debt financing costs	3.2	3.1	6.9
Provision for losses on inventory	6.7	3.3	0.4
Plan settlement / curtailment amendment	(0.2)	(11.8)	—
Loss (gain) on sale of property, plant and equipment	2.2	—	(0.6)
Net loss from equity investment	1.2	—	—
Working capital and other, net of acquisitions			
Accounts receivable	82.1	(57.9)	2.4
Inventories	(20.7)	(51.2)	(71.6)
Accounts payable and accruals	(55.3)	77.7	40.6
Customer advances	(121.5)	25.4	93.9
Other	(34.2)	(3.3)	(18.4)
Net cash provided by operating activities	129.8	234.8	216.0
Cash flows from investing activities			
Capital expenditures	(41.1)	(40.2)	(23.7)
Proceeds from sales of property, plant and equipment	1.2	0.3	5.8
Acquisitions, net of cash acquired	(12.7)	(91.4)	(8.1)
Other investments	(10.0)	(5.0)	—
Net cash used in investing activities	(62.6)	(136.3)	(26.0)
Cash flows from financing activities			
Proceeds from exercise of stock options	2.1	1.4	0.4
Excess tax benefits from share-based compensation	—	0.4	—
Repurchase of common stock	—	(150.2)	—
Payments for debt financing costs	—	—	(4.5)
Proceeds of long-term debt	—	—	0.5
Payments of long-term debt	(0.2)	(0.2)	(137.2)
Net cash provided by (used in) financing activities	1.9	(148.6)	(140.8)
Effect of exchange rate changes on cash and cash equivalents	7.0	(9.0)	10.2
Net increase (decrease) in cash and cash equivalents	76.1	(59.1)	59.4
Cash and cash equivalents, beginning of the period	147.1	206.2	146.8
Cash and cash equivalents, end of period	$ 223.2	$ 147.1	$ 206.2

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)	Total
	($ in millions)					
At December 31, 2006	$ 0.9	$ 518.8	$123.1	$(10.9)		$ 631.9
Stock-based compensation	—	8.5	—	—	—	8.5
Adoption of FASB Interpretation No. 48	—	—	(0.1)	—	—	(0.1)
Net income	—	—	106.7	—	$106.7	—
Other comprehensive income (loss)						
Foreign currency adjustments	—	—	—	34.2	34.2	—
Pension and other post retirement benefit plans — net of $15.3 tax						
Amortization of prior service credit included in net periodic costs	—	—	—	(0.3)	(0.3)	—
Benefit plan amendments	—	—	—	4.8	4.8	—
Net actuarial gain arising during year	—	—	—	8.1	8.1	—
Curtailment amendment	—	—	—	11.4	11.4	—
Total comprehensive income					$164.9	164.9
At December 31, 2007	$ 0.9	$ 527.3	$229.7	$ 47.3		$ 805.2
Stock-based compensation	—	7.4	—	—		7.4
Stock repurchase	(0.1)	(150.1)	—	—		(150.2)
Net income	—	—	197.7	—	$197.7	—
Other comprehensive income (loss)						
Foreign currency adjustments	—	—	—	(48.3)	(48.3)	—
Pension and other postretirement benefit plans — net of $30.8 tax						
Adoption of FASB Statement No. 158	—	—	(0.1)	(0.3)	(0.3)	(0.1)
Amortization of prior service cost and net actuarial loss included in net periodic costs	—	—	—	(4.4)	(4.4)	—
Benefit plan amendments	—	—	—	2.2	2.2	—
Net actuarial loss arising during the year	—	—	—	(45.7)	(45.7)	—
Curtailment amendment/partial settlement	—	—	—	(3.3)	(3.3)	—
Total comprehensive income					$ 97.9	97.9
At December 31, 2008	$ 0.8	$ 384.6	$427.3	$(52.5)		$ 760.2
Stock-based compensation	—	12.0	—	—		12.0
Net income	—	—	210.8	—	$210.8	—
Other comprehensive income (loss)						
Foreign currency adjustments	—	—	—	32.0	32.0	—
Pension and other postretirement benefit plans — net of $0.1 tax						
Amortization of prior service cost and net actuarial loss included in net periodic costs	—	—	—	(1.4)	(1.4)	—
Benefit plan amendments	—	—	—	0.6	0.6	—
Net actuarial loss arising during the year	—	—	—	(1.8)	(1.8)	—
Plan settlement	—	—	—	0.2	0.2	—
Total comprehensive income					$240.4	240.4
At December 31, 2009	$ 0.8	$ 396.6	$638.1	$(22.9)		$1,012.6

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share amounts)

1. Business Activities and Certain Related Party Transactions

Dresser-Rand Group Inc., a company incorporated in the State of Delaware (together with its subsidiaries, the "Company"), commenced operations on October 30, 2004, when it acquired Dresser-Rand Company and the operations of Dresser-Rand Canada, Inc. and Dresser-Rand GmbH (the "Acquisition") from Ingersoll Rand Company Limited ("Ingersoll Rand"). The Company is engaged in the design, manufacture, sale and servicing of centrifugal and reciprocating compressors, gas and steam turbines, gas expanders and associated control panels.

From inception (October 29, 2004) through August 10, 2005, the Company was a wholly-owned subsidiary of D-R Interholding, LLC, which was a wholly-owned subsidiary of Dresser-Rand Holdings, LLC, ("Holdings"). During the period from August 11, 2005, through March 9, 2007, D-R Interholding, LLC sold all of its ownership of the common stock of the Company. Dresser-Rand Holdings, LLC was owned by First Reserve Fund IX, L.P., and First Reserve Fund X, L.P. (collectively "First Reserve"), funds managed by First Reserve Corporation, and certain members of management.

Dresser-Rand Name

The Company's name and principal trademark is a combination of the names of the Company's founder companies, Dresser Industries, Inc. and Ingersoll Rand. The Company acquired rights to use the "Rand" portion of our principal mark from Ingersoll Rand as part of the Acquisition. The rights to use the "Dresser" portion of the name were acquired from Dresser, Inc. (the successor company to Dresser Industries, Inc.), an affiliate of First Reserve, in October 2004. Total consideration was $5.0 of which $1.0 was paid in October 2004 with the remaining balance to be paid in equal annual installments of approximately $0.4 through October 2013. The total cost is being amortized to expense ratably through October 2013.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of these consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts and activities of the Company and its controlled subsidiaries or variable interest entities for which the Company has determined that it is the primary beneficiary. Fifty percent or less owned companies for which the Company exercises significant influence but does not control, are accounted for under the equity method. All material intercompany transactions among entities included in the consolidated financial statements have been eliminated.

Use of Estimates

In conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management has used estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Significant estimates include allowance for losses on receivables, depreciation and amortization, inventory adjustments related to lower of cost or market, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, taxes, pensions, post-employment benefits, contract losses, penalties, environmental contingencies, product liability, self insurance programs and other contingencies. Actual results could differ from those estimates.

Fair Value Measurements

Accounting Standards Codification ("ASC") 820 (formally Statement No. 157, *Fair Value Measurements and Disclosures*) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

($ in millions, except per share amounts)

Input levels used for fair value measurements are as follows:

Description	Disclosure	Input Level	Level 3 Inputs
Goodwill and intangible asset impairment testing.	Note 2	Level 3	Estimated by independent third party appraisal firms
Acquired assets and liabilities. . .	Notes 2 and 3	Level 3	Estimated by independent third party appraisal firms
Pension plan assets	Note 11	Levels 1, 2 and 3	Valued by insurance companies and estimated by certified actuaries
Long-term debt (note disclosure only)	Note 10	Level 1	Not applicable
Foreign currency derivatives. . . .	Note 14	Level 2	Not applicable

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of money market accounts.

Allowance for Losses on Receivables

The Company establishes an allowance for losses on receivables by applying specified percentages to the adjusted receivable aging categories. The percentage applied against the aging categories increases as the accounts become further past due so that accounts in excess of 360 days past due are fully reserved. In addition, the allowance is adjusted for specific customer accounts that have aged but collection is reasonably assured and accounts that have not aged but collection is doubtful due to insolvency, disputes or other collection issues.

Inventories

Inventories are stated at the lower of cost (generally FIFO or average) or market (estimated net realizable value). Cost includes labor, materials and facility overhead. A provision is also recorded for slow-moving, obsolete or unusable inventory. Customer progress payments are credited to inventory and any payments in excess of our related investment in inventory are recorded as customer advance payments in current liabilities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. The useful lives of buildings range from 5 years to 40 years; the useful lives of machinery and equipment range from 3 years to 10 years. Maintenance and repairs are expensed as incurred.

Capitalized Software

The Company capitalizes computer software for internal use following the guidelines established in ASC 350-40 (formerly Statement of Position No. 98-1 *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*). The amounts capitalized were $4.7, $3.0 and $4.8 for the years ended December 31, 2009, 2008 and 2007, respectively.

Impairment of Long-Lived Assets

The Company accounts for impairments in accordance with ASC 360-10 (formerly Statement No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*). This standard requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Intangible Assets

Under the requirements of ASC 350-20 (formerly Statement No. 142, *Goodwill and Other Intangible Assets*), goodwill and intangible assets deemed to have indefinite lives are not subject to amortization but are tested for impairment at least annually. ASC 350-20 requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second test is not performed. The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. ASC 350-20 requires the carrying value of non-amortizable intangible assets to be compared to their fair value, with any excess of carrying value over fair value to be recognized as an impairment loss in continuing operations. If circumstances indicate a change of fair value after the annual testing period, impairment testing would be re-performed to assess impairment.

The Company amortizes its intangible assets with finite lives over their estimated useful lives. See Note 7 for additional details regarding the components and estimated useful lives of intangible assets.

Income Taxes

The Company determines the consolidated provision for income taxes for its operations on a legal entity, country-by-country basis. Deferred taxes are provided for operating loss and credit carry forwards and temporary differences between the tax bases of assets and liabilities and the amounts included in these consolidated financial statements as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets when it is more likely than not that a portion or all of the asset will not be realized.

Uncertain tax positions (1) are recognized in financial statements only if it is more likely than not that the position will be sustained upon examination through any appeal and litigation processes based on the technical merits of the position and, if recognized, (2) are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Product Warranty

Warranty accruals are recorded at the time the products are sold and are estimated based upon product warranty terms and historical experience. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available.

Environmental Costs

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, that have no significant future economic benefit, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the Company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. The Company determines any required liability based on existing technology without reflecting any offset for possible recoveries from insurance companies and discounting. Expenditures that prevent or mitigate environmental contamination that is yet to occur are capitalized. The Company currently has not recorded any significant accrued environmental liabilities.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, delivery of the product or service has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The amount of revenue related to any contingency is not recognized until the contingency is resolved.

We enter into multiple-element revenue arrangements or contracts, which may include any combination of designing, developing, manufacturing, modifying, erecting and commissioning complex products to customer specifications and providing services related to the performance of such products. These contracts normally take up to fifteen months to complete. The criteria described below are applied to determine whether and/or how to separate multiple element revenue arrangements into separate units of accounting and how to allocate the arrangement consideration among those separate units of accounting:

- The delivered unit(s) has value to the client on a stand-alone basis.
- There is objective and reliable evidence of the fair value of the undelivered unit(s).

Our sales arrangements do not include a general right of return of the delivered unit(s). If the above criteria are not met, the arrangement is accounted for as one unit of accounting which results in revenue being recognized when the last undelivered unit is delivered. If these criteria are met, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. If, however, there is objective and reliable evidence of fair value of the undelivered unit(s) but no such evidence for the delivered unit(s), the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered unit(s) equals the total arrangement consideration less the aggregate fair value of the undelivered unit(s).

We are required to estimate the future costs that will be incurred related to sales arrangements to determine whether any arrangement will result in a loss. These costs include material, labor and overhead. Factors influencing these future costs include the availability of materials and skilled laborers.

Taxes Imposed on Revenue Transactions

The Company accounts for taxes imposed on specific revenue transactions, e.g., sales and value added taxes, on a net basis as such taxes are excluded from revenue and costs.

Shipping and Handling Costs

Amounts billed to clients for shipping and handling are classified as sales of products with the related costs incurred included in cost of sales.

Research and Development Costs

Research and development expenditures are comprised of salaries, qualifying engineering costs, and an allocation of related overhead costs, and are expensed when incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments and post-retirement benefit plan liability adjustments, net of tax, as applicable.

Foreign Currency

Assets and liabilities of non-U.S. consolidated entities that use the local currency as the functional currency are translated at year-end exchange rates while income and expenses are translated using a weighted average-for-the-year exchange rates. Adjustments resulting from translation are recorded in other comprehensive income (loss) and are included in net income only upon sale or liquidation of the underlying foreign investment. The Company recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in

($ in millions, except per share amounts)

currencies other than the functional currency in earnings as incurred, except for those intercompany balances which are designated as long-term investments.

Inventory and property balances and related income statement accounts of non-U.S. entities that use the U.S. dollar as the functional currency, are translated using historical exchange rates. The resulting gains and losses are credited or charged to the Statement of Income.

Included in our cash balance of $223.2 million reported at December 31, 2009 was $22.4 million denominated in Venezuelan bolívars. Due to government restrictions on transfers of cash out of the country and control of exchange rates, we can not immediately convert the cash at the official exchange rate at December 31, 2009. We have various applications to convert bolivars in order to transfer approximately $17.1 million of such amount out of the country, but have experienced substantial delays in obtaining the necessary approvals, and in some cases, rejections of our applications. Consequently, approximately $3.1 million of our cash in Venezuela has been translated to U.S. dollars at December 31, 2009, at an effective exchange rate that was approximately 65% less favorable than the official rate ("Parallel Rate") which resulted in a foreign exchange loss in our Consolidated Income Statement of approximately $5.6 million for the year ended December 31, 2009.

Financial Instruments

The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments, principally forward exchange contracts.

The purpose of the Company's currency hedging activities is to mitigate the economic impact of changes in foreign currency exchange rates. The Company attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, the Company may enter into forward exchange contracts. Major exposure areas considered for hedging include foreign currency denominated receivables and payables, firm committed transactions and forecasted sales and purchases.

The Company accounts for derivatives used in hedging activities in accordance with ASC 815-10 (formerly Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its amendments). ASC 815-10 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Under ASC 815-10, any properly documented effective portion of a cash flow hedging instrument's gain or loss is reported as a component of Other Comprehensive Income in Stockholders' Equity and is reclassified to earnings in the period during which the transaction being hedged affects income. Gains or losses subsequently reclassified from Stockholders' Equity are classified in accordance with income statement treatment of the hedged transaction. Any ineffective portion of a cash flow hedging instrument's fair value change is recorded in the Consolidated Statement of Income. Classification in the Statement of Income of the effective portion of the hedging instrument's gain or loss is based on the income statement classification of the transaction being hedged. If a cash flow hedging instrument does not qualify as a hedge under ASC 815-10, the change in the fair value of the derivative is immediately recognized in the Consolidated Statement of Income as foreign currency income (loss) in other income (expense). The derivative financial instruments in existence at December 31, 2009 and 2008, were not designated as hedges for accounting purposes under ASC 815-10.

Stock-based Compensation

The Company recognizes compensation cost for stock-based compensation awards in accordance with ASC 718-10 (formerly Statement No. 123(R), *Share-Based Payment* and *Staff Accounting Bulletin No. 107).* The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that has vested at that date.

Conditional Asset Retirement Obligations

The Company accounts for conditional asset retirement obligations in accordance with ASC 410-20 (formerly Interpretation No. 47, an interpretation of Statement No. 143, *Accounting for Conditional Asset Retirement Obligations).* ASC 410-20 requires that any legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within our control be recognized as a liability at the fair value of the conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.

($ in millions, except per share amounts)

ASC 410-20 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. The fair value of the obligation can be reasonably estimated if (a) it is evident that the fair value of the obligation is embodied in the acquisition of an asset, (b) an active market exists for the transfer of the obligation or, (c) sufficient information is available to reasonably estimate (1) the settlement date or the range of settlement dates, (2) the method of settlement or potential methods of settlement and, (3) the probabilities associated with the range of potential settlement dates and potential settlement methods. The Company has not recorded any conditional asset retirement obligations because there is no current active market in which the obligations could be transferred and we do not have sufficient information to reasonably estimate the range of settlement dates and their related probabilities.

New Accounting Standards

On January 1, 2009, the Company adopted ASC 810 (formerly Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51).* ASC 810 amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC 810 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported on the consolidated statement of income at amounts inclusive of income attributable to the parent and noncontrolling interest; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. Non-controlling interests are not material to the Company's consolidated financial statements.

On January 1, 2009, the Company adopted ASC 805 (formerly Statement No. 141(R), *Business Combinations)* which applies to business combinations entered into after December 31, 2008. ASC 805 replaces prior guidance on the subject and requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value. Additionally, it also requires transaction costs related to the business combination to be expensed as incurred. The adoption of ASC 805 did not have a material impact on the consolidated financial statements.

On January 1, 2009, the Company adopted ASC 805-20-25-18A (formerly Staff Position No. 141(R)-1, *Assets Acquired and Liabilities Assumed in a Business Combination That Arise From Contingencies),* which amends and clarifies ASC 805. ASC 805-20-25-18A provides additional guidance on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The adoption of ASC 805-20-25-18A did not have a material impact on the consolidated financial statements.

On April 1, 2009, the Company adopted ASC 855 (formerly Statement No. 165, *Subsequent Events).* ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

In June 2009, the FASB issued ASC 105-10 (formerly Statement No. 168 *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*). Effective for interim and annual periods ending after September 15, 2009, the Accounting Standards Codification is the source of all authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. ASC 105-10 also modifies the U.S. GAAP hierarchy to include only two levels of U.S. GAAP; authoritative and non-authoritative. The adoption of ASC 105-10 did not have an impact on Company's consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, *Revenue Recognition,* which replaces the concept of fair market value with selling price when determining how to allocate the total contract sales price in a multiple-deliverable revenue arrangement. This amendment establishes a hierarchy process for determining the selling price of a given deliverable to be used in the allocation. The order of the selling price determination hierarchy is (a) vendor specific objective evidence; (b) third party evidence, if vendor specific objective evidence is not available; (c) or estimated selling price, if neither vendor specific objective evidence nor third party evidence is available. This amendment could

($ in millions, except per share amounts)

significantly expand the disclosures related to the Company's sales arrangements should it be determined that it results in a material change to the current practice. ASU 2009-13 will be effective for the Company's fiscal year beginning January 1, 2011, unless it selects early adoption of the amendment with retroactive application to January 1, 2010. The Company is currently evaluating the impact of the adoption of ASU 2009-13 on its consolidated financial statements.

In December 2009, the FASB issued ASU 2009-16, which codifies Statement No. 166, *Accounting for Transfers of Financial Assets*, issued in June 2009 and revises the former guidance under Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of "qualified special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures. ASU 2009-16 is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of ASU 2009-16 to have a material impact on our consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, which codifies Statement No. 167, *Amendments to FASB Interpretation No. 46(R)* issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of ASU 2009-17 to have a material impact on our consolidated financial statements.

In January, 2010 the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements*, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Reclassification

Certain amounts in previously issued financial statements have been reclassified to conform to the 2009 presentation.

3. Acquisitions and other investments

On September 1, 2009, the Company acquired the assets of Compressor Renewal Services Ltd. ("CRS") located in Odessa, Texas for $12.7. CRS services separable, process and integral-engine reciprocating compressors primarily in the North American natural gas transmission market. The purchase agreement includes the potential for additional cash consideration based on achieving certain earnings targets over a five-year period beginning on October 1, 2009. The additional consideration is up to a maximum of $3.7 depending upon the achievement of such targets.

The estimated fair value of the additional consideration for the CRS acquisition has been included as a liability in the financial statements. Changes in the fair value will be recognized immediately in the consolidated statement of income at each reporting date until the contingency is resolved.

On December 11, 2009, the Company signed an agreement to acquire the assets of a company to service its Middle East and Africa region for approximately $10.0. The acquisition is expected to close in March, 2010.

In 2008, the Company acquired three businesses and paid net total cash of $91.4, including $5.1 of acquisition costs.

On July 1, 2008, the Company acquired certain assets and assumed certain liabilities of Peter Brotherhood Ltd. (the business hereafter being referred to as "PBL") in the United Kingdom. PBL specializes in the design and manufacture of steam turbines, reciprocating gas compressors, gas engine packaged combined heat and power systems, and gearboxes. PBL's primary clients are in the worldwide oil and gas industry, specifically marine and floating production, storage and offloading facilities, refinery, petrochemical, combined cycle/co-generation, and renewable energy industries. The purchase agreement included the potential for additional cash consideration based on Earnings Before

($ in millions, except per share amounts)

Interest, Tax, Depreciation, and Amortization (EBITDA) for PBL's fiscal year ended November 30, 2008. On January 22, 2010, the Company paid $24.1 in accordance with this provision of the contract. This amount is not included in the total cash paid of $91.4 discussed above.

On August 8, 2008, the Company acquired the assets of Enginuity LLC ("Enginuity"), a private, U.S. based provider of combustion and catalytic emissions technology solutions, controls and automation, and aftermarket services for reciprocating gas engines used in the gas transmission market. Focused on the North American gas transmission market, Enginuity is a technology solutions leader for reducing gas-fired engine emissions and for engine and compressor controls and monitoring.

On August 29, 2008, the Company acquired all the stock of Arrow Industries, Inc. ("Arrow"). Arrow is a premier provider of foundation and mechanical services for reciprocating engines and compressors used in the North American pipeline industry. Arrow is experienced in implementing and servicing Dresser-Rand and similar OEM equipment.

On April 5, 2007, the Company acquired the Gimpel Valve business from Tyco Flow Control, a reporting unit of Tyco International, for approximately $8.1 including about $0.1 of acquisition costs. Gimpel products include a line of trip, trip and throttle, and non-return valves to protect steam turbines and related equipment in industrial and marine applications, and have been integrated into our steam new unit and aftermarket parts and services businesses.

All acquisitions have been integrated into the Company's existing new units and aftermarket parts and services operating segments. The amount of goodwill deductible for tax purposes was $1.6 and $1.1 at December 31, 2009 and 2008, respectively.

The acquisition prices were allocated to the fair values of assets acquired and liabilities assumed as follows:

	2009	2008	2007
Accounts receivable, net	$ 0.8	$ 11.6	$ —
Inventory, net	0.5	29.4	4.6
Prepaid expenses	—	1.1	—
Total current assets	1.3	42.1	4.6
Property, plant and equipment	6.6	39.6	0.5
Amortizable intangible assets	2.4	33.4	3.0
Goodwill	4.0	24.2	—
Other assets	—	0.3	—
Total assets acquired	14.3	139.6	8.1
Accounts payable and accruals	0.4	18.4	—
Customer advance payments	—	26.0	—
Other liabilities	1.2	3.8	—
Total liabilities assumed	1.6	48.2	—
Cash paid — net of $18.6 cash acquired in 2008	$12.7	$ 91.4	$8.1

Pro forma financial information, assuming these acquisitions occurred at the beginning of each income statement period, has not been presented because the effect on our results for each of those periods was not considered material. The results of each acquisition have been included in our consolidated financial results since the date of such acquisition, and were not material to the results of operations for the years ended December 31, 2009, 2008 and 2007.

Other Investments

In 2008, the Company entered into an agreement by which it acquired a non-controlling interest in Ramgen Power Systems, LLC ("Ramgen"), a privately held development stage company that is developing compressor technology that applies proven supersonic aircraft technology to ground-based air and gas compressors. In addition to receiving a non-controlling interest, the Company received an option to acquire the business of Ramgen at a price of $25.0 and a royalty commitment, exercisable at any time through October 28, 2012. Pursuant to the agreement, an initial investment of $5.0 was made in November 2008, and our final contractually obligated investment of $5.0 was made in May 2009. The Company also made an optional investment in November 2009 of $5.0 which resulted in an aggregate non-controlling interest of 23.7%. The agreement allows the Company to make additional optional investments of $9.0 through October 2012. The Company's maximum exposure to loss on its investment in Ramgen is limited to the amounts invested. In determining whether the Company should consolidate Ramgen, the Company considered that its ownership, coupled with the probability of exercising the option, would not absorb a majority of the expected losses or residual returns of Ramgen, and consequently, would not result in the Company being the primary beneficiary. The investment in Ramgen is being accounted for under the equity method of accounting.

In April, 2009, an affiliate of the Company and Al Rushaid Petroleum Investment Company ("ARPIC") executed and delivered a Business Venture Agreement to form a joint venture, Dresser-Rand Arabia LLC ("D-R Arabia"). D-R Arabia will be a center of excellence in the Kingdom of Saudi Arabia for manufacturing, repairs, service, technical expertise and training. The affiliate will own approximately 50% of D-R Arabia. The affiliate is making a cash contribution of approximately $0.3 and will license D-R Arabia to use certain intellectual property. ARPIC will own approximately 50% of the Company and is making a cash contribution of approximately $0.3. In determining whether the Company should consolidate D-R Arabia, the Company considered that its ownership would absorb a majority of the expected losses or residual returns of D-R Arabia which would result in the Company being the primary beneficiary. Consequently, D-R Arabia is consolidated in the financial results of the Company.

4. Earnings per Share

We calculate basic income per share of common stock by dividing net income by the weighted-average number of common shares outstanding for the period. We exclude non-vested shares of common stock issued in connection with our stock compensation plans from the calculation of the weighted-average common shares outstanding — basic until those shares vest. The calculation of income per share of common stock-diluted reflects the potential dilution under the treasury stock method that would occur if options issued under our stock compensation plans are exercised and the effect of the exercise would be dilutive and any dilutive effect of non-vested shares of common stock issued. Following is a reconciliation of net income and weighted-average common shares outstanding for purposes of calculating basic and diluted income per share:

	Year Ended December 31,		
	2009	2008	2007
Net income	$ 210.8	$ 197.7	$ 106.7
Weighted -average common shares outstanding: *(In thousands)*			
Basic	81,662	83,678	85,470
Dilutive effect of stock compensation awards	214	159	116
Diluted	81,876	83,837	85,586
Net income per share:			
Basic	$ 2.58	$ 2.36	$ 1.25
Diluted	$ 2.57	$ 2.36	$ 1.25

5. Inventories

Inventories were as follows:

	December 31,	
	2009	2008
Raw materials and supplies	$ 132.6	$ 141.7
Work-in-process and finished goods	485.0	496.4
	617.6	638.1
Less: Progress payments	(264.6)	(309.6)
Total inventories	$ 353.0	$ 328.5

($ in millions, except per share amounts)

Progress payments represent payments from clients based on milestone completion schedules. Any payments received in excess of inventory investment are classified as "Customer Advance Payments" in the current liabilities section of the balance sheet.

6. Property, Plant and Equipment

Property, plant and equipment were as follows:

	December 31, 2009	December 31, 2008
Cost:		
Land	$ 15.3	$ 14.7
Buildings and improvements	113.9	102.2
Machinery and equipment	285.3	252.1
	414.5	369.0
Less: Accumulated depreciation	(145.6)	(118.7)
Property, plant and equipment, net	$ 268.9	$ 250.3

Depreciation expense was $32.0 for the year ended December 31, 2009, $30.6 for 2008 and $32.1 for 2007.

7. Intangible Assets and Goodwill

The following table sets forth the weighted average useful life, gross amount and accumulated amortization of intangible assets:

	December 31, 2009		Weighted Average Useful Lives	December 31, 2008	
	Cost	Accumulated Amortization		Cost	Accumulated Amortization
Trade names	$ 93.1	$11.6	39 years	$ 92.8	$ 9.2
Customer relationships	258.6	34.5	37 years	250.5	26.5
Software	30.6	15.8	10 years	30.6	12.7
Existing technology	137.1	27.9	24 years	136.3	22.1
Non-compete agreement	2.1	0.8	4 years	2.1	0.2
Total amortizable intangible assets	$521.5	$90.6		$512.3	$70.7

Intangible asset amortization expense was $19.5 for the year ended December 31, 2009, $18.2 for 2008 and $17.2 for 2007. Amortization expense for these intangible assets is expected to be approximately $18.1 for each year from 2010 through 2014.

The Company had no goodwill impairments for the years ended December 31, 2009 and 2008. The following table represents the changes in goodwill in total and by segment (see note 20):

	New units	Aftermarket parts and services	Total
Balance, December 31, 2007	$131.6	$315.9	$447.5
Acquisitions	10.8	13.4	24.2
Adjustments	—	(0.6)	(0.6)
Foreign currency adjustments	(8.7)	(33.3)	(42.0)
Balance, December 31, 2008	133.7	295.4	429.1
Acquisitions	0.1	3.9	4.0
Adjustments	21.2	7.1	28.3
Foreign currency adjustments	2.0	22.6	24.6
Balance, December 31, 2009	$157.0	$329.0	$486.0

($ in millions, except per share amounts)

8. Accounts Payable and Accruals

Accounts payable and accruals were as follows:

	December 31, 2009	December 31, 2008
Accounts payable	$178.1	$221.3
Accruals:		
Payroll and benefits	68.0	62.2
Warranties	39.2	37.0
Taxes other than income	24.9	24.2
Third party commissions	16.5	15.2
Interest	6.5	5.7
Insurance and claims	8.4	8.7
Legal, audit and consulting	6.5	4.0
Pension and postretirement benefits	4.9	4.1
Forward exchange contracts	7.2	17.1
Repairs and maintanence	3.1	6.8
Accrued contingent consideration	24.1	—
Other	24.6	24.6
Total accounts payable and accruals	$412.0	$430.9

9. Income Taxes

Income before income taxes was generated within the following jurisdictions:

	Year Ended December 31, 2009	2008	2007
United States	$161.2	$158.6	$ 78.6
Foreign	150.7	142.7	89.0
Total	$311.9	$301.3	$167.6

The provision for income taxes was as follows:

	Year Ended December 31, 2009	2008	2007
Current tax expense			
United States	$ 51.6	$ 55.3	$27.0
Foreign	56.5	50.9	35.6
Total current	108.1	106.2	62.6
Deferred tax (benefit) expense			
United States	(0.5)	1.1	1.6
Foreign	(6.5)	(3.7)	(3.3)
Total deferred	(7.0)	(2.6)	(1.7)
Total provision for income taxes	$101.1	$103.6	$60.9

($ in millions, except per share amounts)

The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to income before income taxes as a result of the following differences:

	Year Ended December 31,		
	2009	2008	2007
U.S Statutory rate	35.0%	35.0%	35.0%
(Decrease) increase in rates resulting from:			
Foreign operations	(4.1)%	(1.3)%	0.3%
State and local income taxes, net of U.S. tax	0.4%	0.4%	1.2%
Valuation allowances	1.2%	0.9%	0.2%
Export/manufacturing deductions	(0.5)%	(0.8)%	(1.0)%
Stock-based compensation	—	—	0.8%
Other	0.4%	0.2%	(0.2)%
Effective tax rate	32.4%	34.4%	36.3%

During the year ended December 31, 2009, we executed a corporate restructuring to facilitate our global cash management. In connection with the restructuring, we experienced a benefit in certain of our foreign tax jurisdictions, which reduced our effective tax rate by approximately 2.0 percentage points for the year ended December 31, 2009.

The Company adopted the provisions of ASC 740-10 (formally Interpretation No. 48, *Accounting for Uncertainty in Income Taxes)*, on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

	Year Ended December 31,		
	2009	2008	2007
Beginning balance	$ 2.4	$ 2.2	$ 2.1
Additions based on tax positions related to current year	0.5	0.3	0.2
Settlements	(0.2)	—	(0.2)
Foreign currency adjustments	0.1	(0.1)	0.1
Ending balance	$ 2.8	$ 2.4	$ 2.2

Included in the balance at December 31, 2009, is $0.5 of unrecognized tax benefits that, if recognized, would not affect the annual effective tax rate due to indemnification by our former parent company, Ingersoll Rand. These amounts are not expected to increase or decrease significantly during 2010. The Company's policy is to recognize accrued interest on estimated future required tax payments on unrecognized tax benefits as interest expense and any estimated tax penalties as operating expenses. Such amounts accrued at December 31, 2009, were not significant. Tax years that remain subject to examination by major tax jurisdiction follow:

Jurisdiction	Open Years
Brazil	2004 - 2008
Canada	2003 - 2008
France	2006 - 2008
Germany	2003 - 2008
India	2005 - 2008
Italy	2004 - 2008
Malaysia	2004 - 2008
Netherlands	2004 - 2008
Norway	2004 - 2008
United Kingdom	2005 - 2008
United States	2004 - 2008
Venezuela	2004 - 2008

($ in millions, except per share amounts)

Any material tax amounts due from examination of tax periods prior to October 2004 are subject to indemnification under an agreement with our former owner, Ingersoll Rand.

A summary of the tax effect of temporary differences that create the deferred tax accounts follows:

	December 31, 2009	December 31, 2008
Deferred tax liabilities		
Depreciation and amortization	$ 67.0	$ 65.8
Deferred tax assets		
Inventories and receivables	$ (9.0)	$ (6.7)
Foreign tax credit carryforward	(1.5)	—
Other accrued expenses	(22.9)	(12.2)
Tax net operating loss carryforwards	(12.3)	(7.2)
Pension and employee benefits	(39.6)	(45.8)
Total deferred tax assets	(85.3)	(71.9)
Valuation allowances	11.4	6.5
Net deferred tax assets	(73.9)	(65.4)
Total net deferred tax (assets) liabilities	$ (6.9)	$ 0.4
Presented in the balance sheet as:		
Current deferred tax assets	$(45.4)	$(22.5)
Non-current deferred tax liabilities	38.5	22.9
Total net deferred tax (assets) liabilities	$ (6.9)	$ 0.4

As of December 31, 2009, net operating loss carry forwards (NOLs) of approximately $37.0 were available to offset future taxable income in certain foreign subsidiaries. If not utilized, a portion of the foreign NOLs will begin to expire in 2010. Valuation allowances as of December 31, 2009, and December 31, 2008, of $11.4 and $6.5, respectively, have been recorded for NOLs and certain other deferred tax assets, for which it is more likely than not that the tax benefit will not be realized.

Management has decided to continue to permanently reinvest the unremitted earnings of its foreign subsidiaries and, therefore, no provision for U.S. federal or state income taxes has been provided on those foreign earnings. If any foreign earnings were distributed, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. As of December 31, 2009, accumulated undistributed foreign earnings amounted to $246.4.

We operate in numerous countries and tax jurisdictions around the world and no tax authority has audited any income tax return producing any significant tax adjustment since the Acquisition. However, there is no assurance that future tax audits will produce the same results. Management believes that it has provided adequate estimated liabilities for taxes based on its understanding of the tax laws and regulations in those countries.

10. Long-Term Debt

Senior Secured Credit Facility

On August 30, 2007, the Company and certain of its foreign subsidiaries entered into an Amended and Restated Senior Secured Credit Facility with a syndicate of lenders (the "Senior Secured Credit Facility"). The obligations of the Company under the Senior Secured Credit Facility are collateralized by mortgages on certain real and other property and have been guaranteed by the direct material domestic subsidiaries of the Company. The obligations of each foreign subsidiary borrower under the Senior Secured Credit Facility have been guaranteed by the Company, the direct material subsidiaries of such foreign subsidiary borrower and the direct material domestic subsidiaries of the Company.

($ in millions, except per share amounts)

The Senior Secured Credit Facility is a $500.0 revolving credit facility. Any principal amount outstanding under the revolving credit facility is due and payable in full at maturity on August 30, 2012. There were no borrowings outstanding and the Company had issued $167.8 million of letters of credit under the revolving credit facility at December 31, 2009.

Dollar-denominated revolving borrowings under the Senior Secured Credit Facility bear interest, at the Company's election, at either (a) a rate equal to an applicable margin ranging from 1.25% to 2.5%, depending on the Company's leverage ratio, plus a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs or (b) a rate equal to an applicable margin ranging from 0.25% to 1.5%, depending on the Company's leverage ratio plus a base rate determined by reference to the highest of (1) the rate that the administrative agent announces from time to time as its prime or base commercial lending rate, (2) the three month certificate of deposit rate plus ½ of 1% and (3) the federal funds rate plus ½ of 1%. Euro-denominated revolving borrowings under the Senior Secured Credit Facility bear interest at a rate equal to the applicable margin ranging from 1.25% to 2.5%, depending on the Company's leverage ratio, plus a EURIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowings for the interest period relevant to such borrowings adjusted for certain additional costs.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments at a rate ranging from 0.25% to 0.375% per annum depending on the Company's leverage ratio. The Company will also pay letter of credit fees equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit.

In general, the Senior Secured Credit Facility requires that certain net proceeds related to asset sales, incurrence of additional debt, casualty settlements and condemnation awards be used to pay down the outstanding balance. The Company may voluntarily prepay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, other than customary brokerage costs. The Senior Secured Credit Facility contains normal and customary covenants including the provision of periodic financial information, financial tests (including maximum net leverage and a minimum interest coverage ratio), and certain other limitations governing, among others, such matters as the Company's ability to incur additional debt, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make capital expenditures, engage in transactions with affiliates, make amendments to corporate documents that would be materially adverse to lenders, and pay dividends and distributions or repurchase capital stock. The Senior Secured Credit Facility also provides for customary events of default.

Senior Subordinated Notes

The Senior Subordinated Notes mature on November 1, 2014, and bear interest at a rate of 7⅜% per annum, which is payable semi-annually in arrears on May 1 and November 1 of each year. The Company may redeem any of the notes beginning on November 1, 2009, at a redemption price of 103.688% of their principal amount, plus accrued interest. The redemption price will decline each year after 2009 and will be 100% of their principal amount, plus accrued interest, beginning on November 1, 2012.

The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by the Company's direct material domestic subsidiaries and rank secondary to the Company's Senior Secured Credit Facility. The Senior Subordinated Notes contain customary covenants including certain limitations and restrictions on the Company's ability to incur additional indebtedness, create liens, pay dividends and make distributions in respect of capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries, enter into transactions with affiliates and effect consolidations or mergers.

The more restrictive covenant under the Senior Secured Credit Facility and the indenture governing the Senior Subordinated Notes allows dividends to be paid in any calendar year only to the extent of 5% of the proceeds from any public offering of stock since October 29, 2004. The Company may also repurchase and redeem its common stock in an aggregate amount not to exceed fifty percent of net income of the preceding year. Except during 2008 and 2009, repurchases and redemptions of common stock shall not exceed the sum of 50 percent of net income of the immediately preceding year plus $100 in each of those years.

($ in millions, except per share amounts)

Long-term debt consisted of the following:

	December 31, 2009	December 31, 2008
Senior subordinated notes	$370.0	$370.0
Other debt	0.1	0.3
Total debt	370.1	370.3
Less: current maturity	(0.1)	(0.2)
Total long-term debt	$370.0	$370.1

At December 31, 2009, the Company's total long-term debt principal maturities were $0.1 in 2010 and $370.0 in 2014.

11. Pension Plans

The U.S. defined benefit plan covering salaried and non-union hourly employees was frozen effective March 31, 1998. The plan was replaced with a defined contribution plan. The benefits for certain bargaining unit employees included in the defined benefit plan were not frozen. The Company's U.S. salaried plans generally provide benefits based on a final average earnings formula. The Company's U.S. hourly pension plans provide benefits under flat formulas. Non-U.S. plans provide benefits based on earnings and years of service.

Information regarding our pension plans follows:

	December 31, 2009	December 31, 2008
Change in projected benefit obligations		
Benefit obligation at beginning of the period	$334.6	$350.6
Service cost	6.4	7.5
Interest cost	20.1	22.2
Employee contributions	0.3	0.3
Expenses paid	(0.9)	(0.9)
Actuarial loss (gain)	23.2	(6.3)
Plan amendments	1.6	3.1
Settlements	(6.1)	—
Acquistions	—	12.1
Benefits paid	(20.7)	(20.2)
Foreign currency adjustments	13.0	(33.8)
Benefit obligation at end of the period	$371.5	$334.6
Change in plan assets		
Fair value at beginning of the period	$215.1	$298.7
Actual return on assets	40.8	(57.1)
Settlements	(6.1)	—
Acquistions	—	12.9
Company contributions	37.4	9.4
Employee contributions	0.3	0.3
Expenses paid	(0.9)	(0.9)
Benefits paid	(20.7)	(20.2)
Foreign currency adjustments	10.0	(28.0)
Fair value of assets at end of the period	$275.9	$215.1

($ in millions, except per share amounts)

	December 31, 2009	December 31, 2008
Amounts recognized in the balance sheet consist of:		
Current liabilities	$ 2.6	$ 2.5
Noncurrent liabilities	93.0	117.0
Total balance sheet liability	$ 95.6	$119.5
Amounts recognized in accumulated other comprehensive loss (income) consists of:		
Net actuarial loss	$ 65.0	$ 68.9
Prior service cost	3.7	3.0
Total	$ 68.7	$ 71.9

In 2008, the Company amended its Canadian defined benefit pension plan to discontinue the benefits. Accounting principles generally accepted in the United States of America require a portion of any prior service cost recognized in comprehensive income to be recognized in the statement of income when a curtailment occurs. These amounts were not material to the consolidated financial statements in 2008. During the three months ended March 31, 2009, the Company converted the plan to a defined contribution plan which was considered a plan settlement. The plan settlement required the Company to recognize a $1.3 settlement charge in the consolidated statement of income for the three months ended March 31, 2009. The settlement charge included approximately $0.4 of net actuarial losses previously recorded in accumulated other comprehensive income. The cash payment required to effect the plan conversion was $1.5.

Included in service cost and interest cost in the change in projected benefit obligations for 2008 is $0.6 and $1.7, respectively, associated with adjusting the measurement date of the benefit obligations to the date of our fiscal year end statement of financial position in accordance with ASC 715-10 (formerly FASB Statement No. 158).

	December 31, 2009	December 31, 2008
Weighted-average assumptions used for benefit obligations		
Discount rate		
U.S. plans	5.80%	6.10%
Non-U.S. plans	5.64%	6.28%
Rate of compensation increase		
U.S. plans	N/A	N/A
Non-U.S. plans	4.25%	3.73%

($ in millions, except per share amounts)

The components of the net pension expense and amounts recognized in other comprehensive (income) loss include the following:

	For Year Ended December 31,		
	2009	2008	2007
Net pension expense			
Service cost	$ 6.4	$ 6.9	$ 6.9
Interest cost	20.1	20.5	18.6
Expected return on plan assets	(18.3)	(23.2)	(21.9)
Amortization of net actuarial loss	3.9	0.3	—
Amortization of prior service cost	0.8	0.1	—
Plan Settlement	1.3	—	—
Net pension expense	14.2	4.6	3.6
Amounts recognized in other comprehensive (income) loss			
Net actuarial loss (gain)	0.8	74.1	(15.8)
Prior service cost	2.0	2.4	0.2
Amortization of net actuarial loss	(5.2)	(0.3)	—
Amortization of prior service cost	(0.8)	(0.1)	—
Total recognized in other comprehensive (income) loss	(3.2)	76.1	(15.6)
Total recognized	$ 11.0	$ 80.7	$ (12.0)
Weighted-average assumptions used for net periodic pension cost			
Discount rate			
U.S. plans	6.10%	6.10%	5.60%
Non-U.S. plans	6.28%	5.82%	4.94%
Rate of compensation increase			
U.S. plans	N/A	N/A	N/A
Non-U.S. plans	3.73%	4.27%	3.88%
Expected return on plan assets			
U.S. plans	8.50%	8.50%	8.50%
Non-U.S. plans	6.77%	6.53%	6.87%

The Company develops the assumed discount rate using available high quality bonds with maturities that approximately match the forecasted cash flow requirements of the pension plan.

The net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net pension expense over the next fiscal year is estimated to be $4.3.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	December 31,	
	2009	2008
Projected benefit obligation	$359.9	$263.4
Accumulated benefit obligation	337.4	256.9
Fair value of plan assets	264.6	151.6

($ in millions, except per share amounts)

Upon the adoption of ASC 715-10 (formerly FASB Statement No. 158) in 2008, the Company used an annual measurement date of December 31. The expected long-term rates of return on plan assets are determined as of the measurement date. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the long-term rates of return should reflect the rates of return on present investments and expected contributions to be received during the current year and on reinvestments over the period. The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred. The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plans' investment policy. Historical asset return trends for the larger plans are reviewed over fifteen, ten and five years. The Company reviews each plan and its historical returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.

The asset allocations of the Company's pension plans by asset category are as follows:

	Fair Value Measurements at December 31, 2009			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash and cash equivalents	$ 2.8	$ —	$ 2.8	$ —
U.S. equities	6.5	—	6.5	—
U.S. large-cap equities	53.8	53.8	—	—
U.S. small-cap value equities	8.8	8.8	—	—
U.S. small-cap growth equities	8.8	8.8	—	—
International equities	65.9	1.8	64.1	—
U.S. fixed income(1)	49.1	49.1	—	—
International fixed income(2)	30.6	—	30.6	—
Global asset allocations(3)	27.9	14.1	13.8	—
Insurance contracts(4)	21.7	—	—	21.7
Total	$275.9	$136.4	$117.8	$21.7

(1) U.S. Fixed Income: Includes investments in the broad fixed income market such as government and agency bonds, mortgage bonds, and corporate bonds. Duration of the bonds may range from short (e.g., three months or less) to very long (e.g., 12 years or longer). Credit quality of U.S. Fixed Income is generally high quality in nature (e.g., AAA to BBB) but can also include lower quality or high yield bonds (e.g., BB or lower). Common indices are the Barclays Aggregate and Citigroup Broad Investment Grade Index.

(2) International Fixed Income: Includes investments in the broad fixed income market such as government and corporate bonds. Duration of the bonds ranges up to 16.8 years. Credit quality of International Fixed Income is generally high quality in nature (e.g., AAA to A). Common indices are the FTSE UK Glits >15 Years, iBoxx £ Non-Gilts ex BBB 15 Year + and FTSE A Index-Linked > 5 Years.

(3) Global Asset Allocation: Broadly diversified strategy where investment managers have the capacity to invest in multiple asset classes and the ability to alter asset class allocations with agreed tolerances. There is no common index for this asset class and typically a blended index of equities and fixed income is utilized, ex. 60% S&P 500/40% Barclays Aggregate.

(4) Insurance Contract: Provided by insurance companies that pay benefits to retirees.

($ in millions, except per share amounts)

A reconciliation of the fair values measurements of plan assets using significant unobservable inputs from the beginning of the year to the end of the year is as follows:

	Insurance Contracts
Balance, December 31, 2008	$17.0
Actual return on assets	1.0
Company contributions	1.9
Foreign exchange	3.2
Benefit payments	(0.7)
Settlements	(0.7)
Balance, December 31, 2009	$21.7

The Company's investment objectives in managing its defined benefit plan assets are to provide reasonable assurance that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long-term, maximizes the ratio of the plan assets to liabilities, while minimizing the present value of required Company contributions at the appropriate levels of risk; and to meet any statutory requirements, laws and local regulatory agencies' requirements. Key investment decisions involving asset allocations, investment manager structure, investment managers, investment advisors and trustees or custodians are reviewed regularly. An asset liability modeling study is used as the basis for aggregated asset allocation decisions and updated approximately every five years or as required. The Company's current global asset allocation strategy for its pension plans is 60% in equity securities and 40% in debt securities and cash excluding those assets in non-US plans required by regulation to be in insurance contracts or other similar assets. The Company sets upper limits and lower limits of plus or minus 5%. The rebalancing strategy is reviewed quarterly if cash flows are not sufficient to rebalance the plans and appropriate action is taken to bring the plans within the strategic allocation ranges.

The Company's policy is to contribute the amount necessary to maintain benefits under the Pension Protection Act of 2006, and additional amounts in our discretion up to the limitations imposed by the applicable tax codes. The Company currently projects that it will contribute approximately $6.0 to its funded plans worldwide in 2010.

Pension benefit payments, which reflect future service, as appropriate, are expected to be paid as follows: $20.1 in 2010, $19.4 in 2011, $21.0 in 2012, $22.0 in 2013, $23.0 in 2014 and $127.0 for the years 2015 to 2019.

Defined Contribution Plans

Most of the Company's U.S. employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and were $13.6 for the year ended December 31, 2009, $12.9 for 2008, and $12.1 for 2007. The Company's costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were approximately $3.2 for the year ended December 31, 2009, $1.7 for 2008, and $0.8 for 2007.

12. Post-retirement Benefits other than Pensions

The Company sponsors post-retirement plans that cover certain eligible U.S. employees that provide for certain healthcare and life insurance benefits. Post-retirement health plans generally are contributory and the amounts are adjusted annually. An eligible retiree's healthcare benefit coverage is coordinated with Medicare. The Company funds the post-retirement benefit costs principally on a pay-as-you-go basis. Post-retirement life insurance plans are non-contributory. In 1997, post-retirement benefit plans for salaried and non-union hourly employees were amended to eliminate medical and life benefit coverage for all future retirees except for grandfathered employees.

In connection with a new collective bargaining agreement ratified by our represented employees at our Olean, NY, facility on March 31, 2008, certain changes were made to retiree medical benefits for employees covered by the agreement. Employees who did not meet certain age and service criteria on April 1, 2008, were paid a lump sum totaling $6.4 in May 2008 calculated based on years of service in lieu of receiving future retiree medical benefits, resulting in a curtailment amendment. The retiree medical benefits for those employees who met certain age and service criteria were amended to

($ in millions, except per share amounts)

provide certain additional benefits. The net effect of these amendments of $3.6 was recognized during the three months ended March 31, 2008, as a credit to other comprehensive income, which is being amortized into the statement of income over the three year term of the agreement. The above changes were in addition to the elimination of prescription drug benefits effective February 1, 2007, for Medicare eligible participants for the represented employees at our Olean, NY, facility. That amendment was recognized during the three months ended March 31, 2007, in other comprehensive income and resulted in negative prior service cost. Accounting principles generally accepted in the United States of America require a portion of any prior service cost recognized in other comprehensive income to be recognized in the statement of income when a curtailment occurs. Accordingly, the Company recognized a $7.2 curtailment amendment in the statement of income for the three months ended March 31, 2008, representing the unamortized balance of the 2007 plan amendment at that date, because no future service is required to be entitled to benefits. Also, under accounting principles generally accepted in the United States of America, the payment of the $6.4 lump sum in May 2008 was considered a partial settlement that required the Company to recognize approximately $1.8 of net actuarial losses included in accumulated other comprehensive income in the statement of income for the three months ended June 30, 2008. The net amounts related to changes in retiree medical benefits for these represented employees of $5.4 was recognized in the statement of income for the year ended December 31, 2008.

Summary information on the Company's plans was as follows:

	December 31,	
	2009	2008
Change in benefit obligations		
Benefit obligation at beginning of the period	$ 17.2	$ 29.4
Service cost	—	0.3
Interest cost	1.0	1.4
Benefits paid	(0.5)	(0.4)
Actuarial losses (gains)	1.1	(1.7)
Plan amendments	(2.6)	(5.4)
Settlement payment	—	(6.4)
Unfunded benefit obligation at end of the period and balance sheet liability	$ 16.2	$ 17.2
Amounts recognized in the balance sheet:		
Current liabilities	$ 0.9	$ 0.6
Noncurrent liabilities	15.3	16.6
Total balance sheet liability	$ 16.2	$ 17.2
Amounts recognized in accumulated other comprehensive income:		
Net actuarial loss	$ 5.0	$ 4.9
Net prior service credit	(11.6)	(17.0)
Total	$ (6.6)	$(12.1)

The net actuarial loss and prior service credit for the post-retirement benefit plans other than pensions that will be amortized from accumulated other comprehensive income into net post-retirement benefit income over the next fiscal year is estimated to be $7.9.

Benefit payments for post-retirement benefits, which reflect future service and are net of expected Medicare Part D subsidy, as appropriate, are expected to be paid as follows: $0.9 in 2010, $0.9 in 2011, $1.1 in 2012, $1.3 in 2013, $1.6 in 2014 and $6.5 in the aggregate for the years 2015 to 2019. As a result of the Medicare Part D subsidy, we expect our 2015 to 2018 retiree medical benefit payments to be approximately $0.2 lower than they otherwise would have been as a result of the Medicare Act.

For 2007, the Company used an annual measurement date of November 30 for all of its post-retirement benefit plans. Upon the adoption of ASC 715-10 (formerly FASB Statement No. 158) in 2008, the Company began using an annual measurement date of December 31.

($ in millions, except per share amounts)

The components of the net post-retirement benefit (income) cost and amounts recognized in other comprehensive loss (income) were as follows:

	Year Ended December 31,		
	2009	2008	2007
Net post-retirement benefits (income) cost			
Service cost	$ —	$ 0.2	$ 1.4
Interest cost	1.0	1.3	2.4
Amortization of			
Net prior service credit	(8.0)	(7.4)	(0.7)
Net actuarial loss (gain)	1.0	(0.1)	0.1
Curtailment amendment/partial settlement	—	(5.4)	—
Total post-retirement benefits (income) cost	(6.0)	(11.4)	3.2
Amounts recognized as other comprehensive loss (income)			
Adoption of ASC 715-10 (formerly, FASB Statement No. 158)	—	0.4	—
Net actuarial loss (gain)	1.1	(1.7)	2.5
Curtailment amendment/partial settlement	—	5.4	(18.6)
Plan amendments	(2.6)	(5.4)	(8.2)
Amortization of			
Net prior service credit	8.0	7.4	0.7
Net actuarial (loss) gain	(1.0)	0.1	(0.1)
Total recognized in comprehensive loss (income)	5.5	6.2	(23.7)
Total recognized	$(0.5)	$ (5.2)	$(20.5)

	Year Ended December 31,		
	2009	2008	2007
Weighted-average assumptions used to determine benefit obligations at December 31			
Discount rate	5.70%	6.10%	6.20%
Measurement date	12/31/09	12/31/08	11/30/07
Weighted-average assumptions used to determine net periodic benefit cost (income) for years ended December 31			
Discount rate	6.10%	6.20%	5.70%
Discount rate at remeasurement date	N/A	6.60%	N/A
Measurement date	12/31/08	11/30/2007	11/30/06
Remeasurement date	N/A	04/01/08	N/A
Assumed health care cost trend rates			
Current year trend rate	9.00%	9.00%	10.00%
Ultimate trend rate	4.75%	4.75%	5.00%
Year that the rate reaches the ultimate trend rate			
Benefit obligations at end of period	2031	2031	2013
Net periodic benefit cost for the year	2031	2013	2012

The Company selects the assumed discount rate using available high quality bonds with maturities that match the forecasted cash flow of the plan.

A 1% change in the medical trend rate assumed for post-retirement benefits would have the following effects as of and for the year ended December 31, 2009:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$0.1	$(0.1)
Effect on postretirement benfit obligations	1.5	(1.4)

13. Share Repurchase

On April 8, 2008, the Company's Board of Directors authorized the repurchase of up to $150.0 of the Company's common stock which was approximately five percent of the Company's outstanding shares. During the year ended December 31, 2008, the Company purchased 4,110,754 shares at an average price of $36.51 per share for a total purchase price of approximately $150.

14. Financial Instruments

Financial assets accounted for at fair value are included in other current assets and financial liabilities accounted for at fair value are included in accounts payable and accruals on the consolidated balance sheet. The following table sets forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Year Ended December 31,	
	2009	2008
Foreign currency exchange contracts assets	$5.9	$25.4
Foreign currency exchange contracts liabilities	$7.2	$17.1

The net foreign currency (losses) gains recognized for forward currency contracts were $(11.1), $9.1, and $(1.4) for the years ended December 31, 2009, 2008 and 2007, respectively, and were included in other income (expense), net.

The carrying value of cash, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of debt obligations as determined by quoted market prices as of December 31, 2009, was approximately $367.9.

15. Commitments and Contingencies (€ in millions)

Dresser-Rand (UK) Limited, one of our wholly-owned indirect subsidiaries, was involved in litigation initiated on June 1, 2004, in the High Court of Justice, Queens Bench Division, Technology and Construction Court in London, England, (the Court) with Maersk Oil UK Limited over alleged defects in performance of certain compressor equipment sold by Dresser-Rand (UK) Limited in 1998. The claimant sought damages of approximately $16.0. Witness testimony concluded in December 2006 and a decision was issued at the end of March 2007. In that decision, the Court awarded Maersk approximately $3.5 or $0.3 in excess of amounts the Company previously recorded as an accrued liability for this litigation, including, $1.1 recorded as operating expense during 2006. In addition, the award exceeded the amount previously offered by Maersk to settle the litigation. As a result, under U.K. laws, Maersk requested reimbursement of certain costs of $4.5 plus interest thereon and interest on the award. The Company reached full and final settlement of all costs and interests with Maersk Oil UK Limited during 2007. The settlement resulted in additional charges being recorded during 2007 related to resolving this litigation of $6.6, of which $4.4 was recorded as operating expense and $2.2 was recorded as interest expense.

We are involved in various litigation, claims and administrative proceedings, arising in the normal course of business. Amounts recorded for identified contingent liabilities are estimates, which are regularly reviewed and adjusted to reflect additional information when it becomes available. We are indemnified by our former owner, Ingersoll Rand Company Limited, for certain of these matters as part of Ingersoll Rand's sale of the Company. While adverse decisions in certain of these litigation matters, claims and administrative proceedings could have a material effect on a particular period's results of operations, subject to the uncertainties inherent in estimating future costs for contingent liabilities and the benefit of the indemnity from Ingersoll Rand, management believes that any future

($ in millions, except per share amounts)

accruals, with respect to these currently known contingencies, would not have a material effect on the financial condition, liquidity or cash flows of the Company.

Of the litigation pending, two separate tort claims have been brought against the Company and others in 2008, with one brought in the Court of Queens Bench Alberta, Judicial District of Calgary, Canada by Talisman Energy Inc. and others and one brought in the Prakhanong Provincial court, Thailand by Kaona Power Supply Co. Ltd., alleging, among other matters, defects and negligence in connection with the manufacture, testing, installation and commissioning of certain new units and claiming damages in the aggregate of approximately $30.0 plus pre-judgment interest and costs, although the evidence currently does not support damage claims in excess of $16.0. While damages are a possibility, the Company shall vigorously defend these lawsuits, including by asserting its contractual limitation of liability and agreement to exclude consequential damages. Moreover, the Company is asserting rights it believes it has to insurance coverage with respect to these two claims.

In November of 2007, Local 313 of IUE-CWA, the union that represents certain employees at the Company's Painted Post facility (the "IUE") made an offer to have its striking members return to work under the terms of the previously expired union agreement. The Company rejected that offer and a lockout of the represented employees commenced. Approximately one week later, after reaching an impasse in negotiations, the Company exercised its right to implement the terms of its last contract offer, ended the lockout, and the employees represented by the IUE agreed to return to work under the implemented terms. Subsequently, the IUE filed several unfair labor practice ("ULP") charges against the Company with Region 3 of the National Labor Relations Board ("NLRB"), asserting multiple allegations arising from the protracted labor dispute, its termination, contract negotiations and related matters.

Region 3 of the NLRB decided to proceed to complaint on only one-third of the ULP allegations asserted by the IUE, while the remaining claims were dismissed. Notably, the NLRB found that many of the critical aspects of the Company's negotiations with the IUE were handled appropriately, including, the NLRB's findings that the Union's strike was not an unfair labor practice strike and the Company's declaration of impasse and its unilateral implementation of its last offer were lawful.

The claims that proceeded to complaint before the NLRB included the Company's handling of the one week lockout, the negotiation of the recall process used to return employees to the facility after reaching impasse and lifting the lockout, and the termination of two employees who engaged in misconduct on the picket line during the strike. The trial of this matter took place before a NLRB Administrative Law Judge (the "ALJ") in Elmira and Painted Post, N.Y. during the summer of 2009. On January 29, 2010, the ALJ issued a decision in an administrative hearing which found in favor of the union on some issues and upheld the Company's position on others. The Company continues to believe it complied with the law with respect to these allegations. While management believes it should ultimately prevail with respect to these ULP allegations, several levels of appeal may be necessary. The Company anticipates that any impact arising from the ULPs will not have a material adverse effect on the Company's financial condition. The litigation process, including appeals if elected by either party, could reasonably take 3 to 5 years and potentially even longer to resolve with finality.

During the three months ended September 30, 2009, the Company received notification from the current plan trustees of one of its subsidiaries' pension plans in the United Kingdom that sex equalization under the plan may have been achieved later than originally expected. The third-party trustee at the time action was taken believes that it had taken the appropriate steps to properly amend the plan as originally expected. The Company has accrued $4.9 to address contingent exposure regarding this dispute related to a period in the 1990's over potential unequal treatment of men and women under the pension plan and is exploring its rights against others.

On December 28, 2007, the Company closed a lease transaction including a committed line of credit of up to €23 (approximately $33) that is being used to fund construction of a new compressor testing facility (the "Facility") in close proximity to the Company's operation in France. The Company began leasing the Facility in January 2010 and is required to pay rent during the initial base term of the lease in an amount equal to the aggregate amount of interest payable by the lessor on the outstanding principal amount of the debt incurred by the lessor. Interest is generally determined by reference to the EURIBOR Rate plus an applicable margin of between 1.25% and 2.50% .

The initial base term of the lease expires in February 2015. At maturity, the Company may either terminate or, subject to the mutual agreement, extend the lease. The Company may purchase the Facility at any time for the amount

($ in millions, except per share amounts)

of the lessor's debt outstanding, including upon maturity of the lease. If the lease is terminated, the Company has guaranteed that the lessor will receive at least 80% of the cost of the Facility upon the sale of the Facility. The Company anticipates that the lease will mature in 2015.

The operating lease contains representations, warranties and covenants typical of such leases. Any event of default could accelerate the Company's payment obligations under the terms of the lease.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense relating to these leases was approximately $18.1, $17.5 and $16.5 for the years ended December 31, 2009, 2008 and 2007, respectively. Minimum lease payments required under non-cancelable operating leases at December 31, 2009, with terms in excess of one year for the next five years and thereafter are as follows: $15.1 in 2010, $12.1 in 2011, $8.9 in 2012, $5.7 in 2013, $4.0 in 2014, and $6.2 in 2015 and thereafter.

16. Warranties

We maintain a product warranty liability that represents estimated future claims for equipment, parts and services covered during a warranty period. A warranty liability is provided at the time of revenue recognition based on historical experience and is adjusted as required.

The following table represents the changes in the product warranty liability:

	Year Ended December 31,		
	2009	2008	2007
Beginning balance	$ 37.0	$ 28.5	$ 23.4
Acquisitions	—	1.1	—
Provision for warranties issued during period	21.2	29.1	18.9
Adjustments to warranties issued in prior periods	(0.5)	4.1	2.6
Payments during the period	(19.6)	(23.1)	(17.9)
Foreign currency adjustments	1.1	(2.7)	1.5
Ending balance	$ 39.2	$ 37.0	$ 28.5

17. Incentive Stock-Based Compensation Plans

On May 13, 2008, the Company's stockholders approved the 2008 Stock Incentive Plan (the "2008 Plan"). The Plan enables the Compensation Committee of the Board of Directors to award incentive and non qualified stock options, stock appreciation rights, shares of common stock, restricted stock, restricted stock units and incentive bonuses (which may be paid in cash or stock or a combination thereof), any of which may be performance-based, with vesting and other award provisions, to Company employees (including officers) and other service providers. The Nominating and Governance Committee has similar rights with respect to non-employee directors. The maximum number of shares that may be issued under the Plan is 6,000,000. The 2008 Plan replaces all prior plans and is the sole plan for providing future grants of equity-based incentive compensation to eligible employees, non-employee directors and service providers. Expense for grants to employees under the 2005 Stock Incentive Plan, as amended, the 2005 Directors Stock Incentive Plan, as amended, and the 2008 plan as applicable was $12.0 for 2009, $6.9 for 2008 and $4.5 for 2007. At December 31, 2009, 4,866,230 shares were available for future grants and total unrecognized deferred stock compensation expected to be recognized over the remaining weighted average vesting periods of 2.3 years for outstanding employee grants was $26.1. The Company currently expects to issue new shares upon exercise of options and vesting of restricted stock units.

($ in millions, except per share amounts)

The following table summarizes option and stock appreciation right activity during 2009, 2008 and 2007:

	Shares	Weighted-average Exercise Price
Balance, December 31, 2007	1,097,059	$25.47
Granted	158,194	$30.94
Excercised	(64,955)	$21.94
Forfeited	(15,765)	$26.94
Expired	(2,225)	$25.18
Balance, December 31, 2008	1,172,308	$26.37
Granted	517,152	$21.98
Excercised	(112,232)	$23.18
Forfeited	(48,563)	$25.57
Expired	(12,037)	$25.40
Balance, December 31, 2009	1,516,628	$25.16
Excerisable December 31, 2007	139,184	$22.34
Excerisable December 31, 2008	248,814	$24.82
Excerisable December 31, 2009	400,123	$26.56

The weighted-average grant date fair value per share of options and stock appreciation rights granted to employees during the year ended December 31, 2009, 2008 and 2007, was $12.40, $12.06, and $10.74, respectively. The total intrinsic value of options exercised during the year ended December 31, 2009, was approximately $0.8. The total intrinsic value of options and stock appreciation rights outstanding at December 31, 2009 was $10.4.

The options and stock appreciation rights granted have a 10 year contract term. Those granted in 2009 and 2008 vest over a four year period.

The Company estimates the fair value of stock options and stock appreciation rights using a Black-Scholes option valuation model, consistent with ASC 718-10 (formally Statement No. 123(R) and *SEC Staff Accounting Bulletin No. 107).* Key inputs and assumptions used to estimate the fair value of stock options and stock appreciation rights include the grant price of the award, the expected option term, volatility of the Company's stock, the risk-free rate and the Company's dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. The following table presents the weighted-average grant date assumptions used to estimate the fair value of options and stock appreciation rights granted.

	2009	2008	2007
Option term (years)	5.4	5.5	5.7
Volatility	57.7%	39.9%	34.5%
Risk-free interest rate (zero coupon US Treasury note)	2.07%	0.88%	4.75%
Dividend yield	—	—	—

The option term is the number of years that the company estimates that options will be outstanding prior to exercise after vesting. Volatility is based on the estimated daily price changes of the Company's stock over the expected option term. Both of these estimates are based on similarly situated companies since the Company does not have sufficient actual experience on which to base such estimates.

($ in millions, except per share amounts)

The following table summarizes employee shares and share unit's activity during 2009, 2008 and 2007 and grant date fair values:

	Shares	Weighted-Average Grant Price
Nonvested at December 31, 2007	401,357	$25.92
Granted	246,662	$33.42
Vested	(109,327)	$25.09
Forfeited	(17,093)	$28.97
Nonvested at December 31, 2008	521,599	$29.40
Granted	579,570	$21.81
Vested	(158,964)	$29.16
Forfeited	(33,371)	$25.37
Nonvested at December 31, 2009	908,834	$24.77

The Company also grants shares and share units to Directors. Those granted in 2009 vest after a one year period. Those granted in 2008 and 2007 vest over three years. The total fair value of the 35,186 shares granted in 2009 at the grant dates was $0.7, the 21,661 shares granted in 2008 at the grant dates was $0.8, and the 17,340 shares and units granted in 2007 was $0.5. At December 31, 2009, the total intrinsic value of 35,437 unvested shares was $0.5.

18. Significant Clients and Concentration of Credit Risk

The Company supplies equipment and services to the oil and gas industry, which is comprised of a relatively small number of consumers. Within any given year, sales can vary greatly due to the large projects that might be underway with any given oil and gas producer. During the years ended December 31, 2009, 2008, and 2007, no one customer comprised more than 10% of sales.

The Company has operations and or does business in various countries outside the United States. It is possible that political instability, foreign currency devaluations or other unanticipated adverse events could materially affect the operations of the Company.

19. Other (Expense) Income

Other (expense) income includes the following:

	Year Ended December 31,		
	2009	2008	2007
Foreign currency gains (losses)	$ 7.3	$(15.6)	$ 6.9
(Loss) gain on forward exchange contracts	(11.1)	9.1	(1.4)
Gain on sale of investment	—	—	2.3
Net loss from equity investment	(1.2)	—	—
Other	0.1	(0.3)	(0.5)
Total other (expense) income, net	$ (4.9)	$ (6.8)	$ 7.3

20. Segment Information:

We have two reportable segments based on the engineering and production processes, and the products and services provided by each segment as follows:

1) New units are highly engineered solutions to new requests from clients. The segment includes engineering, manufacturing, sales and administrative support.

2) Aftermarket parts and services consist of aftermarket support solutions for the existing population of installed equipment. The segment includes engineering, manufacturing, sales and administrative support.

($ in millions, except per share amounts)

Unallocated amounts represent expenses and assets that cannot be assigned directly to either reportable segment because of their nature. Unallocated net expenses include certain corporate expenses, research and development expenses and the curtailment amendment / partial settlement. Assets that are directly assigned to the two reportable segments are trade accounts receivable, net inventories, and goodwill. Unallocated assets include cash, prepaid expenses, deferred taxes, property, plant and equipment, and intangible assets.

	Year Ended December 31,		
	2009	2008	2007
Revenues			
New units	$1,258.8	$1,202.7	$ 813.5
Aftermarket parts and services	1,030.8	992.0	851.5
Total revenues	$2,289.6	$2,194.7	$1,665.0
Operating income			
New units	$ 169.0	$ 131.9	$ 56.4
Aftermarket parts and services	264.7	276.7	213.8
Unallocable	(85.1)	(71.1)	(73.1)
Total operating income	$ 348.6	$ 337.5	$ 197.1
Depreciation and amortization			
New units	$ 27.7	$ 28.2	$ 26.4
Aftermarket parts and services	23.8	20.6	22.9
Total depreciation and amortization	$ 51.5	$ 48.8	$ 49.3
Goodwill			
New units	$ 157.0	$ 133.7	$ 131.6
Aftermarket parts and services	329.0	295.4	315.9
Total goodwill	$ 486.0	$ 429.1	$ 447.5
Total assets (including goodwill)			
New units	$ 356.0	$ 352.4	$ 315.0
Aftermarket parts and services	767.7	765.8	697.8
Unallocable	1,026.5	934.0	938.1
Total assets	$2,150.2	$2,052.2	$1,950.9
Revenues by destination			
North America	$ 865.2	$ 901.1	$ 693.0
Latin America	239.4	251.3	218.6
Europe	430.1	538.4	300.2
Asia-Pacific	380.3	263.0	202.9
Middle East, Africa	374.6	240.9	250.3
Total revenues	$2,289.6	$2,194.7	$1,665.0
Long-lived assets by geographic area			
North America	$ 178.9	$ 166.3	$ 149.3
Latin America	4.6	3.6	3.7
Europe	75.7	72.0	54.7
Asia-Pacific	9.7	8.4	9.0
Middle East, Africa	—	—	—
Total long-lived assets	$ 268.9	$ 250.3	$ 216.7

For the year ended December 31, 2009, there were no sales to clients in countries outside the U.S. that exceeded 5.0% of total revenues. For the year ended December 31, 2008, sales to clients in Norway were 11.0% of total revenues.

($ in millions, except per share amounts)

For the year ended December 31, 2007, sales to clients in Brazil were 5.1% of total revenues. No other sales to clients within individual countries outside the United States exceeded 5% of the total revenues in any year presented.

21. Selected Unaudited Quarterly Financial Data:

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total revenues	$508.9	$606.1	$612.1	$562.5
Gross profit	137.1	170.0	182.2	168.2
Net income	34.5	60.3	74.6	41.4
Net income per share				
Basic	0.42	0.74	0.91	0.51
Diluted	0.42	0.74	0.91	0.50

	Three Months Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total revenues	$363.8	$541.2	$543.9	$745.8
Gross profit	105.7	150.0	157.4	205.5
Net income	27.2	46.7	46.8	77.0
Net income per share-basic and diluted	0.32	0.55	0.57	0.94

22. Supplemental Cash Flow Information:

	Year Ended December 31,		
	2009	2008	2007
Cash paid for interest, net of amounts capitalized	$ 30.0	$ 33.0	$36.8
Cash paid for income taxes, net of refunds	122.4	100.4	71.1

23. Supplemental guarantor financial information:

The following wholly owned subsidiaries guaranteed the Company's senior subordinated notes on a full, unconditional and joint and several basis: Dresser-Rand LLC, Dresser-Rand Power LLC, Dresser-Rand Company, Dresser-Rand Steam LLC and Dresser-Rand Global Services, LLC (collectively, the "Subsidiary Guarantors").

The following condensed consolidating and combining financial information of the Issuer, Subsidiary Guarantors and Subsidiary Non-Guarantors presents the balance sheets as of December 31, 2009 and 2008 and statements of operations and cash flows, for the years ended December 31, 2009, 2008 and 2007. The condensed consolidating financial information presents investments in consolidated subsidiaries using the equity method of accounting.

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2009

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$1,354.1	$1,105.6	$(170.1)	$2,289.6
Cost of sales	—	962.7	804.0	(134.6)	1,632.1
Gross profit	—	391.4	301.6	(35.5)	657.5
Selling and administrative expenses	139.2	60.5	121.9	(34.3)	287.3
Research and development expenses	—	17.7	2.6	—	20.3
Plan settlement/curtailment amendment	—	—	1.3	—	1.3
(Loss) income from operations	(139.2)	313.2	175.8	(1.2)	348.6
Equity earnings in affiliates	285.4	14.8	—	(300.2)	—
Interest expense, net	(31.0)	—	(0.8)	—	(31.8)
Intercompany interest and fees	23.7	(7.0)	(16.7)	—	—
Other income (expense), net	2.7	(0.4)	(7.2)	—	(4.9)
Income before income taxes	141.6	320.6	151.1	(301.4)	311.9
(Benefit) provision for income taxes	(69.2)	120.1	50.2	—	101.1
Net income	$ 210.8	$ 200.5	$ 100.9	$(301.4)	$ 210.8

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2008

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$1,320.1	$1,029.8	$(155.2)	$2,194.7
Cost of sales	—	960.4	747.1	(131.4)	1,576.1
Gross profit	—	359.7	282.7	(23.8)	618.6
Selling and administrative expenses	125.9	59.2	110.6	(21.9)	273.8
Research and development expenses	—	11.7	1.0	—	12.7
Curtailment amendment/partial settlement	—	(5.4)	—	—	(5.4)
(Loss) income from operations	(125.9)	294.2	171.1	(1.9)	337.5
Equity earnings in affiliates	280.1	6.7	—	(286.8)	—
Interest (expense) income, net	(31.4)	0.2	1.8	—	(29.4)
Intercompany interest and fees	18.4	4.0	(22.4)	—	—
Other income (expense), net	2.2	(2.9)	(6.1)	—	(6.8)
Income before income taxes	143.4	302.2	144.4	(288.7)	301.3
(Benefit) provision for income taxes	(54.3)	110.3	47.6	—	103.6
Net income	$ 197.7	$ 191.9	$ 96.8	$(288.7)	$ 197.7

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$1,115.9	$679.9	$(130.8)	$1,665.0
Cost of sales	—	860.7	471.6	(116.2)	1,216.1
Gross profit	—	255.2	208.3	(14.6)	448.9
Selling and administrative expenses	114.0	52.3	90.4	(17.7)	239.0
Research and development expenses	—	12.6	0.2	—	12.8
(Loss) income from operations	(114.0)	190.3	117.7	3.1	197.1
Equity earnings in affiliates	174.8	1.5	—	(176.3)	—
Interest expense, net	(35.1)	(0.4)	(1.3)	—	(36.8)
Intercompany interest and fees	28.0	(1.7)	(26.3)	—	—
Other income (expense), net	7.6	(1.7)	1.4	—	7.3
Income before income taxes	61.3	188.0	91.5	(173.2)	167.6
(Benefit) provision for income taxes	(45.4)	72.9	33.4	—	60.9
Net income	$ 106.7	$ 115.1	$ 58.1	$(173.2)	$ 106.7

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2009

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Assets					
Cash and cash equivalents	$ 57.6	$ —	$ 165.6	$ —	$ 223.2
Accounts receivables, net	—	126.4	163.4	—	289.8
Inventories, net	—	215.0	147.0	(9.0)	353.0
Prepaid expenses and deferred income taxes	33.4	2.2	34.7	—	70.3
Total current assets	91.0	343.6	510.7	(9.0)	936.3
Investment in affiliates	1,911.9	64.6	—	(1,976.5)	—
Property, plant, and equipment, net	—	171.2	97.7	—	268.9
Intangible assets, net	—	436.5	480.4	—	916.9
Other assets	26.1	0.7	1.3	—	28.1
Total assets	$2,029.0	$1,016.6	$1,090.1	$(1,985.5)	$2,150.2
Liabilities and Stockholders' Equity					
Accounts payable and accruals	$ (90.9)	$ 306.3	$ 369.9	$ —	$ 585.3
Loans payable	—	0.1	—	—	0.1
Total current liabilities	(90.9)	306.4	369.9	—	585.4
Long-term debt	370.0	—	—	—	370.0
Intercompany accounts	717.0	(756.7)	39.7	—	—
Other noncurrent liabilities	20.3	86.5	75.4	—	182.2
Total liabilities	1,016.4	(363.8)	485.0	—	1,137.6
Common stock	0.8	—	—	—	0.8
Other stockholders' equity	1,011.8	1,380.4	605.1	(1,985.5)	1,011.8
Total stockholders' equity	1,012.6	1,380.4	605.1	(1,985.5)	1,012.6
Total liabilities and stockholders' equity	$2,029.0	$1,016.6	$1,090.1	$(1,985.5)	$2,150.2

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2008

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Assets					
Cash and cash equivalents	$ 26.5	$ —	$120.6	$ —	$ 147.1
Accounts receivable, net	—	166.8	199.4	0.1	366.3
Inventories, net	—	233.7	102.5	(7.7)	328.5
Prepaid expenses and deferred income taxes	23.1	3.7	39.3	(0.2)	65.9
Total current assets	49.6	404.2	461.8	(7.8)	907.8
Investment in affiliates	1,668.3	65.6	—	(1,733.9)	—
Property, plant, and equipment, net	—	159.8	90.5	—	250.3
Intangible assets, net	—	445.3	425.4	—	870.7
Other assets	20.4	1.2	1.8	—	23.4
Total assets	$1,738.3	$1,076.1	$979.5	$(1,741.7)	$2,052.2
Liabilities and Stockholders' Equity					
Accounts payable and accruals	$ (55.9)	$ 416.9	$375.1	$ —	$ 736.1
Loans payable	—	0.2	—	—	0.2
Total current liabilities	(55.9)	417.1	375.1	—	736.3
Long-term debt	370.0	0.1	—	—	370.1
Intercompany accounts	660.7	(712.4)	51.7	—	—
Other noncurrent liabilities	3.3	125.9	56.4	—	185.6
Total liabilities	978.1	(169.3)	483.2	—	1,292.0
Common stock	0.8	—	—	—	0.8
Other stockholders' equity	759.4	1,245.4	496.3	(1,741.7)	759.4
Total stockholders' equity	760.2	1,245.4	496.3	(1,741.7)	760.2
Total liabilities and stockholders' equity	$1,738.3	$1,076.1	$979.5	$(1,741.7)	$2,052.2

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$(88.5)	$ 138.4	$ 79.9	$—	$129.8
Cash flows from investing activities:					
Capital expenditures	—	(27.4)	(13.7)	—	(41.1)
Proceeds from sale of property, plant and equipment	—	1.2	—	—	1.2
Acquisitions	(12.7)	—	—	—	(12.7)
Other investments	(10.0)	—	—	—	(10.0)
Net cash used in investing activities	(22.7)	(26.2)	(13.7)	—	(62.6)
Cash flows from financing activities:					
Proceeds from exercise of stock options	2.1	—	—	—	2.1
Payments of long-term debt	—	(0.2)	—	—	(0.2)
Change in intercompany accounts	140.2	(112.0)	(28.2)	—	—
Net cash provided by (used in) financing activities	142.3	(112.2)	(28.2)	—	1.9
Effect of exchange rate changes on cash and cash equivalents	—	—	7.0	—	7.0
Net increase in cash and equivalents	31.1	—	45.0	—	76.1
Cash and cash equivalents, beginning of period	26.5	—	120.6	—	147.1
Cash and cash equivalents, end of period	$ 57.6	$ —	$165.6	$—	$223.2

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$(121.3)	$ 273.8	$ 82.3	$—	$ 234.8
Cash flows from investing activities:					
Capital expenditures	—	(32.8)	(7.4)	—	(40.2)
Proceeds from sale of property, plant and equipment	—	0.1	0.2	—	0.3
Other Investment	(5.0)	—	—	—	(5.0)
Acquisitions	(91.4)	—	—	—	(91.4)
Net cash used in investing activities	(96.4)	(32.7)	(7.2)	—	(136.3)
Cash flows from financing activities:					
Proceeds from exercise of stock options	1.4	—	—	—	1.4
Payments of long-term debt	—	(0.2)	—	—	(0.2)
Repurchase of common stock	(150.2)	—	—	—	(150.2)
Excess tax benefits from share-based compensation	—	0.4	—	—	0.4
Change in intercompany accounts	322.3	(241.3)	(81.0)	—	—
Net cash provided by (used in) financing activities	173.5	(241.1)	(81.0)	—	(148.6)
Effect of exchange rate changes	—	—	(9.0)	—	(9.0)
Net decrease in cash and equivalents	(44.2)	—	(14.9)	—	(59.1)
Cash and cash equivalents, beginning of period	70.7	—	135.5	—	206.2
Cash and cash equivalents, end of period	$ 26.5	$ —	$120.6	$—	$ 147.1

($ in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$(110.5)	$ 187.0	$ 139.6	$(0.1)	$ 216.0
Cash flows from investing activities:					
Capital expenditures	—	(18.6)	(5.1)	—	(23.7)
Acquisitions	—	(8.1)	—	—	(8.1)
Proceeds from the sale of equity investment	—	5.1	0.7	—	5.8
Net cash used in investing activities	—	(21.6)	(4.4)	—	(26.0)
Cash flows from financing activities:					
Net change in debt	(62.2)	0.5	(75.0)	—	(136.7)
Proceeds from exercise of stock options	0.4	—	—	—	0.4
Cash paid for debt issuance costs	(4.5)	—	—	—	(4.5)
Change in intercompany accounts	210.6	(165.9)	(44.8)	0.1	—
Net cash provided by (used in) financing activities	144.3	(165.4)	(119.8)	0.1	(140.8)
Effect of exchange rate changes	—	—	10.2	—	10.2
Net increase in cash and equivalents	33.8	—	25.6	—	59.4
Cash and cash equivalents, beginning of period	36.9	—	109.9	—	146.8
Cash and cash equivalents, end of period	$ 70.7	$ —	$ 135.5	$ —	$ 206.2

($ in millions, except per share amounts)

24. Subsequent Events

Subsequent events occurring after the balance sheet date but before the financial statement issuance date have been evaluated through February 25, 2010, the date of the filing.

The Venezuelan government has devalued the bolivar a number of times, including a recent devaluation on January 8, 2010. As a result of this most recent devaluation, the Company recorded a foreign exchange loss in our Consolidated Income Statement of approximately $13.6 million and a reduction in our aftermarket backlog of approximately $1.1 million in January 2010.

On January 18, 2010, the Company acquired the assets of Leading Edge Turbine Technologies, Inc. ("LETT"), located in Houston, TX for $35.0. LETT is a provider of turbine technologies specializing in industrial gas turbines, steam turbines and compressor repair. The purchase agreement includes the potential for additional cash consideration based on achieving certain Revenue and Earnings Before Interest, Tax, Depreciation, and Amortization ("EBITDA") targets over a three-year period ending on December 31, 2012. The additional consideration is up to a maximum of $4.6 depending upon the achievement of such targets.

Pro forma financial information, assuming this acquisition occurred at the beginning of each income statement period, has not been presented because the effect on our results for each of those periods was not considered material. The results of this acquisition will be included in our consolidated financial results from the date of such acquisition.

In February 2010 the Company's board of directors authorized the repurchase of up to $200 million of its common stock, which is approximately 8 percent of the Company's outstanding shares. Stock repurchases under this program may be made through open market or privately negotiated transactions in accordance with all applicable laws, rules, and regulations. The transactions may be made from time to time and in such amounts, as management deems appropriate and will be funded from operating cash flows or borrowings under the Company's revolving credit facility.

The number of shares to be repurchased and the timing of repurchases will be based on several factors. These factors include the price of the Company's common stock, general business and market conditions, other investment opportunities including acquisitions and covenant limitations. The most restrictive covenant allows shares to be repurchased up to an annual amount of half the prior year's net income. Presently, without seeking a covenant waiver, this limits the Company to approximately $100 million in 2010. The stock repurchase program does not have an expiration date and may be limited or terminated at any time by the Board of Directors without prior notice.

Dresser-Rand Group Inc.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
for the years ended December 31, 2009, 2008 and 2007
($ in millions)

Description	Beginning Balance at 01/01/09	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Ending Balance at 12/31/2009
Allowance for losses on receivables	$11.6	$4.7	$ —	$1.9(a)	$14.4
Valuation allowance for deferred tax asset	6.5	3.9	1.0(b)	—	$11.4

Notes:

(a) - Impact of foreign exchange of $(0.2) and write-off of bad debts of $2.1.

(b) - Impact of foreign exchange.

Description	Beginning Balance at 01/01/08	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Ending Balance at 12/31/2008
Allowance for losses on receivables	$5.9	$7.6	$ —	$1.9(a)	$11.6
Valuation allowance for deferred tax asset	5.5	1.6	(0.6)(b)	—	6.5

Notes:

(a) - Impact of foreign exchange of $.7 and write-off of bad debts of $1.2.

(b) - Impact of foreign exchange.

Description	Beginning Balance at 01/01/07	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Ending Balance at 12/31/2007
Allowance for losses on receivables	$6.1	$1.2	$ —	$1.4(a)	$5.9
Valuation allowance for deferred tax asset	4.3	0.5	0.7(b)	—	5.5

Notes:

(a) - Impact of foreign exchange of $(0.2) and write-off of bad debts of $1.6.

(b) - Impact of foreign exchange.

EXHIBIT 21.1

Legal Entities	Jurisdiction
D-R Holdings (France) S.A.S	France
D-R Holdings (Germany) GmbH	Germany
D-R Holdings Norway AS	Norway
D-R Holdings (U.K.) Limited	United Kingdom
D-R International Sales LLC	Cayman Islands
D-R Steam LLC	United States of America
Dresser-Rand (Nigeria) Ltd.	Nigeria
Dresser-Rand (SEA) Pte. Ltd.	Singapore
Dresser-Rand (U.K.) Limited	United Kingdom
Dresser-Rand AS	Norway
Dresser-Rand Asia Pacific Sdn. Bhd.	Malaysia
Dresser-Rand B.V.	Netherlands
Dresser-Rand Canada, Inc.	Canada
Dresser-Rand CIS	Moscow
Dresser-Rand Colombia Ltda.	Colombia
Dresser-Rand Comercio e Industria Ltda.	Brazil
Dresser-Rand Company	United States of America
Dresser-Rand Company Ltd.	United Kingdom
Dresser-Rand Czech, spol. s.r.o	Czech Republic
Dresser-Rand de Mexico S.A. de C.V.	Mexico
Dresser-Rand de Venezuela, S.A.	Venezuela
Dresser-Rand do Brasil, Ltda.	Brazil
Dresser-Rand Engineered Equipment (Shanghai) Ltd.	China
Dresser-Rand Global Services, Inc.	United States of America
Dresser-Rand GmbH	Germany
Dresser-Rand Holding (Delaware) LLC	United States of America
Dresser-Rand India Private Limited	India
Dresser-Rand International B.V.	Netherlands
Dresser-Rand Italia S.r.l	Italy
Dresser-Rand Japan Ltd.	Japan
Dresser-Rand LLC	United States of America
Dresser-Rand Machinery Repair Belgie N.V.	Belgium
Dresser-Rand Nadrowski GmbH	Germany
Dresser-Rand Overseas Sales Company Limited	United States of America
Dresser-Rand Power LLC	United States of America
Dresser-Rand S.A.	France
Dresser-Rand Sales Company S.A.	Switzerland
Dresser-Rand Services B.V.	Netherlands
Dresser-Rand Services, Inc.	United States of America
Dresser-Rand Services, LLC	United States of America
Dresser-Rand Services, S. de R.L. de C.V.	Mexico
Dresser-Rand Services, S.a.r.l	Switzerland
Dresser-Rand Southern Africa (Pty) Ltd.	South Africa
PT Dresser-Rand Services Indonesia	Indonesia
Turbodyne Electric Power Corporation	United States of America
D-R Luxembourg Holding 1, S.A.R.L	Luxembourg
D-R Luxembourg Holding 2, S.A.R.L	Luxembourg
Dresser-Rand Trinidad & Tobago Limited	Trinidad & Tobago
Dresser-Rand (Thailand) Limited	Thailand
Dresser-Rand Arabia	Saudi Arabia
Dresser-Rand Property (Pty) Ltd.	South Africa
Dresser-Rand Service Centre (Pty) Ltd.	South Africa

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-162745) and Forms S-8 (File Nos. 333-128159 and 333-150894) of Dresser-Rand Group Inc. of our report dated February 25, 2010 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

Houston, Texas
February 25, 2010

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Vincent R. Volpe Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ending December 31, 2009, of Dresser-Rand Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ VINCENT R. VOLPE JR.

Vincent R. Volpe Jr.
President, Chief Executive Officer and
Director

Date: February 25, 2010

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Mark E. Baldwin, certify that:

1. I have reviewed this annual report on Form 10-K for the year ending December 31, 2009, of Dresser-Rand Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MARK E. BALDWIN

Mark E. Baldwin
Executive Vice President and Chief
Financial Officer

Date: February 25, 2010

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dresser-Rand Group Inc. (the "Company") on Form 10-K for the year ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Vincent R. Volpe Jr., President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ VINCENT R. VOLPE JR.

Vincent R. Volpe Jr.
President, Chief Executive Officer and Director

Date: February 25, 2010

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Dresser-Rand Group Inc. (the "Company") on Form 10-K for the period ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark E. Baldwin, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MARK E. BALDWIN

Mark E. Baldwin
Executive Vice President and Chief
Financial Officer

Date: February 25, 2010


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